Summary of Selected Consolidated Financial Data

($ In Millions Except Per Share Information)	1999	1998	1997	1996	1995
Noninterest Income					
Trust Fees	**$ 974.2**	$ 816.3	$ 689.2	$ 594.4	$ 505.3
Foreign Exchange Trading Profits	**107.7**	103.5	104.8	58.8	55.3
Treasury Management Fees	**67.9**	69.9	60.2	55.3	49.6
Security Commissions and Trading Income	**30.2**	28.0	26.1	23.9	21.7
Other Noninterest Income	**55.2**	53.9	54.2	47.6	46.5
Total Noninterest Income	**1,235.2**	1,071.6	934.5	780.0	678.4
Net Interest Income	**518.8**	477.2	438.2	388.3	357.6
Provision for Credit Losses	**12.5**	9.0	9.0	12.0	6.0
Income before Noninterest Expenses	**1,741.5**	1,539.8	1,363.7	1,156.3	1,030.0
Noninterest Expenses					
Compensation	**582.6**	518.1	448.3	368.8	337.6
Employee Benefits	**98.5**	91.3	79.0	72.5	81.5
Occupancy Expense	**74.3**	67.9	66.7	60.7	57.9
Equipment Expense	**63.6**	62.2	62.2	56.0	50.0
Other Operating Expenses	**306.0**	257.6	235.6	210.9	182.5
Total Noninterest Expenses	**1,125.0**	997.1	891.8	768.9	709.5
Income before Income Taxes	**616.5**	542.7	471.9	387.4	320.5
Provision for Income Taxes	**211.5**	188.8	162.5	128.6	100.5
Net Income	**$ 405.0**	$ 353.9	$ 309.4	$ 258.8	$ 220.0
Net Income Applicable to Common Stock	**$ 400.2**	$ 349.0	$ 304.4	$ 253.9	$ 211.5
Per Common Share					
Net Income					
Basic	**$ 1.81**	$ 1.58	$ 1.37	$ 1.13	$ .95
Diluted	**1.74**	1.52	1.33	1.11	.93
Dividends Declared	**.495**	.435	.375	.325	.275
Book Value—End of Period (EOP)	**9.25**	8.19	7.27	6.40	5.76
Market Price—EOP	**53.00**	43.66	34.88	18.13	14.00
Average Total Assets	**$ 30,177**	$ 27,191	$ 24,052	$ 20,964	$ 19,409
Senior Notes—EOP	**500**	700	785	305	17
Long-Term Debt—EOP	**659**	458	440	428	335
Debt-Floating Rate Capital Securities—EOP	**268**	267	267	—	—
Ratios					
Dividend Payout Ratio	**27.6%**	27.7%	27.5%	28.5%	28.6%
Return on Average Assets	**1.34**	1.30	1.29	1.23	1.13
Return on Average Common Equity	**20.67**	20.47	20.17	18.64	17.58
Tier 1 Capital to Risk-Weighted Assets—EOP	**9.91**	9.78	9.61	8.19	8.82
Total Capital to Risk-Weighted Assets—EOP	**13.66**	13.06	12.78	11.87	12.49
Leverage Ratio	**7.14**	6.90	6.87	6.42	6.19
Average Stockholders' Equity to Average Assets	**6.81**	6.71	6.78	7.09	7.07
Average Loans and Leases Times Average Stockholders' Equity	**7.1x**	7.3x	7.2x	7.0x	6.7x
Stockholders—EOP	**3,251**	3,373	3,380	3,335	3,331
Staff—EOP (Full-time equivalent)	**8,583**	8,156	7,553	6,933	6,531

Northern Trust Corporation (Corporation) is a bank holding company organized in 1971 to hold all of the outstanding capital stock of The Northern Trust Company (Bank), an Illinois banking corporation with its headquarters located in the Chicago financial district. The Corporation also owns banks with offices in Florida, Arizona, California, Texas, Colorado, Michigan and Washington and various other nonbank subsidiaries, including a securities brokerage firm, an international investment consulting firm and a retirement services company. The Bank has global custody operations in London, branches in the Chicago metropolitan area, a trust office in Ohio and various subsidiaries including a leasing company, a Canadian trust company and a New York Edge Act company. Although the operations of other subsidiaries will be of increasing significance, it is

expected that the Bank will continue to be the major source of the consolidated assets, revenues and net income in the foreseeable future.

All references to ''Northern Trust'' refer to Northern Trust Corporation and its subsidiaries on a consolidated basis.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Northern Trust's Consolidated Financial Statements and Consolidated Financial Statistics included herein.

Results of Operations

Overview. Net income for 1999 totaled a record $405.0 million, a 14.4% increase from the $353.9 million earned in 1998 which in turn was 14.4% greater than the $309.4 million earned in 1997. Fully diluted net income per common share, reflecting a two-for-one stock split in December 1999, increased 14% to $1.74 from $1.52 in 1998, which was also up 14% from $1.33 in 1997. The record net income performance produced a return on average common stockholders' equity of 20.67% compared with 20.47% in 1998 and 20.17% in 1997. The return on average assets was 1.34% in 1999 compared with 1.30% in 1998 and 1.29% in 1997.

1999 marks the twelfth consecutive year of record earnings. Trust fees, net interest income and foreign exchange trading profits were all at record levels, while trust assets under administration reached $1.54 trillion at December 31, 1999, up $278.2 billion from a year ago. Strength in all of Northern Trust's diversified revenue sources produced a 13% increase in revenues while operating expenses also increased by 13%, resulting in a productivity ratio of 159%.

Stockholders' equity grew to $2.17 billion, as compared to $1.94 billion at December 31, 1998 and $1.74 billion at December 31, 1997, primarily through the retention of earnings, offset in part by the repurchase of common stock pursuant to the Corporation's share buyback program.

The Board of Directors increased the quarterly dividend per common share 12.5% in November 1999, to $.135 from $.12, for a new annual rate of $.54. This is the thirteenth consecutive year in which the dividend rate has been increased. The Board's action reflects a policy of increasing the dividend rate with increased profitability while retaining sufficient earnings to allow for strategic expansion and the maintenance of a strong balance sheet and capital ratios.

Northern Trust's strategy will continue to focus on growing its two sharply defined businesses: Corporate and Institutional Services (C&IS) and Personal Financial Services (PFS). C&IS administers and manages domestic and global investment pools for corporate and institutional clients worldwide. PFS provides financial services to individuals and closely held businesses through a unique nine-state personal financial services franchise. An important element in this strategy is increasing the penetration of the C&IS and PFS target markets with investment products and services provided by a third business unit, Northern Trust Global Investments (NTGI). In executing this strategy, Northern Trust emphasizes service quality through a high level of personal service complemented by the effective use of technology. Operating support for these business units is provided through the Worldwide Operations and Technology business unit (WWOT). Expense growth and capital expenditures are closely monitored to ensure that short- and long-term business strategies and performance objectives are effectively balanced.

Noninterest Income. Noninterest income represented 69% of total taxable equivalent revenue in 1999, compared with 68% one year ago. Noninterest income totaled $1.24 billion in 1999, $1.07 billion in 1998, and $934.5 million in 1997.

Trust Fees. Trust fees accounted for 79% of total noninterest income and 54% of total taxable equivalent revenue in 1999. Trust fees for 1999 increased 19% to $974.2 million from $816.3 million in 1998, which was up 18% from $689.2 million in 1997. Trust fees have increased at a compound growth rate of 16.5% for the past five years. Total trust assets under administration at December 31, 1999 were $1.54 trillion compared to $1.26 trillion a year ago, an increase of 22%. Trust assets under management, included in the above, increased 27% to $299.1 billion, up from $236.0 billion at the end of 1998.

Trust fees are based on the market value of assets managed and administered, the volume of transactions, securities lending volume and spreads, and fees for other services rendered. Asset-based fees are typically determined on a sliding scale so that as the value of a client portfolio grows in size, Northern Trust receives a smaller percentage of the increasing value as fee income. Therefore, market value or other changes in a portfolio's size do not typically have a proportionate impact on the level of trust fees. Certain investment management fee arrangements also may provide for performance fees which are based on client portfolio returns exceeding predetermined levels. In addition, C&IS trust relationships are increasingly priced to reflect earnings from activities such as custody-related deposits and foreign exchange trading which are not included in trust fees. Custody-related deposits maintained with bank subsidiaries and foreign branches are primarily interest-bearing and averaged $7.0 billion in 1999 and $6.0 billion in 1998.

Northern Trust's fiduciary business encompasses Master Trust, Master Custody, investment management and retirement services for corporate and institutional asset pools, as well as a complete range of estate planning, fiduciary and asset management services for individuals. Fees from these services are fairly evenly distributed between C&IS and PFS. A discussion of each of these business units and NTGI follows.

Corporate and Institutional Services. Trust fees in C&IS increased 14% in 1999 to $484.6 million from $423.7 million in 1998, which was up 16% from $364.8 million in 1997. These fees are derived from the full set of Master Trust and Master Custody services that Northern Trust provides to retirement plans and institutional clients worldwide. Northern Trust's products include worldwide custody, settlement, reporting and investment management. Investment services include cash management, securities lending, performance analysis, risk management and a broad range of active and passive investment products provided through NTGI. In addition to these services, Northern Trust offers its clients a comprehensive array of retirement consulting and recordkeeping services.

All services provided by C&IS contributed to the $60.9 million increase in trust fees. Fees from custody services increased 5% as a result of new business and accounted for $8.2 million or 13% of the growth in C&IS trust fees. Domestic and international securities lending fees were strong, combining to increase $12.4 million or 15% to $97.6 million, resulting predominantly from higher volumes. New business drove an $11.1 million or 31% increase in retirement services recordkeeping and consulting fees.

C&IS trust fees also benefited from new asset management business, demonstrating continued success in its offerings of both passive and actively managed investment products to trust and banking clients. Excellent new business, together with strong investment results, drove a $26.0 million or 21% increase in fees from other investment products. These higher fees include $5.4 million of revenue earned for co-administration services rendered to Northern Institutional Funds beginning in May 1999.

Total C&IS trust assets under administration increased 22% from December 31, 1998 to $1.39 trillion at December 31, 1999. Of the C&IS trust assets under administration, $207.5 billion is managed by Northern Trust, up 28% from December 31, 1998. Trust assets under administration included approximately $278 billion of global custody assets. The cash and other assets that have been deposited by investment firms as collateral for securities they have borrowed from trust clients are invested by Northern Trust and are included in trust assets under administration as managed assets. The collateral totaled $80.7 billion and $65.2 billion at December 31, 1999 and 1998, respectively.

Net new C&IS business sold and transitioned in 1999 was approximately $95 million in annualized trust fees, up 36% from 1998. Although most clients avoided year-end transitions, Northern Trust did not experience the slowing of transitions in the fourth quarter it had thought possible as a result of Year 2000-related precautions. Approximately 65% of the new business sold came from existing clients and 35% from new relationships.

Personal Financial Services. Northern Trust has positioned itself in markets having significant concentrations of wealth and growth potential. With the establishment of new offices in Cleveland, Ohio and Seattle, Washington, and the addition of six other new offices in 1999, Northern Trust's unique network of Personal Financial Services offices includes 74 locations in nine states. PFS also includes the Wealth Management Group, which provides customized products and services to meet the complex financial needs of families in the United States and throughout the world with assets typically exceeding $100 million. At December 31, 1999 trust assets under administration in PFS totaled $152.0

Consolidated Trust Assets Under Administration

($ In Billions)	December 31 1999	1998	1997	1996	1995	Percent Change 1999/98	Five-Year Compound Growth Rate
Corporate & Institutional	**$ 207.5**	$ 162.6	$ 138.1	$ 83.7	$ 67.2	**28%**	**32%**
Personal	**91.6**	73.4	58.5	46.6	38.3	**25**	**24**
Total Managed Trust Assets	**299.1**	236.0	196.6	130.3	105.5	**27**	**29**
Corporate & Institutional	**1,178.4**	975.9	845.3	618.2	483.4	**21**	**24**
Personal	**60.4**	47.8	37.4	30.4	25.0	**26**	**24**
Total Non-Managed Trust Assets	**1,238.8**	1,023.7	882.7	648.6	508.4	**21**	**24**
Consolidated Trust Assets Under Administration	**$1,537.9**	$1,259.7	$1,079.3	$778.9	$613.9	**22%**	**25%**

billion, an increase of 25% from $121.2 billion at December 31, 1998, reflecting record new business development in all states and strong growth in the market value of securities. Of the personal trust assets under administration, $91.6 billion was managed by Northern Trust at December 31, 1999 as compared to $73.4 billion at December 31, 1998.

PFS trust fees also reached record levels, increasing 25% to $489.6 million for the year compared to $392.6 million in 1998 and $324.4 million in 1997. Every state recorded trust fee increases of 18% or more, with Florida, Arizona and Texas particularly strong. The Wealth Management Group also had excellent performance, with trust fees increasing 27%, and at year-end administered $52.3 billion for significant family asset pools nationwide, up 36% from last year. Another significant factor impacting fee growth was strong investment performance in several Northern Trust Global Advisors (NTGA) ''manager of managers'' funds for PFS clients resulting in $9.6 million of additional fees. These additional fees were largely offset by increased performance-based incentive payments to subadvisors that are reflected in other operating expenses.

Net recurring new business sold and transitioned in 1999 totaled $73 million in annualized trust fees, up 80% from 1998.

Northern Trust Global Investments. Northern Trust formalized and strengthened the focus on its investment management business in 1998 by bringing together the investment activities of the C&IS and PFS businesses in a newly created business unit, Northern Trust Global Investments. The revenues associated with this business unit are fully allocated to C&IS and PFS. NTGI brings together Northern Trust's registered and bank investment advisers to integrate portfolio management, research and trading with client servicing, institutional sales, marketing and product management, while continuing to emphasize Northern Trust's overall relationship orientation.

NTGI's strategic focus on investment management, branding, product management, distribution and client servicing supported Northern Trust's strong growth in assets under management during 1999. Northern Trust continued to achieve solid investment results across asset classes. For example, 10 of 38 capital market mutual funds advised by Northern Trust earned high (''A'' or ''B'') one-year rankings by Lipper Analytical Services, a respected mutual fund rating agency. Also, 15 of these 38 funds earned ''A'' or ''B'' three-year rankings by Lipper. Many of Northern Trust's other investment products also demonstrated strong performance during the year.

New capabilities were added to Northern Trust's array of investment products in 1999. The active equity and fixed income product lines were strategically expanded with the addition of several new funds, complementing the well-established core capabilities in both asset classes. To support the expanding product line, Northern Trust continued to add experienced investment personnel. Northern Trust's institutional and retail mutual funds continued to enjoy significant growth, reaching $32.9 billion in assets by year-end.

Northern Trust's competitive investment results, combined with new product offerings, improvements in sales and client servicing and increases in market values, provided the foundation for another year of strong growth in assets under management. By year-end, Northern Trust managed $299.1 billion for personal and institutional clients, up from $236.0 billion at year-end 1998.

Foreign Exchange Trading Profits. Foreign exchange trading profits totaled a record $107.7 million, up 4% from $103.5 million in 1998 and $104.8 million in 1997. As custodian, Northern Trust provides foreign exchange services in the normal course of business. Active management of currency positions, within conservative limits, also contributes to trading profits. Foreign exchange profits continued to result from transactions associated with the growing global custody business. The increase in profits primarily reflects strong results of active management offset by a decline in client activity resulting from the conversion to the euro.

Treasury Management Fees. The fee portion of treasury management revenues totaled $67.9 million in 1999, a 3% decrease from the $69.9 million reported in 1998 compared with $60.2 million in 1997. Total treasury management revenues, which, in addition to fees, include the computed value of compensating deposit balances, increased 2% to $99.3 million from $97.0 million in 1998 compared to $91.6 million in 1997, reflecting the continued growth of new business in both paper- and electronic-based products. The lower level of the fee portion of treasury management revenues in 1999 can be attributed to a higher percentage of clients choosing to pay for services through compensating deposit balances versus fees, and certain accounting changes made for fee accruals in 1998.

Security Commissions and Trading Income. Security commissions and trading income totaled $30.2 million in 1999, compared with $28.0 million in 1998 and $26.1 million in 1997. This income is primarily generated from securities brokerage services provided by Northern Trust Securities, Inc. (NTSI). Additional revenue is provided from underwriting selected general obligation tax-exempt securities and interest risk management activities with clients. The 1999 results reflect continued strong growth in securities brokerage

Analysis of Net Interest Income (FTE)

				Percent Change	
($ In Millions)	1999	1998	1997	1999/98	1998/97
Interest Income	**$ 1,568.6**	$ 1,503.1	$ 1,332.8	**4.4%**	12.8%
FTE Adjustment	**38.6**	35.9	32.7	**7.5**	9.8
Interest Income-FTE	**1,607.2**	1,539.0	1,365.5	**4.4**	12.7
Interest Expense	**1,049.8**	1,025.9	894.6	**2.3**	14.7
Net Interest Income-FTE	**$ 557.4**	$ 513.1	$ 470.9	**8.6%**	9.0%
Average Volume					
Earning Assets	**$27,241.5**	$24,624.5	$21,629.7	**10.6%**	13.8%
Interest-Related Funds	**23,170.1**	20,940.7	18,292.6	**10.6**	14.5
Noninterest-Related Funds	**4,071.4**	3,683.8	3,337.1	**10.5**	10.4
				Change in Percentage	
Average Rate					
Earning Assets	**5.90%**	6.25%	6.32%	**(.35)**	(.07)
Interest-Related Funds	**4.53**	4.90	4.89	**(.37)**	.01
Interest Rate Spread	**1.37**	1.35	1.43	**.02**	(.08)
Total Source of Funds	**3.85**	4.17	4.14	**(.32)**	.03
Net Interest Margin	**2.05%**	2.08%	2.18%	**(.03)**	(.10)

Refer to pages 76 and 77 for a detailed analysis of net interest income.

activities, up 15%, offset in part by a decline in futures commissions resulting from Northern Trust's exit from the futures business during 1998.

Other Operating Income. Other operating income includes loan, letter of credit and deposit-related service fees and other miscellaneous income from asset sales. Other operating income in 1999 totaled $54.5 million compared with $52.6 million in 1998 and $53.5 million in 1997. Nonrecurring gains in 1999 totaled $4.0 million resulting from the sale of Northern Trust's Harlem Avenue Branch on the northwest side of Chicago, and the sale of mortgage servicing rights on certain loans that had previously been sold. Nonrecurring gains in 1998 totaled $3.8 million and included sales of exchange membership seats owned by Northern Futures Corporation, a sale of mortgage loans and the sale of Northern Trust's small California investment management subsidiary, Berry, Hartell, Evers & Osborne, Inc. Included in the 1997 results was $11.1 million resulting from settlements reached with Illinois banking regulators concerning the disposition of certain unclaimed balances accumulated over a number of years. Excluding nonrecurring items, the increase in other operating income in 1999 is primarily attributable to higher loan service and banking-related fees.

Investment Security Gains. Net security gains totaling $.7 million were realized in 1999. This compares with net gains of $1.3 million in 1998 and $.7 million in 1997.

Net Interest Income. Net interest income is defined as the total of interest income and amortized fees on earning assets, less interest expense on deposits and borrowed funds, adjusted for the impact of off-balance sheet hedging activity. Earning assets, which consist of securities, loans and money market assets, are financed by a large base of interest-bearing funds, including retail deposits, wholesale deposits, short-term borrowings, senior notes and long-term debt. Earning assets are also funded by net noninterest-related funds. Net noninterest-related funds consist of demand deposits, the reserve for credit losses and stockholders' equity, reduced by nonearning assets including cash and due from banks, items in process of collection, buildings and equipment and other nonearning assets. Variations in the level and mix of earning assets, interest-bearing funds and net noninterest-related funds, and their relative sensitivity to interest rate movements, are the dominant factors affecting net interest income. In addition, net interest income is impacted by the level of nonperforming assets and client use of compensating deposit balances to pay for services.

Net interest income for 1999 was a record $518.8 million, up 9% from $477.2 million in 1998, which was up 9% from $438.2 million in 1997. When adjusted to a fully taxable equivalent (FTE) basis, yields on taxable, nontaxable and partially taxable assets are comparable, although the adjustment to a FTE basis has no impact on net income. Net interest income on a FTE basis for 1999 was a record $557.4 million, an increase of $44.3 million or 9% from $513.1 million in 1998 which in turn was up 9% from $470.9 million in 1997. Through steady asset growth and conservative interest rate risk management, Northern Trust has been successful in generating year over year improvement in net interest income as evidenced by the fact that 1999 represents the

sixteenth consecutive year of record performance. The increase in FTE net interest income in 1999 was driven primarily by an 11% increase in both average earning assets and noninterest-related funds.

The net interest margin declined to 2.05% from 2.08% last year. The decline in the margin is attributable to the growth in low-spread money market assets and federal agency securities. Earning assets averaged $27.2 billion, up 11% from the $24.6 billion reported in 1998, which was up from $21.6 billion in 1997. The $2.6 billion growth in average earning assets reflects a 9% or $1.2 billion increase in loans, a 7% or $486 million increase in securities, and a 23% or $899 million increase in money market assets. For a complete analysis of volume and interest rate changes affecting net interest income refer to the Average Statement of Condition with Analysis of Net Interest Income on pages 76 and 77.

Loan volume for the year averaged $14.5 billion with all of the growth reflected in the domestic portfolio as international loans decreased $118 million on average. The domestic growth came principally from residential mortgage activities, up $561 million, and commercial and industrial loans, up $303 million. The loan portfolio includes noninterest-bearing domestic and international overnight advances related to processing certain trust client investments, which averaged $694 million in 1999, down from $767 million a year ago. Securities averaged $8.0 billion in 1999, up 7% from $7.5 billion a year ago resulting primarily from higher levels of federal agency securities. Money market assets averaged $4.7 billion in 1999 versus $3.8 billion in 1998.

The increase in average earning assets of $2.6 billion was funded through growth in interest-bearing deposits, other interest-related funding sources, and noninterest-related funds. The deposit growth was concentrated primarily in foreign office time deposits, up $810 million resulting from increased global custody activity, and higher levels of savings and money market deposits, up $582 million. Other interest-related funds averaged $8.9 billion, up $712 million, principally from federal funds purchased, up $606 million and securities sold under agreements to repurchase, up $448 million, offset in part by a reduction of $363 million in other borrowings. Average net noninterest-related funds increased $388 million, mainly due to higher demand deposits and stockholders' equity. Stockholders' equity for the year averaged $2.1 billion, an increase of $231 million or 13% from 1998, principally due to the strong earnings performance, offset in part by the repurchase of common stock pursuant to the Corporation's share buyback program.

Provision for Credit Losses. The provision for credit losses of $12.5 million was $3.5 million higher than the $9.0 million required in each of the two preceding years. The overall quality of the loan portfolio remains strong. For a discussion of the reserve for credit losses, refer to pages 38 through 40.

Noninterest Expenses. Noninterest expenses for 1999 totaled $1.1 billion, up $127.9 million or 13% from $997.1 million in 1998, which was up 12% from $891.8 million in 1997. Included in the 1999 results were $6.8 million of project expenses related to Year 2000 initiatives. Expense increases during 1999 reflect a variety of growth initiatives, including staff additions and higher operating expenses necessary to support record levels of new business and growing transaction volumes, investments in technology and PFS office expansion, business promotion and the expenses of co-administration services now being provided to the two mutual fund families. Performance-based compensation increased 28%, resulting from exceptional new business results, outstanding client investment portfolio performance and record net income.

Noninterest expenses for 1998 increased $105.3 million or 12% over 1997. Expenses in 1998 reflect $16.0 million of incremental expenses related to acquisitions and $11.5 million of project costs related to Year 2000 initiatives. Total expenses for 1997 included $10.1 million in charges relating to Year 2000 initiatives and $3.5 million in costs associated with the planned relocation of Northern Trust's computer data facility. The remainder of the expense increase in 1998 reflects a variety of growth initiatives, including staff additions and higher operating expenses necessary to support new business and growing transaction volumes, investments in technology and PFS office expansion. Performance-based compensation also increased, resulting from excellent new business results, improved client investment portfolio performance, strong corporate earnings and the price increase in Northern Trust Corporation common stock.

The productivity ratio, defined as total revenue on a taxable equivalent basis divided by noninterest expenses, was 159% for 1999, unchanged from last year and up slightly from 158% in 1997.

Compensation and Benefits. Compensation and benefits, which represent 61% of total noninterest expenses, increased 12% to $681.1 million in 1999 from $609.4 million in 1998, which was up 16% from $527.3 million in 1997. Compensation costs, the largest component of noninterest expenses, totaled $582.6 million, up $64.5 million or 12% from $518.1 million a year ago. The increase in 1999 was primarily attributable to staff additions, higher performance-based compensation and salary increases. Performance-based compensation

expense was up from the prior year by $32.8 million in 1999 and $23.6 million in 1998, reflecting the impact of excellent new business results, outstanding client investment portfolio performance, record corporate earnings and the price increase in Northern Trust Corporation common stock. As a result of adopting Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" in 1999, Northern Trust capitalized salary and benefit costs totaling $13.5 million as software.

Staff on a full-time equivalent basis averaged 8,200 in 1999, up 5% compared with 7,844 in 1998, which was up 9% from 7,198 in 1997. Average staff levels in 1999 would have been approximately 8% higher than a year ago and compensation expense would have increased more, had Northern Trust not outsourced Illinois check processing at the end of 1998. These expenses are now included in outside services purchased and reflected in other operating expenses. The increase in staff levels during 1999 was required to support growth initiatives and strong new business in both C&IS and PFS. Staff on a full-time equivalent basis totaled 8,583 at December 31, 1999, an increase of 5% from 8,156 at the end of last year. Staff levels at year-end would have been approximately 9% higher than a year ago had Illinois check processing not been outsourced.

Employee benefit costs for 1999 totaled $98.5 million, up $7.2 million or 8% from $91.3 million in 1998 which was 16% higher than the $79.0 million in 1997. The increase in employee benefits in each of the past two years primarily reflects higher payroll taxes, medical and dental plan costs, and retirement plan benefits resulting predominantly from staff growth.

Occupancy Expense. Net occupancy expense totaled $74.3 million, up 9% or $6.4 million from $67.9 million in 1998, which was up 2% from $66.7 million in 1997. The principal components of the 1999 increase were higher rental costs, real estate taxes, and depreciation and maintenance of buildings. The increase in 1998 resulted from higher building operating and maintenance costs, partially offset by lower real estate taxes.

Equipment Expense. Equipment expense, which includes depreciation, rental, and maintenance costs, totaled $63.6 million in 1999, 2% higher than the $62.2 million in 1998 and 1997. The 1999 results reflect higher levels of computer hardware depreciation expense, offset by lower rental and maintenance costs of computers and equipment. The 1998 results reflect higher levels of hardware depreciation expense, computer and equipment maintenance charges and leasing of data lines, offset by lower rental costs of computers and equipment.

Other Operating Expenses. Other operating expenses for 1999 totaled $306.0 million, up 19% from $257.6 million in 1998, which was up 9% from $235.6 million in 1997. The increase in the 1999 expense level was principally the result of continued investment in technology, expansion of the personal trust and banking office network, and higher operating expenses necessary to support business growth. These initiatives resulted in increases in technical and consulting service fees, data processing costs, business development efforts, telecommunications and amortization of software. Partially offsetting these increases were lower costs associated with legal claims and processing errors. Included in other operating expenses are technical and consulting services, which increased $26.9 million primarily as a result of performance-based fees paid to investment management subadvisers, and $17.5 million of 1999 expenses related to the outsourcing arrangement for the Illinois check processing function that commenced at the end of 1998.

Investments in technology are designed principally to support and enhance the transaction processing, investment management and securities handling capability of the trust and banking businesses, as well as relationship management and client interaction. Additional capital expenditures planned for systems technology will result in future expenses for the depreciation of hardware and amortization of software. Depreciation and software amortization are charged to equipment and other operating expenses, respectively.

Provision for Income Taxes. The provision for income taxes was $211.5 million in 1999 compared with $188.8 million in 1998 and $162.5 million in 1997. The increase reflects the continued growth in income from federally taxable sources while tax-exempt municipal interest has remained relatively stable. The effective tax rate was 34% for 1999 compared with 35% for 1998 and 34% for 1997.

Business Segments

Northern Trust Corporation, under Chairman and Chief Executive Officer William A. Osborn, organizes client services around two principal business units, C&IS and PFS. Investment products are provided to the clients of these business units by NTGI. Operating and systems support is provided to each of the business units by WWOT. Each of these four business units has a president who reports to President and Chief Operating Officer Barry G. Hastings. For management reporting purposes, the operations of NTGI and WWOT are allocated to the other business units. The Risk Management Unit includes the Treasury Department and reports directly to Mr. Osborn. Mr. Osborn has been identified as the chief operating decision maker because he has final authority over resource allocation decisions and performance assessment.

The results of the major business units are presented in order to promote a greater understanding of their financial performance. The information, presented on an internal management reporting basis, is derived from internal accounting systems that support the strategic objectives and management structure. Management has developed accounting systems to allocate revenue and expenses related to each segment, as well as certain corporate support services, worldwide operations and systems development expenses. The management reporting systems also incorporate processes for allocating assets, liabilities and the applicable interest income and expense. Tier 1 and tier 2 capital is allocated based on the federal risk-based capital guidelines at a level that is consistent with Northern Trust's consolidated capital ratios, coupled with management's judgment of the operational risks inherent in the business. Allocations of capital and certain corporate expenses may not be representative of levels that would be required if the segments were independent entities. The accounting policies used for management reporting are the same as those described in "Accounting Policies," in the Notes to Consolidated Financial Statements. Transfers of income and expense items are recorded at cost; there is no intercompany profit or loss on sales or transfers between business units. Northern Trust's presentations are not necessarily consistent with similar information for other financial institutions. For management reporting purposes, certain corporate income and expense items are not allocated to the business units and are presented as part of "Treasury and Other." These items include the impact of long-term debt, preferred equity, holding company investments, and certain corporate operating expenses.

The following tables reflect the earnings contribution of Northern Trust's business segments for the years ended December 31, 1999, 1998 and 1997 on the basis described above.

	Corporate and Institutional Services		
($ In Millions)	1999	1998	1997
Noninterest Income			
Trust Fees	**$ 484.6**	$ 423.7	$ 364.8
Other	**200.1**	197.2	183.2
Net Interest Income after Provision for Credit Losses*	**174.5**	151.4	126.9
Noninterest Expenses	**536.1**	505.1	435.6
Income before Income Taxes*	**323.1**	267.2	239.3
Provision for Income Taxes*	**125.9**	104.6	94.3
Net Income	**$ 197.2**	$ 162.6	$ 145.0
Percentage Net Income Contribution	**49%**	46%	47%
Average Assets	**$13,627.9**	$11,827.1	$10,246.3

	Personal Financial Services		
($ In Millions)	1999	1998	1997
Noninterest Income			
Trust Fees	**$ 489.6**	$ 392.6	$ 324.4
Other	**59.2**	52.0	45.4
Net Interest Income after Provision for Credit Losses*	**370.0**	331.9	316.0
Noninterest Expenses	**548.9**	458.6	410.6
Income before Income Taxes*	**369.9**	317.9	275.2
Provision for Income Taxes*	**144.9**	126.1	109.5
Net Income	**$ 225.0**	$ 191.8	$ 165.7
Percentage Net Income Contribution	**56%**	54%	53%
Average Assets	**$11,494.4**	$10,124.5	$ 8,931.9

	Treasury and Other		
($ In Millions)	1999	1998	1997
Noninterest Income			
Trust Fees	**$ —**	$ —	$ —
Other	**1.7**	6.1	16.7
Net Interest Income after Provision for Credit Losses*	**.4**	20.8	19.0
Noninterest Expenses	**40.0**	33.4	45.6
Loss before Income Taxes*	**(37.9)**	(6.5)	(9.9)
Benefit for Income Taxes*	**20.7**	6.0	8.6
Net Income	**$ (17.2)**	$ (.5)	$ (1.3)
Percentage Net Income Contribution	**(5)%**	—%	—%
Average Assets	**$ 5,054.7**	$ 5,239.1	$ 4,873.5

	Consolidated		
($ In Millions)	1999	1998	1997
Noninterest Income			
Trust Fees	**$ 974.2**	$ 816.3	$ 689.2
Other	**261.0**	255.3	245.3
Net Interest Income after Provision for Credit Losses*	**544.9**	504.1	461.9
Noninterest Expenses	**1,125.0**	997.1	891.8
Income before Income Taxes*	**655.1**	578.6	504.6
Provision for Income Taxes*	**250.1**	224.7	195.2
Net Income	**$ 405.0**	$ 353.9	$ 309.4
Percentage Net Income Contribution	**100%**	100%	100%
Average Assets	**$30,177.0**	$27,190.7	$24,051.7

**Stated on a fully taxable equivalent basis (FTE). The consolidated figures include $38.6 million, $35.9 million and $32.7 million of FTE adjustment for 1999, 1998 and 1997, respectively.*
Note: Certain reclassifications have been made to 1998 and 1997 financial information to conform to the current year's presentation.

Corporate and Institutional Services. Headed by Sheila A. Penrose, President—C&IS, this business unit provides trust, commercial banking and treasury management services to corporate and institutional clients. Trust activities encompass custody services for securities in the United States and foreign markets, as well as securities lending, asset management and actuarial and recordkeeping services for retirement plans. Foreign exchange services, which primarily relate to global custody activities, are also part of C&IS, as is a full range of commercial banking services. Treasury management services are provided to corporations and financial institutions and include a variety of products and services to accelerate cash collections, control disbursement outflows and generate information to manage cash products.

Net income for C&IS increased 21% in 1999 and totaled $197.2 million compared to $162.6 million in 1998 which was up 12% from the $145.0 million in 1997. The growth in net income was primarily driven by 14% growth in trust fees, which represent 56% of C&IS revenues in 1999.

Northern Trust, through C&IS, is a leading provider of Master Trust and Master Custody services to three targeted markets: retirement plans, institutional clients, and international clients. Retirement plans include the large corporate market, middle market and public and union retirement funds. The institutional market includes insurance companies, foundations and endowments and trust services for domestic correspondent banks. International clients include asset pools domiciled outside the U.S. and group trusts. A summary of C&IS trust fees and trust assets for each market follows.

Corporate and Institutional Services
Summary of Trust Fees

(In Millions)	1999	1998	1997
Domestic			
Retirement Plans	**$ 304.3**	$ 273.5	$243.9
Institutional	**85.0**	74.5	59.7
International	**95.3**	75.7	61.2
Total Trust Fees	**$ 484.6**	$ 423.7	$364.8

Corporate and Institutional Services
Summary of Trust Assets Under Administration

	December 31		
(In Billions)	1999	1998	1997
Domestic			
Retirement Plans	**$ 800.4**	$ 662.3	$563.9
Institutional	**250.1**	229.4	204.5
International	**253.6**	180.9	156.8
Securities Lending/Other	**81.8**	65.9	58.2
Total Trust Assets	**$1,385.9**	$1,138.5	$983.4

The modest growth in other noninterest income in 1999 resulted from a 4% increase in foreign exchange trading profits, partially offset by a reduction in treasury management fees. Total treasury management revenues, which, in addition to fees, include the computed value of compensating deposit balances, increased 2% in 1999. The decrease in treasury management fees reflects a higher percentage of clients choosing to pay for services through compensating deposit balances, and certain accounting changes made to fee accruals in 1998. Net interest income after provision for credit losses on a FTE basis increased 15% in 1999 and 19% in 1998. The increase in 1999 was driven by a 15% increase in earning assets, with loans increasing 5% and money market assets increasing 10%. Earning assets in 1998 were up 17% from 1997 primarily the result of 11% loan growth and a 16% increase in money market assets.

Total expenses of C&IS, which include both the direct expenses of the business unit and indirect expense allocations from NTGI and WWOT for product and operating support, increased 6% in 1999 and 16% in 1998. The growth in expenses is attributable to increases in compensation and employee benefits and higher operating costs to support business growth.

Personal Financial Services. Headed by Mark Stevens, President—PFS, this business unit encompasses personal trust and investment management services, estate administration, banking and residential mortgage lending offered through the Bank in Illinois and Ohio and affiliates in seven other states. The personal financial services strategy includes focusing on high net worth individuals in each banking subsidiary's target market and through its Wealth Management Group internationally. NTSI is also part of PFS.

PFS net income totaled $225.0 million in 1999, an increase of 17% from 1998 which in turn was 16% above the net income achieved in 1997. Growth in trust activities continued to be the driver of the record performance for the business unit with trust fees increasing 25% as a result of record new business throughout Northern Trust's PFS network and favorable securities markets. Trust fees allocated to Illinois in 1999 included $9.6 million of performance-based fees earned by NTGA as a result of strong investment performance in several funds managed for PFS clients. A summary of trust fees and trust assets broken down by state and Wealth Management follows.

Personal Financial Services
Summary of Trust Fees

(In Millions)	1999	1998	1997
Illinois	**$181.8**	$148.2	$126.5
Florida	**146.9**	116.8	93.2
California	**59.5**	50.3	43.6
Arizona	**29.2**	23.4	18.8
Texas	**17.9**	13.8	10.4
Wealth Management	**51.0**	40.0	31.9
Other States	**3.3**	.1	—
Total Trust Fees	**$489.6**	$392.6	$324.4

Personal Financial Services
Summary of Trust Assets Under Administration

	December 31		
(In Billions)	1999	1998	1997
Illinois	**$ 41.9**	$ 36.9	$ 32.6
Florida	**30.5**	24.5	18.4
California	**12.2**	11.4	9.6
Arizona	**5.9**	4.6	3.9
Texas	**4.3**	3.6	2.9
Wealth Management	**52.3**	38.4	27.6
Other States	**4.9**	1.8	.9
Total Trust Assets	**$152.0**	$121.2	$ 95.9

A significant portion of PFS growth has been driven by increasing market share in established locations. This growth has been supplemented by expansion within existing and new markets. From its 74 office network, Northern Trust reaches approximately 26% of the nation's high net worth households, defined as those with at least $1 million of investable assets. Over the next four years, Northern Trust plans to continue this expansion to additional markets with promising demographics. The goal is to build the PFS national network to approximately 100 offices within as many as fifteen states in targeted markets where approximately 40% of all U.S. high net worth households are located.

The growth in other noninterest revenues in 1999 reflects strong growth in brokerage commissions at NTSI, in addition to nonrecurring gains of $4.0 million resulting from the sale of the Harlem Avenue Branch and the sale of mortgage servicing rights on certain loans that had previously been sold. Nonrecurring gains in 1998 totaled $2.2 million and included the sale of mortgage loans and the sale of Northern Trust's small California investment management subsidiary. Driven by growth in residential mortgage loans, net interest income after provision for credit losses increased 11% in 1999 and totaled $370.0 million. In 1998, net interest income totaled $331.9 million and increased 5% over 1997.

PFS noninterest expenses, which include both the direct expenses of the business unit and indirect expense allocations from NTGI and WWOT for product and operating support, increased 20% in 1999 and 12% in 1998. The increase in 1999 primarily reflects merit increases and staff growth to support record new business, performance-based compensation, and higher operating costs to support business growth. Reflecting successful new business development and portfolio management results, performance-based compensation for PFS was up 45% and business promotion costs rose 17%.

Treasury and Other. The Risk Management Unit, headed by Perry R. Pero, Vice Chairman and Chief Financial Officer, includes the treasury function. The Treasury Department is responsible for managing the Bank's wholesale funding, capital position and interest rate risk, as well as the portfolio of interest rate risk management instruments. It is also responsible for the investment portfolios of the Corporation and the Bank and provides investment advice and management services to the subsidiary banks. "Other" corporate income and expenses represent items that are not allocated to the business units and generally represent certain nonrecurring items and certain executive level compensation.

One-time gains in 1998 included $1.6 million realized on the sale of exchange membership seats owned by Northern Futures Corporation. Other operating income in 1997 included $11.1 million resulting from settlements reached with Illinois banking regulators concerning the disposition of certain unclaimed balances. Net interest income was down significantly from $20.8 million in 1998 reflecting a reduction in the rate used to allocate tier 2 capital to the business units and the impact of rising interest rates in 1999. The rate change for allocating capital reduced Treasury and Other net interest income by $14.4 million and increased C&IS and PFS net interest income by $9.0 million and $5.4 million, respectively.

Northern Trust Global Investments. Headed by Stephen B. Timbers, President—NTGI, this business unit provides investment products and services to clients of C&IS and PFS through registered and bank investment managers. NTGI activities include equity and fixed income research and portfolio management services. NTGI also acts as the investment adviser and, beginning in 1999, co-administrator to the Corporation's two families of proprietary mutual funds, Northern Funds and Northern Institutional Funds. NTGA and NTQA are also included in NTGI, although for management reporting purposes, the majority of these subsidiaries' activities are included in C&IS. The other revenues and expenses of this business unit are fully allocated to C&IS and PFS.

Worldwide Operations and Technology. Headed by James J. Mitchell, President—WWOT, this business unit supports sales, relationship management, transaction processing and product management activities for C&IS, PFS and NTGI. The expenses of this business unit are fully allocated to other business units.

Subsequent Implementation of Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, ''Accounting for Derivative Instruments and Hedging Activities.'' SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

In July 1999, FASB issued SFAS No. 137 which amended SFAS No. 133 by deferring the effective date by one year to January 1, 2001 from January 1, 2000. Although early adoption is permitted, Northern Trust plans to adopt the new statement on January 1, 2001.

The accounting requirements of this statement are complex and the Financial Accounting Standards Board is in the process of responding to several significant interpretation requests. Northern Trust has concluded that certain of its present hedge strategies, including those used to manage fixed interest rate risk in its loan portfolio, are not likely to qualify for the special accounting treatment contemplated by SFAS No. 133. Accordingly, management is evaluating various alternatives for managing interest rate risk which may include adjustments to hedge strategies, termination of certain swap contracts, sale of fixed rate assets and issuance of longer-term fixed rate liabilities. Management would expect to implement one or more of these alternatives prior to, or in connection with, the adoption of SFAS No. 133. Until the interpretative issues referred to above are addressed and these alternatives fully evaluated by management, it is not possible to quantify the actual impact that this statement will have on the earnings and financial position of Northern Trust. Management does expect that a reduction in the use of interest rate swaps to manage interest rate risk could reduce net interest income by up to $1.0 million on an annualized basis.

Capital Expenditures

Northern Trust's Management Committee reviews and approves proposed capital expenditures that exceed $500,000. This process is designed to assure that the major projects to which Northern Trust commits its resources produce benefits compatible with corporate strategic goals.

Capital expenditures in the current year included ongoing enhancements to Northern Trust's hardware and software capabilities, leasehold improvements and furnishings associated with the opening of new offices in Illinois, California, Michigan, Florida, Washington and Ohio as well as expansion or remodeling in several existing offices. Capital expenditures for 1999 totaled $196.1 million, of which $33.5 million was for building and leasehold improvements, $20.6 million for furnishings, $45.7 million for computer hardware and machinery and $96.3 million for software. In January 1999 Northern Trust adopted Statement of Position 98-1, ''Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,'' which requires the capitalization of certain external and internal costs of computer software developed or obtained for internal use. As a result of this accounting change, Northern Trust capitalized salary and related internal costs totaling $13.5 million in 1999.

The unamortized capitalized cost of corporate-wide software development projects as of December 31, 1999 was $219.0 million, of which $31.3 million represented the book value of the trust management system.

Year 2000 Project. Northern Trust has successfully managed the transition from one century to the next. Although some internal systems and third parties experienced minor problems, these were quickly resolved and had no significant effect on Northern Trust's clients, businesses or results of operations. The following information is provided in order to update prior disclosures with respect to this matter.

Remediation. Early in 1999, Northern Trust completed Year 2000 renovation and validation for all mission critical information technology systems, including those provided by third parties. During 1999 Northern Trust had also completed for all of these systems, the implementation stage, in which systems or applications were returned to production after the review of test results, and completed integration testing designed to verify that logically related systems worked with each other while running on renovated versions of hardware and operating system software. Also, Northern Trust had substantially completed Year 2000 work through the implementation stage for non-mission critical applications. Northern Trust also completed during 1999, the necessary remediation of other infrastructure items,

such as building equipment, or developed contingency plans to allow critical functions to continue in the event of infrastructure problems.

Credit and Other Year 2000 Readiness Reviews. As part of its credit analysis process, Northern Trust completed its project plan for assessing the Year 2000 readiness of its significant credit clients. Neither the reviews nor reports from clients since year-end 1999 have identified any situations where management believes it probable that a loss has been incurred because of Year 2000 issues.

In addition, as part of its fiduciary activities, Northern Trust implemented a plan for taking the Year 2000 issue into consideration in evaluating investment portfolios, and a plan to evaluate and deal with the Year 2000 issues presented by other types of property held in trust. Northern Trust also contacted fiduciary and other clients to explain its Year 2000 Program.

Suppliers and Other Third-Party Reviews. Northern Trust's Business Issues Task Force monitored programs to contact important vendors and suppliers to assess their Year 2000 readiness. Neither this work nor events since year-end 1999 have shown any of these suppliers or vendors to have Year 2000-related problems that had or are expected to have a significant effect on Northern Trust. Northern Trust's due diligence visits with its subcustodians, testing conducted by Northern Trust or available to it through industry groups, and events since year-end 1999 have not revealed any issues expected to have a significant effect on Northern Trust's operations. Prior testing and experience since year-end also indicated that the same is true of other entities, such as the Federal Reserve System, Depository Trust Company, Participants Trust Company, Society for Worldwide Interbank Financial Telecommunications (SWIFT), and the Clearing House Interbank Payments System (CHIPS), on which Northern Trust relies in its securities processing and banking businesses.

Clients. Northern Trust completed substantially all planned client testing prior to year-end. Although Northern Trust experienced minor Year 2000-related problems in interaction with clients for a variety of reasons, these appear to have been resolved without any significant effect on Northern Trust or the clients involved.

Contingency Planning. Northern Trust's contingency planning process focused on Northern Trust's critical functions. In each area the process identified various Year 2000 failure scenarios that could threaten these functions, including power and telecommunications failures, and then identified, where practicable, alternative methods to perform the function or other strategies to mitigate the effect of the failure. These critical function contingency plans were also used to prepare contingency plans for particular Northern Trust subsidiaries or locations, and by various business units to revise their business continuity plans for the Year 2000 event.

As a result of this process, Northern Trust took a number of mitigating actions including generating some extra liquidity on its balance sheet, preparing to meet potential client demands for increased currency at year-end and taking additional measures to prevent Year 2000-related frauds and address other security issues. Northern Trust's contingency plans also outlined a range of other mitigating actions to be taken should various Year 2000-related problems develop. Northern Trust did not find it necessary to take any of these actions.

In order to provide as stable an environment as possible going into the new year, Northern Trust imposed a systems moratorium toward the end of the third quarter. The moratorium was ended January 14, 2000.

Cost. The estimated total cost for Northern Trust's Year 2000 project is $35.9 million. This estimate includes the cost of purchasing licenses for software programming tools, the cost of the time of internal staff in Worldwide Technology, the cost of consultants and $6.5 million of accelerated purchases of equipment necessary to support contingency plans and Year 2000 testing. The estimate does not include the time that internal staff in user departments devoted to testing programming changes and developing contingency plans, although these efforts are not believed to have added significant incremental costs. In addition, Northern Trust decided to replace the life-safety generator in its main Chicago banking premises, which was scheduled for replacement in 1999, with larger capacity generators that would also provide power for certain critical functions for business continuity purposes at year-end and beyond. The cost of these generators was approximately $2.9 million in excess of what would have been required simply to replace the life safety generator and perform related maintenance and renewal.

These Year 2000 costs have been and are expected to be expensed as incurred, except that the cost for equipment supporting contingency plans and testing is being amortized over its useful life in accordance with Northern Trust's accounting policies. As of December 31, 1999, $35.4 million of the estimated $35.9 million of project costs have been incurred, of which $7.0 million related to capitalized equipment purchases. The remaining costs are expected to be incurred in the first quarter of 2000. Of the total Worldwide Technology Group expenses (excluding depreciation and amortization) for 1997, 1998 and 1999, it is estimated that 12% to 14% were for Year 2000 renovation expenses, or less than 1.5% of Northern Trust's anticipated aggregate noninterest expenses for those years. Although the priority

given to Year 2000 work has resulted in extending the time for completing some other technology projects, these delays are not expected to have a material effect on Northern Trust's business.

Potential Risks. Although no problems that have had or are expected to have a material effect on Northern Trust have become apparent, Northern Trust continues to monitor its own systems and those of third parties as they perform required functions for the first time in the Year 2000. It is also possible that as yet undetected Year 2000 problems with the systems of important vendors, suppliers and clients may emerge as the year progresses, and Northern Trust continues to monitor for issues of this type as well.

Risk Management

Asset Quality and Credit Risk Management

Securities. A high quality securities portfolio is maintained with 86% of the total portfolio composed of U.S. Treasury or federal agency securities. The remainder of the portfolio consists of obligations of states and political subdivisions, preferred stock and other securities. At December 31, 1999, 68% of these securities were rated triple-A or double-A, 15% were rated single-A and 17% were below A or not rated by Standard and Poor's and/or Moody's Investors Service. Other securities include Federal Home Loan Bank stock and Federal Reserve Bank stock.

Northern Trust is an active participant in the repurchase agreement market. This market provides a relatively low cost alternative for short-term funding. Securities sold under agreements to repurchase are held by the counterparty until the repurchase transaction matures. Increases in the fair value of these securities in excess of the repurchase liability could subject Northern Trust to credit risk in the event of default by the counterparty. To minimize this risk, collateral values are continuously monitored and Northern Trust sets limits on exposure with counterparties and regularly assesses their financial condition.

Loans and Other Extensions of Credit. A certain degree of credit risk is inherent in Northern Trust's various lending activities. Credit risk is managed through the Credit Policy function, which is designed to ensure adherence to a high level of credit standards. The Credit Policy function reports to the Corporation's Chief Financial Officer. Credit Policy provides a system of checks and balances for Northern Trust's diverse credit-related activities by establishing and monitoring all credit-related policies and practices throughout Northern Trust and ensuring their uniform application. These activities are designed to ensure that credit exposure is diversified on an industry and client basis, thus lessening overall credit risk. These credit management activities also apply to Northern Trust's use of derivative financial instruments, including foreign exchange contracts and interest risk management instruments.

Individual credit authority for commercial and other loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to the appropriate Credit Approval Committee (Committee). Each Committee is chaired by the executive in charge of the area and has a Credit Policy officer as a voting participant. Each Committee's credit approval authority is specified, based on commitment levels, credit ratings and maturities. Credits involving commitment exposure in excess of these group credit limits require the approval of the Senior Credit Committee.

The Counterparty Risk Management Committee established by Credit Policy manages counterparty risk. This committee has sole credit authority for exposure to all foreign banks, certain domestic banks which Credit Policy deems to be counterparties and which do not have commercial credit relationships within the Corporation, and certain other exposures.

Under the auspices of Credit Policy, country exposure limits are reviewed and approved on a country-by-country basis.

As part of Northern Trust's ongoing credit granting process, internal credit ratings are assigned to each client and credit before credit is extended, based on creditworthiness. Credit Policy performs at least annually a review of selected significant credit exposures to identify at the earliest possible stages clients who might be facing financial difficulties. Internal credit ratings are also reviewed during this process. Above average risk loans, which will vary from time to time, receive special attention by both lending officers and Credit Policy. This approach allows management to take remedial action in an effort to deal with potential problems.

An integral part of the Credit Policy function is a formal review of all past due and potential problem loans to determine which credits, if any, need to be placed on nonaccrual status or charged off. As more fully described on pages 38 through 40, the provision for credit losses is reviewed quarterly to determine the amount necessary to maintain an adequate reserve for credit losses.

Management of credit risk is reviewed by various bank regulatory agencies. Independent auditors also perform a review of credit-related procedures, the loan portfolio and other extensions of credit, and the reserve for credit losses as part of their examination of the consolidated financial statements.

A further way in which credit risk is managed is by requiring collateral. Management's assessment of the borrower's creditworthiness determines whether collat-

eral is obtained. The amount and type of collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, income-producing commercial properties, accounts receivable, property, plant and equipment, and inventory. Collateral values are monitored on a regular basis to ensure that they are maintained at an appropriate level.

The largest component of credit risk relates to the loan portfolio. Although credit exposure is well-diversified, there are certain groups of loans that meet the accounting definition under SFAS No. 105 of credit risk concentrations. According to this statement, group concentrations of credit risk exist if a number of borrowers or other counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The fact that an extension of credit falls into one of these groups does not indicate that the credit has a higher than normal degree of credit risk. These groups are: residential real estate, middle market companies and small businesses, banks and bank holding companies and commercial real estate.

Residential Real Estate. The residential real estate loan portfolio totaled $6.3 billion or 42% of total domestic loans at December 31, 1999, compared with $5.9 billion or 45% at December 31, 1998. Residential real estate loans consist of conventional home mortgages and equity credit lines, which generally require a loan to collateral value of no more than 75% to 80% at inception.

Of the total $6.3 billion in residential real estate loans, $3.1 billion were in the greater Chicago area with the remainder distributed throughout the other geographic regions served by Northern Trust. Legally binding commitments to extend credit, which are primarily equity credit lines, totaled $506.2 million and $657.1 million as of December 31, 1999 and 1998, respectively.

Middle Market Companies and Small Businesses. Credit exposure to middle market companies and small businesses is primarily in the form of commercial loans, which totaled $2.0 billion at December 31, 1999 and $1.8 billion as of December 31, 1998. These loans are to a diversified group of borrowers that are predominantly in the manufacturing, wholesaling, distribution and services industries, most of which have total annual sales of less than $500 million. The largest component of this group of borrowers is located in the midwestern areas served by the Bank. Middle market and small businesses have been an important focus of business development, and it is part of the strategic plan to continue to selectively grow the portfolio with such entities. The credit risk associated with middle market and small business lending is principally influenced by general economic conditions and the resulting impact on the borrower's operations.

Off-balance sheet credit exposure to middle market companies and small businesses in the form of legally binding commitments to extend credit, standby letters of credit, and commercial letters of credit totaled $2.4 billion, $1.1 billion, and $25.5 million, respectively, as of December 31, 1999, and $1.9 billion, $981.0 million, and $12.6 million, respectively, as of December 31, 1998.

Banks and Bank Holding Companies. On-balance sheet credit risk to banks and bank holding companies, both domestic and international, totaled $4.7 billion and $5.8 billion at December 31, 1999 and 1998, respectively. The majority of this exposure consisted of short-term money market assets, which totaled $3.4 billion at December 31, 1999 and $4.0 billion at December 31, 1998, and noninterest-bearing demand balances maintained at correspondent banks which totaled $947 million as of December 31, 1999, compared to $1.4 billion at year-end 1998. Commercial loans to banks totaled $232 million and $320 million, respectively, as of December 31, 1999 and 1998. The majority of these loans were to U.S. bank holding companies, primarily in the seventh Federal Reserve District, for their acquisition purposes. Such lending activity is limited to entities which have a substantial business relationship with Northern Trust. Legally binding commitments to extend credit to banks and bank holding companies totaled $165 million and $158 million as of December 31, 1999 and 1998, respectively.

Commercial Real Estate. In managing its credit exposure, management has defined a commercial real estate loan as one where: (1) the borrower's principal business activity is the acquisition or the development of real estate for commercial purposes; (2) the principal collateral is real estate held for commercial purposes and loan repayment is expected to flow from the operation of the property; or (3) the loan repayment is expected to flow from the sale or refinance of real estate as a normal and ongoing part of the business. Unsecured lines of credit to firms or individuals engaged in commercial real estate endeavors are included without regard to the use of loan proceeds. The commercial real estate portfolio consists of interim loans and commercial mortgages.

Short-term interim loans provide financing for the initial phases of the acquisition or development of commercial real estate, with the intent that the borrower will refinance the loan through another financial institution or sell the project upon its completion. The interim loans are primarily in the Chicago market where Northern Trust has a strong presence and a thorough knowledge of the local economy. The interim loans, which totaled $313.7 million and $318.8 million as of Decem-

ber 31, 1999 and 1998, respectively, are composed primarily of loans to developers that are highly experienced and well-known to Northern Trust.

Commercial mortgage financing, which totaled $466.7 million and $358.3 million as of December 31, 1999 and 1998, respectively, is provided for the acquisition of income producing properties. Cash flows from the properties generally are sufficient to amortize the loan. These loans average less than $500,000 each and are primarily located in the suburban Chicago and Florida markets.

At December 31, 1999, off-balance sheet credit exposure to commercial real estate developers in the form of legally binding commitments to extend credit and standby letters of credit totaled $72.7 million and $21.0 million, respectively. At December 31, 1998, legally binding commitments were $77.1 million and standby letters of credit were $28.4 million.

Foreign Outstandings. Short-term interbank time deposits with foreign banks represent the largest category of foreign outstandings. The Chicago head office and the London Branch actively participate in the interbank market with U.S. and foreign banks. In recent years, international commercial lending activities have been focused on import and export financing for U.S.-based clients.

As used in this discussion, foreign outstandings are cross-border outstandings as defined by the Securities and Exchange Commission. They consist of loans, acceptances, interest-bearing deposits with financial institutions, accrued interest and other monetary assets. Not included are letters of credit, loan commitments, and foreign office local currency claims on residents funded by local currency liabilities. Foreign outstandings related to a specific country are net of guarantees given by third parties resident outside the country and the value of tangible, liquid collateral held outside the country. However, transactions with branches of foreign banks are included in these outstandings and are classified according to the country location of the foreign banks' head office.

Risk related to foreign outstandings is continually monitored and internal limits are imposed on foreign exposure. The following table provides information on foreign outstandings by country that exceed 1.00% of Northern Trust's assets.

Foreign Outstandings

(In Millions)	Banks	Commercial and Other	Total
At December 31, 1999			
Germany	**$ 359**	**$ —**	**$ 359**
At December 31, 1998			
Germany	$1,007	$ —	$1,007
Italy	396	—	396
United Kingdom	316	61	377
France	312	—	312
Belgium	289	—	289
At December 31, 1997			
Germany	$ 502	$ —	$ 502
Japan	394	—	394
United Kingdom	251	71	322

Aggregate foreign outstandings by country falling between .75% and 1.00% of total assets at December 31, 1999 totaled $217 million to France. This compares to $266 million to the Netherlands at December 31, 1998 and $192 million to France at December 31, 1997.

Nonperforming Assets and 90 Day Past Due Loans

	December 31				
(In Millions)	1999	1998	1997	1996	1995
Nonaccrual Loans					
Domestic					
Residential Real Estate	**$ 6.4**	$ 5.2	$ 5.3	$ 3.2	$ 2.4
Commercial	**50.3**	21.8	26.3	2.2	17.5
Commercial Real Estate	**1.9**	2.9	7.1	11.3	9.0
Personal	**.7**	.6	.2	.2	.1
Other	**—**	—	—	—	—
Lease Financing	**—**	—	—	—	—
Total Domestic	**59.3**	30.5	38.9	16.9	29.0
International	**—**	—	—	—	.2
Total Nonaccrual Loans	**59.3**	30.5	38.9	16.9	29.2
Restructured Loans	**—**	2.4	2.5	2.6	2.7
Other Real Estate Owned	**1.3**	2.3	1.9	1.9	1.8
Total Nonperforming Assets	**$60.6**	$35.2	$43.3	$21.4	$33.7
Total 90 Day Past Due Loans (Still accruing)	**$15.4**	$30.0	$13.9	$15.2	$22.0

Nonperforming Assets and 90 Day Past Due Loans. Nonperforming assets consist of nonaccrual loans, restructured loans and Other Real Estate Owned (OREO). OREO is comprised of commercial and residential properties acquired in partial or total satisfaction of problem loans. Past due loans are loans that are delinquent 90 days or more and still accruing interest. The balance in this category at any reporting period can fluctuate widely based on the timing of cash collections, renegotiations and renewals.

Maintaining a low level of nonperforming assets is important to the ongoing success of a financial institution. In addition to the negative impact on both net interest income and credit losses, nonperforming assets also increase operating costs due to the expense associated with collection efforts. Northern Trust's comprehensive credit review and approval process is critical to the ability to minimize nonperforming assets on a long-term basis.

The table on the preceding page presents the nonperforming assets and past due loans for the current year and the prior years. Of the total loan portfolio of $15.4 billion at December 31, 1999, $59.3 million or 0.39% was nonaccrual, an increase of $26.4 million from year-end 1998. This increase is discussed more fully in the following Provision and Reserve for Credit Losses section.

Included in the portfolio of nonaccrual loans are those which meet the criteria as being "impaired" under the definition in SFAS No. 114. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. As of December 31, 1999, impaired loans, which also have been classified as nonaccrual, totaled $56.3 million, with $15.0 million of the reserve for credit losses allocated to these loans.

Provision and Reserve for Credit Losses. The provision for credit losses is the charge against current earnings that is determined by management, through a disciplined credit review process, as the amount needed to maintain a reserve that is sufficient to absorb credit losses inherent in Northern Trust's loan and lease portfolios and other credit undertakings. The reserve provides for probable losses that have been identified with specific borrower relationships (specific loss component) and for probable losses that are believed to be inherent in the loan and lease portfolios and other credit undertakings but that have not yet been specifically identified (inherent loss component). The table presented in Note 6 to Consolidated Financial Statements on page 54 analyzes the reserve for credit losses at December 31, 1999 and identifies the charge-offs and recoveries and the provision for credit losses during the year ended December 31, 1999. The table on page 39 shows (i) the specific portion of the reserve, (ii) the allocated portion of the inherent reserve and its components by loan category and (iii) the unallocated portion of the reserve at December 31, 1999 and each of the prior four year-ends.

Specific Component of the Reserve. The specific component of the reserve is determined on a loan-by-loan basis as part of the regular review of classified and nonperforming loans and potential charge-offs. The specific reserve is based on a loan's current book value compared to the present value of its projected future cash flows, collateral value or market value, as is relevant for the particular loan.

At December 31, 1999, the specific reserve component amounted to $15.0 million compared to $5.9 million at the end of 1998, a $9.1 million net increase. The increase primarily relates to two commercial credits to companies that filed for Chapter 11 reorganization during the year and reflects the estimated losses on those loans. The increase in specific reserves was partially offset by charge-offs on loans with specific reserves allocated to them in prior years. Approximately two-thirds of the $9.8 million in charge-offs related to a single commercial loan borrower that emerged from Chapter 11 reorganization proceedings during the year. The approval and implementation of the bankruptcy reorganization plan resulted in the receipt of a partial payment and confirmed the amount of the remaining loss with respect to this credit. The decrease in the specific loss component of the reserve in 1998 was principally due to a charge-off on one larger nonperforming loan. Management did not view the developments in either year as evidence of significant change in credit quality trends.

Allocated Inherent Component of the Reserve. The allocated portion of the inherent reserve is based on management's review of historical charge-off experience as well as management's judgment for loans in each credit rating category over a period of time which management determines is adequate to reflect longer-term economic trends. One building block in reaching the appropriate allocated inherent reserve is an analysis of loans by credit rating categories. Credit ratings are determined by members of the Credit Policy Group at the time each loan is approved. These credit ratings are subject to periodic reviews of the loan portfolio in which the Credit Policy Group, which is independent of line management, makes the final determination of ratings for each loan in the portfolio. Credit ratings range from "1" for the strongest credits to "9" for the weakest credit rating; a "9" rated loan would normally represent a complete loss.

For loans with credit ratings "1" through "4," the loss ratio for each past year was calculated by expressing the

loan charge-offs in each rating category as a percentage of previous year-end outstanding loans in that rating category. These yearly loss ratios for each credit rating category were then averaged over the prior five years to develop the historical loss ratio. The historic loss ratios are reviewed by management to determine if they need to be adjusted based on current facts and circumstances. Prior to 1998, this historical loss ratio methodology was also followed for higher risk loans rated ''5'' through ''8.'' In 1998, the loss factors on these higher-risk loans were refined by considering both historical loss ratios and regulatory guidelines to provide a more consistent and reliable method for taking account of credit trends in measuring loss exposure.

Beginning in 1997, management decided to use for the commercial and commercial real estate segments of the portfolio, an ''industry base'' reserve in order to measure the loss estimated to be inherent in these riskier segments. Because commercial and commercial real estate loans had in Northern Trust's experience produced significant losses in brief periods at particular points in economic cycles, management believed it appropriate to use a reserve higher than recent charge-off experience would suggest. This decision was supported by what management perceived to be industry practice for minimum reserve levels, and is intended to prevent an understatement of reserves based upon over-reliance on recent, favorable economic conditions. At December 31, 1998, after evaluating the current level of uncertainty in international markets and its effect on borrowers, management decided to extend the base reserve methodology to international exposure. The industry base reserve level was set at 1% at the end of each of the last three years based on management's evaluation of national and international economic conditions. In 1998, management also increased the portion of the reserve allocated to residential real estate loans, in light of the increasing size of the mortgage portfolio as a percentage of all lending.

The allocated inherent component of the reserve also covers the credit exposure associated with undrawn loan commitments and standby letters of credit. To determine the exposure on these instruments, management uses the factors applied in risk-based capital calculations to determine the balance sheet equivalent amount and assigned a reserve of .25%. This reserve level reflects management's assessment of the credit risk associated with these instruments in 1999 and 1998, which is down from the loss factor of 1% used in 1997.

The $3.3 million decrease in the allocated portion of the inherent reserve during 1999 to $106.6 million at December 31, 1999, reflects the net effect of several factors. The principal amount of residential real estate and commercial real estate loans outstanding at the time near year-end when reserves were determined had increased, resulting in a slight increase in the allocated inherent portion of the reserve for these loans. Offsetting this growth was the impact of the migration of certain commercial loans to impaired loan status where specific reserves are established. In addition, during the second quarter management refined its methodology for determining the allocated inherent portion of the reserve with respect to loans within the higher risk credit rating categories. This reduced the allocated inherent portion of the reserve for residential real estate, commercial and commercial real estate loans.

Allocation of the Reserve for Credit Losses

	December 31									
	1999		1998		1997		1996		1995	
($ in Millions)	Reserve Amount	Percent of Loans to Total Loans	Reserve Amount	Percent of Loans to Total Loans	Reserve Amount	Percent of Loans to Total Loans	Reserve Amount	Percent of Loans to Total Loans	Reserve Amount	Percent of Loans to Total Loans
Specific Reserve	**$ 15.0**	**—%**	$ 5.9	—%	$ 10.7	—%	$ .8	—%	$ 1.3	—%
Inherent Reserve										
Residential Real Estate	**11.5**	**41**	11.0	43	3.7	41	7.1	42	5.4	39
Commercial	**73.2**	**31**	77.4	29	87.1	30	71.2	29	84.4	32
Commercial Real Estate	**12.2**	**5**	11.8	5	6.4	5	5.1	5	6.8	5
Personal	**3.3**	**11**	3.2	11	.6	10	6.2	9	8.4	8
Other	**—**	**4**	—	5	—	7	—	9	—	10
Lease Financing	**2.9**	**4**	2.9	4	2.9	3	2.9	2	2.9	2
International	**3.5**	**4**	3.6	3	—	4	2.3	4	2.6	4
Unallocated	**29.3**	**—**	31.0	—	36.2	—	52.7	—	35.3	—
Total Inherent Reserve	**$135.9**	**100%**	$140.9	100%	$136.9	100%	$147.5	100%	$145.8	100%
Total Reserve	**$150.9**	**100%**	$146.8	100%	$147.6	100%	$148.3	100%	$147.1	100%

This allocation method should not be interpreted as an indication of expected losses within the next year or any specified time period.

Unallocated Inherent Component of the Reserve. The unallocated portion of the inherent loss reserve is based on management's review of other factors affecting the determination of probable losses inherent in the portfolio, which are not necessarily captured by the application of historical loss ratios. This portion of the reserve analysis involves the exercise of judgment and reflects considerations, such as management's view that the reserve should have a margin that recognizes the imprecision inherent in the process of estimating expected credit losses.

Although the loan portfolio continued to grow in 1999 as it had done throughout the period 1994–98, management concluded that the credit risk associated with the growth was appropriately reflected in the factors affecting the allocated portion of the inherent reserve. The decrease in the unallocated portion of the reserve from $31.0 million to $29.3 million primarily reflects management's evaluation of the overall portfolio in light of strong credit quality, little change in that quality over the past year and the endurance of the current economic expansion.

Other Factors. During 1999, there were no significant changes in concentration of credits that impacted asset quality. The total amount of highest risk loans, those rated "6" to "8," used in the determination of the reserve level at the end of 1999 was approximately $130.9 million of which $56.3 million was classified as impaired. The increase from the December 31, 1998 balance of $99 million, when $32.0 million was classified as impaired, primarily reflects the addition of two large commercial credits whose financial condition deteriorated during the year, offset by the charge-off and partial repayment of another commercial loan, and in management's view was not the result of a change in the overall quality of the portfolio. There were no "9" rated loans reported at any time during these periods because loans are charged-off when they are so rated.

Overall Reserve. Management's evaluation of the factors above resulted in a reserve for credit losses of $150.9 million at December 31, 1999 compared to $146.8 million at the end of 1998. The reserve as a percentage of total loans declined to .98% at December 31, 1999 from 1.08% at year-end 1998. This decline recognizes the fact that a significant part of the growth in Northern Trust's loan portfolio continues to be in lower risk residential mortgage loans and Northern Trust's underwriting standards have maintained strong credit quality as evidenced by favorable charge-off experience in recent years.

Provision. The resulting provision for credit losses was $12.5 million for the year, while net charge-offs totaled $8.4 million.

Market Risk Management

Overview. The Board of Directors has overall responsibility for Northern Trust's interest rate and foreign exchange risk management policies. To ensure adherence to these policies, the Corporate Asset and Liability Policy Committee (ALCO) establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates. The guidelines apply to both on- and off-balance sheet positions. ALCO also establishes and monitors limits for foreign exchange risk. The goal of the ALCO process is to maximize earnings while maintaining a high quality balance sheet and carefully controlling interest rate and foreign exchange risk.

Asset/Liability Management. Asset/liability management activities include lending, accepting and placing deposits, investing in securities, issuing debt, and hedging interest rate risk with off-balance sheet instruments. The primary market risk associated with asset/liability management activities is interest rate risk. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed so that movements of interest rates on assets and liabilities (adjusted for off-balance sheet hedges) are highly correlated and contribute to earnings even in periods of volatile interest rates.

Northern Trust utilizes the following measurement techniques in the management of interest rate risk: simulation of earnings; simulation of the economic value of equity; and gap analysis. These three techniques are complementary and are used in concert to provide a comprehensive picture of interest rate risk management capability.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer modeling techniques, Northern Trust is able to measure the potential impact of different interest rate assumptions on pre-tax earnings. All on-balance sheet positions, as well as derivative financial instruments (principally interest rate swaps) that are used to manage interest rate risk, are included in the model simulation.

Northern Trust used model simulations to measure its earnings sensitivity relative to management's most likely interest rate scenario as of December 31, 1999. This interest rate scenario assumed a moderately rising interest rate environment during the first half of 2000, with stable interest rates for the remainder of the year. The interest sensitivity was tested by running alternative scenarios above and below the most likely interest rate outcome. The following table shows the effect on 2000 pre-tax earnings of 100 and 200 basis point upward

and downward movements in interest rates relative to management's interest rate assumptions. Each of the movements in interest rates was assumed to have occurred gradually over a one year period. The 100 basis point increase, for example, consisted of twelve consecutive monthly increases of 8.3 basis points. The following assumptions were also incorporated into the model simulations:

- the balance sheet size was assumed to remain constant over the one year simulation horizon;
- maturing assets and liabilities were invested or deposited into identical items with the same term;
- prepayments on mortgage loans were projected under each rate scenario using a mortgage analytics system that incorporated market prepayment assumptions; and
- changes in the spreads between retail deposit rates and asset yields were estimated based on historical patterns and current competitive trends.

Interest Rate Risk Simulation of Pre-Tax Income as of December 31, 1999

(In Millions)	Estimated Impact On 2000 Pre-tax Income Increase/(Decrease)
Increase in Interest Rates Above Management's Interest Rate Forecast	
100 Basis Points	$(10.6)
200 Basis Points	(21.7)
Decrease in Interest Rates Below Management's Interest Rate Forecast	
100 Basis Points	$ 8.8
200 Basis Points	17.4

The simulations of earnings do not incorporate any management actions which might moderate the negative consequences of interest rate deviations. For that reason and others, they do not reflect likely actual results but serve as conservative estimates of interest rate risk.

A second technique used to measure interest rate risk is simulation of the economic value of equity, which provides estimates of the potential future impact on equity of various changes in interest rates. The potential effect of interest rate changes on equity is derived from the impact of such changes on the market values of assets, liabilities and off-balance sheet instruments. Northern Trust limits aggregate market risk, as measured in this fashion, to an acceptable level within the context of risk-return trade-offs.

The third technique that is used to measure interest rate risk is gap analysis. The calculation of the interest sensitivity gap measures the timing mismatches between assets and liabilities. This interest sensitivity gap is determined by subtracting the amount of liabilities from the volume of assets that reprice in a particular time interval. A liability sensitive position results when more liabilities than assets reprice or mature within a given period. Under this scenario, as interest rates decline, increased net interest revenue will be generated. Conversely, an asset sensitive position results when more assets than liabilities reprice within a given period; in this instance, net interest revenue would benefit from an increasing interest rate environment. The economic impact of creating a liability or asset sensitive position depends on the magnitude of actual changes in interest rates relative to the current expectations of market participants.

A variety of actions are used to implement interest risk management strategies, including:

- purchases of securities;
- sales of securities that are classified as available for sale;
- sales of held for sale residential real estate loans;
- issuance of senior notes;
- collateralized borrowings from The Federal Home Loan Bank;
- placing and taking Eurodollar time deposits; and
- hedging with various types of derivative financial instruments.

Northern Trust strives to use the most effective instruments for implementing its interest risk management strategies, considering the costs, liquidity, collateral and capital requirements of the various alternatives. For more detail regarding how derivative financial instruments are used to implement interest risk management strategies, refer to Note 21 on page 63.

Foreign Exchange Trading. Foreign exchange trading activities consist principally of providing foreign exchange services to clients. Most of these services are provided in connection with Northern Trust's growing global custody business. However, in the normal course of business, Northern Trust also engages in proprietary trading of foreign currencies. The primary market risk associated with these activities is foreign exchange risk.

Foreign currency positions exist when aggregate obligations to purchase and sell a currency other than the U.S. dollar do not offset each other, or offset each other in different time periods. Northern Trust mitigates the risk related to its foreign currency positions by establishing limits on the amounts of, and durations of its positions. The limits on overnight inventory positions are generally lower than the limits established for intraday trading activity. All overnight positions are monitored by a risk management function, which is separate from the trading function, to ensure that the limits are not exceeded. Although position limits are important in

controlling foreign exchange risk, they are not a substitute for the experience or judgment of Northern Trust's senior management and its foreign currency traders, who have extensive knowledge of the foreign currency markets. Foreign currency positions and strategies are adjusted as needed in response to changing market conditions.

As part of its risk management activities, Northern Trust regularly measures the risk of loss associated with foreign currency positions using a value at risk model. This statistical model provides an estimate, based on a 95% confidence level, of the potential loss in earnings that may be incurred if an adverse one-day shift in foreign currency exchange rates were to occur. The model, which is based on a variance/co-variance methodology, incorporates historical currency price data and historical correlations in price movement among the currencies. All foreign currency positions, including foreign denominated assets and liabilities that were not converted to U.S. dollars through the use of hedge contracts, are included in the model.

Northern Trust's value at risk based on foreign currency positions totaled $52 thousand and $98 thousand as of December 31, 1999 and 1998, respectively. Value at risk totals representing the average, high and low for 1999 were $209 thousand, $421 thousand and $52 thousand, respectively, with the average, high and low for 1998 being $285 thousand, $472 thousand and $98 thousand, respectively. These totals indicate the degree of risk inherent in foreign currency positions as of year-end and during the year. However, it is not a prediction of an expected loss. Actual future gains and losses will vary depending on market conditions and the size and duration of future foreign currency positions.

Other Trading Activities. Market risk associated with other trading activities is negligible. Northern Trust is a party to various interest risk management instruments, most of which consist of interest rate swaps entered into to meet clients' interest risk management needs. When Northern Trust enters into such swaps, its policy is to mitigate the resulting interest rate risk with an offsetting swap or with futures contracts. Northern Trust carries in its trading portfolio a small inventory of securities that are held for sale to its clients. The interest rate risk associated with these securities is insignificant.

Liquidity Risk Management

The objectives of liquidity risk management are to ensure that Northern Trust can meet its cash flow requirements and to capitalize on business opportunities on a timely and cost effective basis. Management monitors the liquidity position on a daily basis to make funds available at a minimum cost to meet loan and deposit cash flows. The liquidity profile is also structured so that the capital needs of the Corporation and its banking subsidiaries are met. Management maintains a detailed liquidity contingency plan designed to adequately respond to dramatic changes in market conditions.

Liquidity is secured by managing the mix of items on the balance sheet and expanding potential sources of liquidity. The balance sheet sources of liquidity include the short-term money market portfolio, unpledged available for sale securities, maturing loans and the ability to securitize a portion of the loan portfolio. Further, liquidity arises from the diverse funding base and the fact that a significant portion of funding comes from clients that have other relationships with Northern Trust.

A significant source of liquidity is the ability to draw funding from both domestic and international markets. The Bank's senior long-term debt is rated AA- by Standard & Poor's, Aa3 by Moody's Investors Service, AA+ by Thomson Financial BankWatch, and AA by Fitch IBCA. These ratings put The Northern Trust Company in the top tier of United States banks and allow it to access capital markets on favorable terms.

Northern Trust maintains a liquid balance sheet with loans representing only 54% of total assets. Further, at December 31, 1999, it had a significant liquidity reserve on its balance sheet in the form of cash and due from banks, securities available for sale, and money market assets, which in aggregate totaled $10.9 billion or 38% of total assets.

The Corporation's uses of cash consist mainly of dividend payments to the Corporation's common and preferred stockholders, the payment of principal and interest to note holders, purchases of its common stock and acquisitions. These requirements are met largely by dividend payments from its subsidiaries, and by interest and dividends earned on investment securities and money market assets. Bank subsidiary dividends are subject to certain restrictions that are explained in Note 15 on page 59. Bank subsidiaries have the ability to pay dividends during 2000 equal to their 2000 eligible net profits plus $498.4 million. The Corporation's liquidity, defined as the amount of marketable assets in excess of commercial paper, was strong at $104.4 million at year-end 1999. The cash flows of the Corporation are shown in Note 30 on page 73. The Corporation also has a $50 million back-up line of credit for its commercial paper issuance.

Capital Management

One of management's primary objectives is to maintain a strong capital position to merit the confidence of clients, the investing public, bank regulators and stockholders. A strong capital position helps Northern Trust

take advantage of profitable investment opportunities when they arise and would help withstand unforeseen adverse developments. In 1999, average common equity increased 14% or $231 million reaching a record $2.05 billion at year-end, while total risk-weighted assets rose 11%. Total equity as of December 31, 1999 was $2.2 billion, including $120 million of auction rate preferred stock. The average dividend rate declared on the $120 million of auction rate preferred stock was 4.02% during 1999. During 1999 the Corporation purchased 3,133,866 of its own shares as part of its buyback program. In May, the Board of Directors authorized an increase in the Corporation's buyback program so that the Corporation may purchase, after December 31, 1999, up to 9.9 million additional shares.

Capital Adequacy

	December 31	
($ In Millions)	1999	1998
Tier 1 Capital		
Common Stockholders' Equity	**$ 2,055**	$ 1,820
Debt-Floating Rate Capital Securities	**267**	267
Goodwill and Other Intangible Assets	**(112)**	(124)
Net Unrealized Loss on Securities	**2**	1
Total Tier 1 Capital	**2,212**	1,964
Tier 2 Capital		
Auction Rate Preferred Stock	**120**	120
Reserve for Credit Losses	**151**	147
Long-Term Debt*	**565**	390
Total Tier 2 Capital	**836**	657
Total Risk-Based Capital	**3,048**	2,621
Risk-Weighted Assets**	**$22,321**	$20,074
Total Assets–End of Period (EOP)	**$28,708**	$27,870
Average Fourth Quarter Assets**	**30,968**	28,467
Total Loans–EOP	**15,374**	13,647
Ratios		
Risk-Based Capital to Risk-Weighted Assets		
Tier 1	**9.9%**	9.8%
Total (Tier 1 and Tier 2)	**13.7**	13.1
Leverage	**7.1**	6.9
Common Stockholders' Equity to		
Total Loans EOP	**13.4%**	13.3%
Total Assets EOP	**7.2**	6.5
Stockholders' Equity to		
Total Loans EOP	**14.1**	14.2
Total Assets EOP	**7.6**	7.0

Notes:
**Long-Term Debt that qualifies for risk-based capital amortizes for the purpose of inclusion in tier 2 capital during the five years before maturity.*
***Assets have been adjusted for goodwill and other intangible assets, net unrealized gain (loss) on securities and excess reserve for credit losses that have been excluded from tier 1 and tier 2 capital, if any.*

The Board of Directors increased the quarterly dividend by 12.5% to $.135 per common share in November 1999. Over the last five years the common dividend has increased 108%.

The higher capital levels and resulting increase in risk-based capital ratios in 1999 was the result of Northern Trust's ongoing policy of retaining a sufficient percentage of earnings in the Corporation to allow for strategic expansion while maintaining a strong balance sheet. All of Northern Trust's capital ratios were well above the ratios that are a requirement for regulatory treatment as ''well capitalized.'' At December 31, 1999, tier 1 capital was 9.9% and total capital was 13.7% of risk-weighted assets. These risk-based capital ratios are well above the minimum requirements of 4.0% for tier 1 and 8.0% for total risk-based capital ratios. Northern Trust's leverage ratio (tier 1 capital to fourth quarter average assets) of 7.1% is also well above the regulatory requirement of 3.0%. In addition, each of the subsidiary banks had a ratio of at least 8.9% for tier 1 capital, 11.0% for total risk-based capital, and 6.3% for the leverage ratio.

Operational and Fiduciary Risk Management

In providing banking and trust services, Northern Trust, in addition to safekeeping and managing trust and corporate assets, processes cash and securities transactions exceeding $165 billion on average each business day. These activities expose Northern Trust to operational and fiduciary risk. Controls over such processing activities are closely monitored to safeguard the assets of Northern Trust and its clients. However, from time to time Northern Trust has incurred losses related to these risks and there can be no assurance that such losses will not occur in the future.

Operational risk is the risk of unexpected losses attributable to human error, systems failures, fraud, or inadequate internal controls and procedures. This risk is mitigated through a system of internal controls that are designed to keep operating risk at appropriate levels in view of Northern Trust's corporate standards and the risks inherent in the markets in which Northern Trust operates. The system of internal controls includes policies and procedures that require the proper authorization, approval, documentation and monitoring of transactions. Each business unit is responsible for complying with corporate policies and external regulations applicable to the unit, and is responsible for establishing specific procedures to do so. Northern Trust's internal auditors monitor the overall effectiveness of the system of internal controls on an ongoing basis.

Fiduciary risk is the risk of loss that may occur as a result of breaching a fiduciary duty to a client. To limit this risk, the Trust Investment Committee establishes

corporate policies and procedures to ensure that obligations to clients are discharged faithfully and in compliance with applicable legal and regulatory requirements. These policies and procedures provide guidance and establish standards related to the creation, sale, and management of investment products, trade execution, and counterparty selection. Business units have the primary responsibility for adhering to the policies and procedures applicable to their businesses.

Factors Affecting Future Results

This annual report contains statements that may be considered forward-looking, such as the discussion of Northern Trust's financial goals, dividend policy, expansion and business development plans, business prospects and positioning with respect to market and pricing trends, new business results and outlook, credit quality, planned capital expenditures and technology spending, and the effect of various matters (including Year 2000 issues and changes in accounting standards) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, beliefs or expectations, refer to estimates or use similar terms. Those relating to Year 2000 matters also constitute Year 2000 readiness disclosures. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many uncertainties including:

- The future health of the U.S. and international economies and other economic factors that affect wealth creation, investment and savings patterns and Northern Trust's interest rate risk exposure and credit risk.
- Changes in U.S. and worldwide securities markets, with respect to the market values of financial assets, the stability of particular securities markets and the level of volatility in certain markets such as foreign exchange.
- Regulatory developments and changes in accounting requirements or interpretations in the U.S. and other countries where Northern Trust has significant business.
- Changes in the nature of Northern Trust's competition resulting from industry consolidation, changes in the regulatory framework for financial services resulting from enactment of the Gramm-Leach-Bliley Act of 1999 and other regulatory changes and other factors, as well as actions taken by particular competitors.
- Northern Trust's success in continuing to generate new business in its existing markets, as well as its success in identifying and penetrating targeted markets, through acquisition or otherwise, and generating a profit in those markets in a reasonable time.
- Northern Trust's ability to continue to generate superior investment results for clients and continue to develop its array of investment products, internally or through acquisition, in a manner that meets client needs.
- Northern Trust's success in further developing and executing on initiatives that integrate the internet into its methods of product distribution, new business development and client service.
- Northern Trust's ability to continue to fund and accomplish technological innovation, improve processes and controls and attract and retain capable staff in order to deal with technology challenges and increasing volume and complexity in many of its businesses.
- The impact of any unexpected Year 2000 problems with the systems of important vendors, suppliers and clients.
- The ability of each of Northern Trust's principal businesses to maintain a product mix that achieves satisfactory margins.
- Changes in tax laws or other legislation that could affect Northern Trust's personal and institutional asset administration businesses.

Some of these uncertainties that may affect future results are discussed in more detail in the sections of ''Item 1—Business'' of the 1999 Annual Report on Form 10-K captioned ''Government Policies,'' ''Competition'' and ''Regulation and Supervision.'' All forward-looking statements included in this document are based upon information presently available, and Northern Trust assumes no obligation to update any forward-looking statement.

Consolidated Balance Sheet

($ In Millions)	December 31 1999	1998
Assets		
Cash and Due from Banks	**$ 1,977.9**	$ 2,366.0
Federal Funds Sold and Securities Purchased under Agreements to Resell *(Note 4)*	**1,083.8**	1,164.4
Time Deposits with Banks	**2,292.2**	3,264.7
Other Interest-Bearing	**63.2**	21.8
Securities *(Note 3)*		
Available for Sale	**5,480.0**	5,375.2
Held to Maturity *(Fair value–$740.4 in 1999 and $485.7 in 1998)*	**752.7**	472.5
Trading Account	**11.0**	9.1
Total Securities	**6,243.7**	5,856.8
Loans and Leases *(Note 5)*		
Commercial and Other	**9,116.8**	7,761.7
Residential Mortgages	**6,257.7**	5,885.2
Total Loans and Leases *(Net of unearned income–$321.3 in 1999 and $224.3 in 1998)*	**15,374.5**	13,646.9
Reserve for Credit Losses *(Note 6)*	**(150.9)**	(146.8)
Buildings and Equipment *(Notes 8 and 9)*	**380.4**	340.2
Customers' Acceptance Liability	**34.7**	33.3
Trust Security Settlement Receivables	**323.1**	336.7
Other Assets *(Note 18)*	**1,085.6**	986.0
Total Assets	**$28,708.2**	$27,870.0
Liabilities		
Deposits		
Demand and Other Noninterest-Bearing	**$ 4,476.0**	$ 3,927.5
Savings and Money Market	**5,299.7**	4,614.7
Savings Certificates	**2,338.6**	2,175.0
Other Time	**913.0**	540.2
Foreign Offices–Demand	**468.8**	413.4
–Time	**7,874.9**	6,531.9
Total Deposits	**21,371.0**	18,202.7
Federal Funds Purchased	**370.2**	2,025.1
Securities Sold under Agreements to Repurchase *(Note 4)*	**997.8**	2,114.9
Commercial Paper	**145.1**	148.1
Other Borrowings	**1,155.3**	1,099.2
Senior Notes *(Note 10)*	**500.0**	700.0
Long-Term Debt *(Note 10)*	**659.4**	458.2
Debt-Floating Rate Capital Securities *(Note 11)*	**267.5**	267.4
Liability on Acceptances	**34.7**	33.3
Other Liabilities	**1,032.5**	880.8
Total Liabilities	**26,533.5**	25,929.7
Stockholders' Equity		
Preferred Stock *(Note 12)*	**120.0**	120.0
Common Stock, $1.66⅔ Par Value; Authorized 280,000,000 shares in 1999 and 1998; Outstanding 222,161,934 shares and 111,214,740 shares in 1999 and 1998, respectively *(Notes 12 and 14)*	**379.8**	189.9
Capital Surplus	**—**	212.9
Retained Earnings	**1,870.7**	1,582.9
Net Unrealized Loss on Securities Available for Sale *(Note 3)*	**(2.4)**	(.6)
Common Stock Issuable–Performance Plan *(Note 25)*	**55.0**	30.4
Deferred Compensation–ESOP and Other	**(44.2)**	(44.3)
Treasury Stock (at cost–5,759,590 shares in 1999 and 2,746,022 shares in 1998)	**(204.2)**	(150.9)
Total Stockholders' Equity	**2,174.7**	1,940.3
Total Liabilities and Stockholders' Equity	**$28,708.2**	$27,870.0

See accompanying notes to consolidated financial statements on pages 49–73.

Consolidated Statement of Income

($ In Millions Except Per Share Information)	For the Year Ended December 31 1999	1998	1997
Noninterest Income			
Trust Fees	**$ 974.2**	$ 816.3	$ 689.2
Foreign Exchange Trading Profits	**107.7**	103.5	104.8
Treasury Management Fees	**67.9**	69.9	60.2
Security Commissions and Trading Income	**30.2**	28.0	26.1
Other Operating Income *(Note 16)*	**54.5**	52.6	53.5
Investment Security Gains *(Note 3)*	**.7**	1.3	.7
Total Noninterest Income	**1,235.2**	1,071.6	934.5
Net Interest Income *(Note 17)*			
Interest Income	**1,568.6**	1,503.1	1,332.8
Interest Expense	**1,049.8**	1,025.9	894.6
Net Interest Income	**518.8**	477.2	438.2
Provision for Credit Losses *(Note 6)*	**12.5**	9.0	9.0
Net Interest Income after Provision for Credit Losses	**506.3**	468.2	429.2
Noninterest Expenses			
Compensation *(Notes 25 and 26)*	**582.6**	518.1	448.3
Employee Benefits *(Note 19)*	**98.5**	91.3	79.0
Occupancy Expense *(Notes 8 and 9)*	**74.3**	67.9	66.7
Equipment Expense *(Note 8)*	**63.6**	62.2	62.2
Other Operating Expenses *(Note 18)*	**306.0**	257.6	235.6
Total Noninterest Expenses	**1,125.0**	997.1	891.8
Income before Income Taxes	**616.5**	542.7	471.9
Provision for Income Taxes *(Note 13)*	**211.5**	188.8	162.5
Net Income	**$ 405.0**	$ 353.9	$ 309.4
Net Income Applicable to Common Stock	**$ 400.2**	$ 349.0	$ 304.4
Net Income Per Common Share *(Note 14)*–**Basic**	**$ 1.81**	$ 1.58	$ 1.37
–**Diluted**	**1.74**	1.52	1.33
Average Number of Common Shares Outstanding–Basic	**221,673,316**	221,366,976	221,955,290
–Diluted	**229,874,028**	229,734,116	229,322,312

Consolidated Statement of Comprehensive Income

(In Millions)	For the Year Ended December 31 1999	1998	1997
Net Income	**$ 405.0**	$ 353.9	$ 309.4
Other Comprehensive Income (net of tax)			
Net Unrealized Gains (Losses) on Securities Available for Sale			
Unrealized Holding Gains (Losses) Arising During Period (Net of tax (provision) benefit of $.5 in 1999, $1.2 in 1998 and $(.5) in 1997)	**(1.4)**	(2.0)	.8
Less: Reclassification Adjustments for Gains Included in Net Income (Net of tax provision of $.3 in 1999, $.3 in 1998 and $.2 in 1997)	**(.4)**	(.7)	(.3)
Minimum Pension Liability Adjustment (Net of tax benefit of $2.3 in 1999, $2.2 in 1998 and $1.4 in 1997)	**(3.9)**	(3.5)	(2.4)
Other Comprehensive Income	**(5.7)**	(6.2)	(1.9)
Comprehensive Income	**$ 399.3**	$ 347.7	$ 307.5

See accompanying notes to consolidated financial statements on pages 49–73.

Consolidated Statement of Changes in Stockholders' Equity

(In Millions)	For the Year Ended December 31 1999	1998	1997
Preferred Stock			
Balance at January 1	**$ 120.0**	$ 120.0	$ 120.0
Balance at December 31	**120.0**	120.0	120.0
Common Stock			
Balance at January 1	**189.9**	189.9	189.9
Transfer from Capital Surplus–Two-for-One Stock Split	**189.9**	—	—
Balance at December 31	**379.8**	189.9	189.9
Capital Surplus			
Balance at January 1	**212.9**	225.5	231.7
Transfer to Common Stock–Two-for-One Stock Split	**(189.9)**	—	—
Stock Issued–Incentive Plan and Awards	**(23.0)**	(12.6)	(6.2)
Balance at December 31	**—**	212.9	225.5
Retained Earnings			
Balance at January 1	**1,582.9**	1,330.8	1,110.2
Net Income	**405.0**	353.9	309.4
Dividends Declared–Common Stock	**(110.3)**	(96.9)	(83.8)
Dividends Declared–Preferred Stock	**(4.8)**	(4.9)	(5.0)
Stock Issued–Incentive Plan and Awards	**(2.1)**	—	—
Balance at December 31	**1,870.7**	1,582.9	1,330.8
Net Unrealized Gain (Loss) on Securities Available for Sale			
Balance at January 1	**(.6)**	2.1	1.6
Unrealized Gain (Loss), net	**(1.8)**	(2.7)	.5
Balance at December 31	**(2.4)**	(.6)	2.1
Common Stock Issuable–Performance Plan			
Balance at January 1	**30.4**	11.7	10.4
Stock Issuable, net of Stock Issued	**24.6**	18.7	1.3
Balance at December 31	**55.0**	30.4	11.7
Deferred Compensation–ESOP and Other			
Balance at January 1	**(44.3)**	(37.5)	(35.5)
Compensation Deferred	**(13.3)**	(18.3)	(8.9)
Compensation Amortized	**17.3**	15.0	9.3
Unfunded Pension Liability, net	**(3.9)**	(3.5)	(2.4)
Balance at December 31	**(44.2)**	(44.3)	(37.5)
Treasury Stock			
Balance at January 1	**(150.9)**	(103.5)	(84.2)
Stock Options and Awards	**87.0**	69.9	51.0
Stock Purchased	**(140.3)**	(117.3)	(70.3)
Balance at December 31	**(204.2)**	(150.9)	(103.5)
Total Stockholders' Equity at December 31	**$2,174.7**	$1,940.3	$1,739.0

See accompanying notes to consolidated financial statements on pages 49–73.

Consolidated Statement of Cash Flows

(In Millions)	For the Year Ended December 31 1999	1998	1997
Cash Flows From Operating Activities:			
Net Income	**$ 405.0**	$ 353.9	$ 309.4
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Provision for Credit Losses	**12.5**	9.0	9.0
Depreciation on Buildings and Equipment	**58.2**	52.4	49.3
Increase in Interest Receivable	**(9.2)**	(23.0)	(4.7)
Increase (Decrease) in Interest Payable	**17.5**	(10.7)	20.6
Amortization and Accretion of Securities and Unearned Income	**(86.2)**	(214.9)	(190.0)
Amortization of Software, Goodwill and Other Intangibles	**62.3**	54.1	51.0
Deferred Income Tax	**95.3**	57.0	38.0
Net Increase in Trading Account Securities	**(1.9)**	(.3)	(4.0)
Other, net	**(43.0)**	153.4	(77.5)
Net Cash Provided by Operating Activities	**510.5**	430.9	201.1
Cash Flows From Investing Activities:			
Net (Increase) Decrease in Federal Funds Sold and Securities Purchased under Agreements to Resell	**80.6**	1,827.3	(1,969.1)
Net (Increase) Decrease in Time Deposits with Banks	**972.5**	(981.5)	(223.2)
Net (Increase) Decrease in Other Interest-Bearing Assets	**(41.4)**	12.7	79.8
Purchases of Securities–Held to Maturity	**(201.2)**	(233.4)	(162.6)
Proceeds from Maturity and Redemption of Securities–Held to Maturity	**160.2**	218.9	207.2
Purchases of Securities–Available for Sale	**(45,965.0)**	(110,806.2)	(75,308.5)
Proceeds from Sale, Maturity and Redemption of Securities–Available for Sale	**45,777.4**	109,456.3	76,121.5
Net Increase in Loans and Leases	**(1,834.3)**	(1,147.7)	(1,708.0)
Purchases of Buildings and Equipment	**(99.9)**	(84.5)	(57.5)
Proceeds from Sale of Buildings and Equipment	**1.5**	8.3	3.3
Net (Increase) Decrease in Trust Security Settlement Receivables	**13.6**	(45.3)	70.9
Decrease in Cash Due to Acquisitions	—	(15.0)	(53.0)
Other, net	**2.7**	(1.7)	(1.2)
Net Cash Used in Investing Activities	**(1,133.3)**	(1,791.8)	(3,000.4)
Cash Flows From Financing Activities:			
Net Increase in Deposits	**3,168.3**	1,842.7	2,563.8
Net Increase (Decrease) in Federal Funds Purchased	**(1,654.9)**	1,203.9	168.2
Net Increase (Decrease) in Securities Sold under Agreements to Repurchase	**(1,117.1)**	975.2	173.6
Net Increase (Decrease) in Commercial Paper	**(3.0)**	1.3	(2.2)
Net Decrease in Short-Term Other Borrowings	**(556.1)**	(1,770.8)	(157.0)
Proceeds from Term Federal Funds Purchased	**7,516.8**	1,730.8	1,612.4
Repayments of Term Federal Funds Purchased	**(6,904.6)**	(1,737.4)	(1,720.9)
Proceeds from Senior Notes & Long-Term Debt	**701.4**	801.4	803.4
Repayments on Senior Notes & Long-Term Debt	**(700.2)**	(867.7)	(331.7)
Proceeds from Debt-Floating Rate Capital Securities	**—**	—	267.4
Treasury Stock Purchased	**(139.7)**	(116.5)	(66.2)
Net Proceeds from Stock Options	**24.1**	19.5	13.0
Cash Dividends Paid on Common and Preferred Stock	**(111.4)**	(98.5)	(85.3)
Other, net	**11.1**	4.1	7.2
Net Cash Provided by Financing Activities	**234.7**	1,988.0	3,245.7
Increase (Decrease) in Cash and Due from Banks	**(388.1)**	627.1	446.4
Cash and Due from Banks at Beginning of Year	**2,366.0**	1,738.9	1,292.5
Cash and Due From Banks at End of Year	**$ 1,977.9**	$ 2,366.0	$ 1,738.9
Schedule of Noncash Investing Activities:			
Transfer of Securities from Available for Sale to Held to Maturity	**$ 239.8**	$ —	$ —
Building Purchase Obligation	**—**	—	20.0
Supplemental Disclosures of Cash Flow Information:			
Interest Paid	**$ 1,032.4**	$ 1,036.6	$ 874.1
Income Taxes Paid	**69.7**	128.0	102.5

See accompanying notes to consolidated financial statements on pages 49–73.

1. Accounting Policies—The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and reporting practices prescribed for the banking industry. A description of the significant accounting policies follows:

A. Basis of Presentation. The consolidated financial statements include the accounts of Northern Trust Corporation (Corporation) and its wholly-owned subsidiary The Northern Trust Company (Bank) and their wholly-owned subsidiaries. Throughout the notes, the term ''Northern Trust'' refers to Northern Trust Corporation and subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation. The consolidated statement of income includes results of acquired and pooled subsidiaries from the dates of acquisition.

B. Nature of Operations. The Corporation is a bank holding company whose principal subsidiary is the Chicago-based Bank. The Corporation also owns banks in Florida, Arizona, California, Texas and Colorado, a federal savings bank with offices in Michigan and Washington, and various other nonbank subsidiaries, including a securities brokerage firm, registered investment advisers NTGA and NTQA and a retirement services company. The Bank also has global custody operations in London, a trust office in Ohio, and various subsidiaries, including a leasing company, a Canadian trust company and a New York Edge Act company. Northern Trust generates the majority of its revenues from its two primary business units, Corporate and Institutional Services (C&IS) and Personal Financial Services (PFS). Investment products and services are provided to C&IS and PFS through a third business unit, Northern Trust Global Investments (NTGI).

The C&IS business unit provides trust and custody-related services in the United States and foreign markets to corporations and institutions; investment management services; a full range of commercial banking services to large domestic corporations and financial institutions; treasury management services to meet the needs of major corporations and financial institutions; and foreign exchange services for global custody clients and Northern Trust's own account.

The PFS business unit provides personal trust, investment management, estate administration, personal banking and mortgage lending services, and also provides commercial banking services to middle market companies. These services are delivered through the Bank in Illinois and Ohio and the network of subsidiaries in Florida, Arizona, California, Texas, Colorado, Michigan, and Washington.

C. Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Foreign Currency Translation. Foreign currency asset and liability accounts of overseas branches and subsidiaries are translated at current rates of exchange, except for buildings and equipment which are translated at rates in effect at the date of acquisition. Income and expense accounts are translated at month-end rates of exchange.

Foreign exchange trading positions are valued daily at prevailing market rates. Gains and losses on trading positions and on positions entered into to hedge foreign denominated investments are recognized currently in other operating income. Unrealized gains on trading positions are reported as other assets and unrealized losses are reported as other liabilities in the consolidated balance sheet. Gains and losses on foreign currency positions that were entered into to hedge specific, firm foreign currency obligations are deferred and recognized in income over the life of the underlying asset or liability or as the underlying expense or commitment is incurred.

E. Securities. *Securities Available for Sale* consist of debt and equity securities that are not intended to be held to maturity and are not held for trading. Securities available for sale are reported at fair value, with unrealized gains and losses credited or charged, net of the tax effect, directly to stockholders' equity. Realized gains and losses on securities available for sale are determined on a specific identification basis and are reported in the consolidated statement of income as investment security gains and losses.

Securities Held to Maturity consist of debt securities that management intends to, and Northern Trust has the ability to, hold until maturity. Such securities are reported at cost, adjusted for amortization of premium and accretion of discount.

Securities Held for Trading are stated at fair value. Realized and unrealized gains and losses on securities held for trading are reported in the consolidated statement of income under security commissions and trading income.

F. Interest Risk Management Instruments. Interest risk management instruments include interest rate swap contracts, futures contracts, options and similar contracts. Northern Trust is a party to various interest risk management instruments as part of its asset/liability management activities, to meet the interest risk management needs of its clients and as part of its trading activity for its own account. Unrealized gains and

receivables on interest risk management instruments are reported as other assets and unrealized losses and payables are reported as other liabilities in the consolidated balance sheet.

Asset/Liability Management Instruments. Interest rate swaps are the primary interest risk management instrument used for asset/liability management purposes. Futures contracts, options, and similar contracts are also used for asset/liability management, but these contracts do not have a material impact on Northern Trust's financial condition or net income. Accrued interest income or expense on asset/liability management swaps is recognized as a component of the interest income or expense of the hedged items. Unrealized gains and losses on such swaps are recognized consistent with the method of accounting for the hedged items. For example, there is no recognition of unrealized gains and losses on swaps used to hedge items that are carried at their amortized cost. Unrealized gains and losses on interest rate swaps used to hedge available for sale securities are reported in stockholders' equity, net of applicable taxes.

A swap that is classified in the asset/liability management category must be assigned to hedge a specific asset or liability and must reduce Northern Trust's interest rate risk. It must also achieve its intended objective of converting the yield on the hedged asset or liability to the desired rate. This criteria is assumed to have been met if the interest rate on the hedged asset or liability is identical to the offsetting interest rate on the swap. If the two rates are not identical, the correlation between the levels of the two rates since the inception of the swap must be measured to ensure that the swap is meeting its intended objective. In addition, the notional amount of the swap must be less than or equal to the par amount of the item being hedged. If a forward swap is entered into to hedge an anticipated transaction, the significant terms (e.g., the expected date, type of instrument, quantity, and maturity date) of the anticipated transaction must be identified, and it must be probable that the anticipated transaction will occur.

If an asset/liability management swap is terminated or ceases to meet the criteria described above, any realized or unrealized gain or loss at the time is deferred and amortized over the remainder of the original hedge period. Any subsequent realized or unrealized gains or losses are reported as security commissions and trading income in the consolidated statement of income. If the item being hedged is sold, any deferred or unrealized gain or loss on the swap at the time of the transaction is considered in the calculation of the gain or loss on the sale. If the swap is not terminated, it must be marked to market on a prospective basis, with realized and unrealized gains and losses included in security commissions and trading income in the consolidated statement of income.

Client-Related and Trading Instruments. Interest risk management instruments entered into to meet clients' interest risk management needs or for trading purposes are carried at fair value, with realized and unrealized gains and losses included in security commissions and trading income.

G. Loans and Leases. Loans that are held to maturity are reported at the principal amount outstanding, net of unearned income. Residential real estate loans classified as held for sale are reported at the lower of aggregate cost or market value. Interest income on loans is recorded on an accrual basis until, in the opinion of management, there is a question as to the ability of the debtor to meet the terms of the contract, or when interest or principal is more than 90 days past due and the loan is not well-secured and in the process of collection. At the time a loan is placed on nonaccrual status, interest accrued but not collected is reversed against interest income of the current period. Loans are returned to accrual status when factors indicating doubtful collectibility no longer exist. Interest collected on nonaccrual loans is applied to principal unless, in the opinion of management, collectibility of principal is not in doubt.

Premiums and discounts on loans are recognized as an adjustment of yield using the interest method based on the contractual terms of the loan. Commitment fees that are considered to be an adjustment to the loan yield, loan origination fees and certain direct costs are deferred and accounted for as an adjustment to the yield.

Unearned lease income from direct financing and leveraged leases is recognized using the interest method. This method provides a constant rate of return on the unrecovered investment over the life of the lease.

H. Reserve for Credit Losses. The reserve for credit losses represents management's estimate of probable inherent losses which have occurred as of the date of the financial statements. The loan and lease portfolio and other credit exposures are regularly reviewed to evaluate the adequacy of the reserve for credit losses. In determining the level of the reserve, Northern Trust evaluates the reserve necessary for specific nonperforming loans and also estimates losses inherent in other credit exposures.

The result is a reserve with these components:

Specific Reserve. The amount of specific reserves is determined through a loan-by-loan analysis of nonperforming loans that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to pay.

Allocated Inherent Reserve. The amount of the allocated portion of the inherent loss reserve is based on loss factors assigned to Northern Trust's credit exposures based on internal credit ratings. These loss factors are primarily based on management's judgment concerning the effect of the business cycle on the creditworthiness of Northern Trust's borrowers, as well as historical charge-off experience.

Unallocated Inherent Reserve. Management determines the unallocated portion of the inherent loss reserve based on factors that cannot be associated with a specific credit or loan categories. These factors include management's subjective evaluation of local and national economic and business conditions, portfolio concentration and changes in the character and size of the loan portfolio. The unallocated portion of the inherent loss reserve reflects management's attempt to ensure that the overall reserve appropriately reflects a margin for the imprecision necessarily inherent in estimates of expected credit losses.

The continuous control process maintained by the Credit Policy Group and the lending staff and the quarterly analysis of specific and inherent loss components are the principal methods relied upon by management to ensure that changes in estimated credit loss levels are adjusted on a timely basis. Management also considers the experience of peer institutions and regulatory guidance in addition to Northern Trust's own experience.

Loans, leases and other extensions of credit deemed uncollectible are charged to the reserve. Subsequent recoveries, if any, are credited to the reserve. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the reserve to the level determined through the above process.

I. Mortgage Servicing Rights. Mortgage servicing rights are capitalized as a separate asset when purchased or when acquired through the origination of mortgage loans that are subsequently sold with the servicing rights retained. The servicing rights are included in other assets and are amortized as an offset to other operating income over their estimated life. Servicing rights are evaluated for impairment based on their fair value. For purposes of measuring impairment, Northern Trust stratifies its servicing rights by loan type and interest rate. Fair value is determined considering market prices for similar assets.

J. Fees on Standby Letters of Credit and Participations in Bankers Acceptances. Fees on standby letters of credit are recognized in other operating income on the straight-line method over the lives of the underlying agreements. Commissions on bankers acceptances are recognized in other operating income when received.

K. Buildings and Equipment. Buildings and equipment owned are carried at original cost less accumulated depreciation. The charge for depreciation is computed on the straight-line method based on the following range of lives: buildings—10 to 30 years; equipment—4 to 10 years; and leasehold improvements—lease term to 15 years. Leased properties meeting certain criteria are capitalized and amortized using the straight-line method over the lease period.

L. Other Real Estate Owned (OREO). OREO is comprised of commercial and residential real estate properties acquired in partial or total satisfaction of problem loans. OREO assets are carried at the lower of cost or fair value. Losses identified at the time of acquisition of such properties are charged against the reserve for credit losses. Subsequent write-downs that may be required to the carrying value of these assets and losses realized from asset sales are charged to other operating expenses.

M. Intangible Assets. Goodwill, arising from the excess of purchase price over the fair value of net assets of acquired businesses, is being amortized using the straight-line method primarily over fifteen years.

Other purchased intangible assets arising from acquisitions are amortized using various methods over the estimated lives of the assets. Software is being amortized using the straight-line method over the estimated useful life of the asset, ranging from 5 to 7 years.

N. Trust Assets and Fees. Assets held in fiduciary or agency capacities are not included in the consolidated balance sheet, since such items are not assets of Northern Trust. Fees from trust activities are recorded on the accrual basis.

O. Trust Security Settlement Receivables. These receivables represent other items in the process of collection presented on behalf of trust clients.

P. Income Taxes. In accordance with SFAS No. 109, "Accounting for Income Taxes," an asset and liability approach to accounting for income taxes is followed. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

Q. Cash Flow Statements. Cash and cash equivalents have been defined as "Cash and Due from Banks."

2. Reclassifications—Certain reclassifications have been made to prior periods' consolidated financial statements to place them on a basis comparable with the current period's consolidated financial statements.

3. Securities—Securities Available For Sale. The following tables summarize the amortized cost, fair values and remaining maturities of securities available for sale.

Reconciliation of Amortized Cost to Fair Values of Securities Available for Sale

	December 31, 1999			
(In Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	**$ 192.4**	**$ —**	**$ .4**	**$ 192.0**
Obligations of States and Political Subdivisions	**16.8**	**—**	**1.5**	**15.3**
Federal Agency	**5,109.7**	**.7**	**4.8**	**5,105.6**
Preferred Stock	**101.6**	**—**	**.3**	**101.3**
Other	**66.1**	**—**	**.3**	**65.8**
Total	**$5,486.6**	**$ .7**	**$7.3**	**$5,480.0**

Unrealized gains and losses on off-balance sheet financial instruments used to hedge available for sale securities totaled $3.5 million and none, respectively, as of December 31, 1999. Unrealized gains on these hedges are reported as other assets in the consolidated balance sheet; unrealized losses are reported as other liabilities. As of December 31, 1999, stockholders' equity included a charge of $2.4 million, net of the related tax benefit, to recognize the depreciation on securities available for sale, net of the related hedges.

	December 31, 1998			
(In Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$ 259.0	$ 1.0	$ —	$ 260.0
Obligations of States and Political Subdivisions	256.2	9.9	—	266.1
Federal Agency	4,697.5	1.0	3.1	4,695.4
Preferred Stock	135.0	.4	—	135.4
Other	19.3	—	1.0	18.3
Total	$5,367.0	$12.3	$4.1	$5,375.2

Unrealized gains and losses on off-balance sheet financial instruments used to hedge available for sale securities totaled $2.3 million and $11.5 million, respectively, as of December 31, 1998. Unrealized gains on these hedges are reported as other assets in the consolidated balance sheet; unrealized losses are reported as other liabilities. As of December 31, 1998, stockholders' equity included a charge of $.6 million, net of the related tax benefit, to recognize the depreciation on securities available for sale, net of the related hedges.

Remaining Maturity of Securities Available for Sale

	December 31, 1999	
(In Millions)	Amortized Cost	Fair Value
Due in One Year or Less	**$5,172.2**	**$5,169.0**
Due After One Year Through Five Years	**192.9**	**191.7**
Due After Five Years Through Ten Years	**11.8**	**11.5**
Due After Ten Years	**109.7**	**107.8**
Total	**$5,486.6**	**$5,480.0**

Mortgage-backed securities were included in the above table taking into account anticipated future prepayments.

Securities Held to Maturity. The following tables summarize the book values, fair values and remaining maturities of securities held to maturity.

Reconciliation of Book Values to Fair Values of Securities Held to Maturity

	December 31, 1999			
(In Millions)	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	**$ 55.1**	**$ —**	**$ .1**	**$ 55.0**
Obligations of States and Political Subdivisions	**476.0**	**3.2**	**12.6**	**466.6**
Federal Agency	**.9**	**—**	**.2**	**.7**
Other	**220.7**	**—**	**2.6**	**218.1**
Total	**$752.7**	**$ 3.2**	**$15.5**	**$740.4**

	December 31, 1998			
(In Millions)	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$ 55.3	$ .1	$ —	$ 55.4
Obligations of States and Political Subdivisions	261.8	15.5	.1	277.2
Federal Agency	3.0	—	—	3.0
Other	152.4	—	2.3	150.1
Total	$472.5	$15.6	$ 2.4	$485.7

Remaining Maturity of Securities Held to Maturity

	December 31, 1999	
(In Millions)	Book Value	Fair Value
Due in One Year or Less	**$108.7**	**$109.3**
Due After One Year Through Five Years	**112.6**	**115.9**
Due After Five Years Through Ten Years	**139.7**	**139.4**
Due After Ten Years	**391.7**	**375.8**
Total	**$752.7**	**$740.4**

Mortgage-backed securities were included in the above table taking into account anticipated future prepayments.

Refer to Note 21 for additional detail related to interest risk management instruments used to hedge securities.

Investment Security Gains and Losses. Realized gross security gains and losses, which were included in the consolidated statement of income, totaled $.7 million and none, respectively in 1999. Realized gross security gains totaled $1.3 million in 1998. Realized gross security gains and losses totaled $1.2 million and $.5 million, respectively, in 1997.

4. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase—Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts at which the securities were acquired or sold plus accrued interest. To minimize any potential credit risk associated with these transactions, the fair value of the securities purchased or sold is continuously monitored, limits are set on exposure with counterparties, and the financial condition of counterparties is regularly assessed. It is Northern Trust's policy to take possession of securities purchased under agreements to resell.

The following tables summarize information related to securities purchased under agreements to resell and securities sold under agreements to repurchase.

Securities Purchased Under Agreements to Resell

	December 31	
($ In Millions)	1999	1998
Average Balance During the Year	**$ 749.8**	$ 681.5
Average Interest Rate Earned During the Year	**5.03%**	5.43%
Maximum Month-End Balance During the Year	**913.6**	2,278.9

Securities Sold Under Agreements to Repurchase

	December 31	
($ In Millions)	1999	1998
Average Balance During the Year	**$1,954.5**	$1,506.0
Average Interest Rate Paid During the Year	**4.90%**	5.33%
Maximum Month-End Balance During the Year	**3,573.2**	4,136.0

5. Loans and Leases—Amounts outstanding in selected loan categories are shown below.

	December 31	
(In Millions)	1999	1998
Domestic		
Residential Real Estate	**$ 6,257.7**	$ 5,885.2
Commercial	**4,704.1**	3,937.9
Broker	**88.8**	147.6
Commercial Real Estate	**780.4**	677.1
Personal	**1,659.9**	1,463.4
Other	**566.5**	509.6
Lease Financing	**691.5**	528.3
Total Domestic	**14,748.9**	13,149.1
International	**625.6**	497.8
Total Loans and Leases	**$15,374.5**	$13,646.9

Other domestic and international loans include $701.8 million at December 31, 1999, and $592.6 million at December 31, 1998 of overnight trust-related advances in connection with next day security settlements. Lease financing includes leveraged leases of $399.3 million at December 31, 1999, and $308.4 million at December 31, 1998.

Residential real estate loans held for sale totaled $14.8 million and $51.4 million at December 31, 1999 and 1998, respectively.

Refer to Note 21 for detail related to interest risk management instruments used to hedge loans.

Nonperforming Assets. Presented below are outstanding amounts of nonaccrual loans, restructured loans and OREO.

	December 31	
(In Millions)	1999	1998
Nonaccrual Loans		
Domestic–Commercial Real Estate	**$ 1.9**	$ 2.9
–Other	**57.4**	27.6
International	**—**	—
Total Nonaccrual Loans	**59.3**	30.5
Restructured Loans	**—**	2.4
Other Real Estate Owned	**1.3**	2.3
Total Nonperforming Assets	**$60.6**	$35.2

Included in nonperforming assets were loans with a recorded investment at December 31, 1999 and December 31, 1998 of $56.3 million and $32.0 million, respectively, which were also classified as impaired. At December 31, 1999 and December 31, 1998, impaired loans totaling $7.9 million and $8.5 million, respectively, had no portion of the reserve for credit losses specifi-

cally allocated to them, while $48.4 million at December 31, 1999 had a specific allocated reserve of $15.0 million and $23.5 million at December 31, 1998 had a specific allocated reserve of $5.9 million. Total recorded investment in impaired loans averaged $33.5 million in 1999 and $29.9 million in 1998. Total interest income recognized on impaired loans was $235 thousand and $120 thousand in 1999 and 1998, respectively.

There were $7.1 million of unfunded loan commitments and standby letters of credit issued to borrowers whose loans were classified as nonaccrual at December 31, 1999, while there were $4.4 million at December 31, 1998.

Interest income that would have been recorded on domestic nonaccrual loans in accordance with their original terms amounted to $3.2 million in both 1999 and 1998 and $3.6 million in 1997, compared with amounts that were actually recorded of $.2 million, $.3 million and $.8 million, respectively.

Write-downs and realized losses on OREO of $.3 million in 1999, $52 thousand in 1998 and $.4 million in 1997 were charged to other operating expenses.

6. Reserve for Credit Losses—Changes in the reserve for credit losses were as follows:

(In Millions)	1999	1998	1997
Balance at Beginning of Year	**$146.8**	$147.6	$148.3
Charge-Offs			
Domestic			
Commercial Real Estate	**(.3)**	(.3)	(.7)
Other	**(9.5)**	(11.5)	(13.7)
International	**—**	—	—
Total Charge-Offs	**(9.8)**	(11.8)	(14.4)
Recoveries	**1.4**	1.8	4.7
Net Charge-Offs	**(8.4)**	(10.0)	(9.7)
Provision for Credit Losses	**12.5**	9.0	9.0
Reserve Related to Acquisitions	**—**	.2	—
Balance at End of Year	**$150.9**	$146.8	$147.6

7. Mortgage Servicing Rights—Servicing rights capitalized as a result of originating mortgage loans and selling the loans with the servicing rights retained totaled $141 thousand and $2.2 million during 1999 and 1998, respectively. During 1999, mortgage servicing rights with a book value of $1.5 million were sold resulting in a $1.2 million gain. Amortization of the servicing rights totaled $691 thousand during 1999 and $1.0 million during 1998, resulting in carrying values of $382 thousand and $2.1 million as of December 31, 1999 and 1998, respectively. There were no valuation allowances established to record impairment of mortgage servicing rights during 1999 or 1998.

8. Buildings and Equipment—Summary of buildings and equipment is presented below.

	December 31, 1999		
(In Millions)	Original Cost	Accumulated Depreciation	Net Book Value
Land	**$ 37.9**	**$ —**	**$ 37.9**
Buildings	**111.8**	**40.5**	**71.3**
Equipment	**290.8**	**129.7**	**161.1**
Leasehold Improvements	**70.0**	**28.1**	**41.9**
Buildings Leased under Capital Leases *(Note 9)*	**86.6**	**18.4**	**68.2**
Total Buildings and Equipment	**$597.1**	**$216.7**	**$380.4**

	December 31, 1998		
(In Millions)	Original Cost	Accumulated Depreciation	Net Book Value
Land	$ 37.9	$ —	$ 37.9
Buildings	100.3	37.2	63.1
Equipment	257.7	119.2	138.5
Leasehold Improvements	55.7	25.5	30.2
Buildings Leased under Capital Leases *(Note 9)*	86.6	16.1	70.5
Total Buildings and Equipment	$538.2	$198.0	$340.2

The charge for depreciation, which includes amortization of assets recorded under capital leases, amounted to $58.2 million in 1999, $52.4 million in 1998 and $49.3 million in 1997.

9. Lease Commitments—At December 31, 1999, Northern Trust was obligated under a number of non-cancelable operating leases for premises and equipment. Certain leases contain rent escalation clauses, based on market indices or increases in real estate taxes and other operating expenses and renewal option clauses calling for increased rentals. There are no restrictions imposed by any lease agreement regarding the payment of dividends, debt financing or Northern Trust entering into further lease agreements. Minimum annual lease commitments as of December 31, 1999 for all non-cancelable operating leases are as follows:

(In Millions)	Future Minimum Lease Payments
2000	$ 34.8
2001	33.1
2002	30.0
2003	26.3
2004	23.7
Later Years	146.0
Total Minimum Lease Payments	$293.9

Net rental expense for all operating leases is included in occupancy expense and amounted to $31.5 million in 1999, $27.8 million in 1998 and $27.4 million in 1997.

The building and land utilized at the Chicago operations center has been leased under an agreement that qualifies as a capital lease. The long-term financing for the property was provided by the Corporation and the Bank. In the event of sale or refinancing, the Bank will receive all proceeds except for 58% of any proceeds in excess of the original project costs which will be paid to the lessor.

In January 2000, the Bank closed on an agreement to purchase a building and adjacent land located across the street from the Chicago operations center for $23.5 million. The building contains approximately 340,000 square feet of rentable office space. Prior to the purchase date, the Bank leased under the agreement, in phases which began in 1997, approximately 130,000 square feet of this building. At dates prior to the purchase, the present value of the land and building is reported in buildings and equipment, and the related purchase obligation appears in long-term debt in the consolidated balance sheet.

The table below reflects the future minimum lease payments required under capital leases, net of any payments received on the long-term financing, and the present value of net capital lease obligations at December 31, 1999.

(In Millions)	Future Minimum Lease Payments, Net
2000	$ 1.4
2001	1.6
2002	1.6
2003	1.7
2004	1.7
Later Years	9.7
Total Minimum Lease Payments, net	17.7
Less: Amount Representing Interest	6.7
Net Present Value under Capital Lease Obligations	$11.0

10. Senior Notes, Long-Term Debt and Lines of Credit—Senior Notes. A summary of Bank senior notes outstanding at December 31 is presented below.

($ In Millions)	Rate	1999	1998
Bank-Senior Notes (a) (b)			
Fixed Rate Due 1999	5.81	$ —	$100.0
Floating Rate Due 1999	5.20-5.45	—	600.0
Fixed Rate Due 2000	5.10	**100.0**	—
Fixed Rate Due 2001	6.30	**50.0**	—
Fixed Rate Due 2003	6.625	**200.0**	—
Fixed Rate Due 2004	6.65	**150.0**	—
Total Bank Senior Notes		**$500.0**	$700.0

Refer to bottom of next table for applicable notes.

Long-Term Debt. Summary of long-term debt outstanding at December 31 is presented below.

($ In Millions)	1999	1998
Corporation-Subordinated Debt		
9.20% Notes due May 2001 (a)	**$ 25.0**	$ 25.0
Bank-Subordinated Debt		
6.50% Notes due May 2003 (a)	**100.0**	100.0
6.70% Notes due Sept. 2005 (a) (b)	**100.0**	100.0
7.30% Notes due Sept. 2006 (a) (b)	**100.0**	100.0
6.25% Notes due June 2008 (a) (b)	**100.0**	100.0
7.10% Notes due Aug. 2009 (a) (b)	**200.0**	—
Subordinated Long-Term Debt	**$625.0**	$425.0
Capital Lease Obligations (c)	**11.0**	11.2
Building Purchase Obligation (c)	**23.4**	22.0
Other Long-Term Debt	**$ 34.4**	$ 33.2
Total Long-Term Debt	**$659.4**	$458.2
Long-Term Debt Qualifying as Risk-Based Capital	**$565.0**	$390.0

(a) Not redeemable prior to maturity.
(b) Under the terms of its current Offering Circular, the Bank has the ability to offer from time to time its senior bank notes in an aggregate principal amount of up to $3.7 billion at any one time outstanding and up to an additional $300 million of subordinated notes. Each senior note will mature from 30 days to fifteen years and each subordinated note will mature from five years to fifteen years, following its date of original issuance. Each note will mature on such date as selected by the initial purchaser and agreed to by the Bank.
(c) Refer to Note 9.

Refer to Note 21 for detail related to interest risk management instruments used to hedge notes.

Lines of Credit. The Corporation currently maintains a commercial paper back-up line of credit with three banks totaling $50 million. The termination date is November 2001. The commitment fee is determined by a pricing matrix that is based on the long-term senior debt ratings of the Corporation. Currently, the annual fee is one-tenth of 1% of the commitment. There were no borrowings under commercial paper back-up facilities during 1999 or 1998.

11. Debt—Floating Rate Capital Securities. The following table summarizes the book value of Floating Rate Capital Securities outstanding:

	December 31	
(In Millions)	1999	1998
$150 Million Series A due January 15, 2027	**$148.6**	$148.6
$120 Million Series B due April 15, 2027	**118.9**	118.8
Total Debt-Floating Rate Capital Securities	**$267.5**	$267.4

In January 1997, the Corporation issued $150 million of Floating Rate Capital Securities, Series A, through a statutory business trust wholly-owned by the Corporation (''NTC Capital I''). In April 1997, the Corporation also issued, through a separate wholly-owned statutory business trust (''NTC Capital II''), $120 million of Floating Rate Capital Securities, Series B. The sole assets of the trusts are Subordinated Debentures of Northern Trust Corporation which have the same interest rates and maturity dates as the corresponding distribution rates and redemption dates of the Floating Rate Capital Securities. The outstanding principal amounts of the Subordinated Debentures held by NTC Capital I and NTC Capital II are $154.6 million and $123.7 million, respectively. The Series A Securities were issued at a discount to yield 60.5 basis points above the three-month London Interbank Offered Rate (LIBOR), while the Series B Securities were issued at a discount to yield 67.9 basis points above the three-month LIBOR. Both Series A and B Securities qualify as tier 1 capital for regulatory purposes.

The Corporation has fully, irrevocably and unconditionally guaranteed all payments due on such Capital Securities. The holders of the Capital Securities are entitled to receive preferential cumulative cash distributions quarterly in arrears (based on the liquidation amount of $1,000 per Capital Security) at an interest rate equal to the rate on the corresponding Subordinated Debentures. The interest rate on the Series A and Series B securities is equal to three-month LIBOR plus 0.52% and 0.59%, respectively. Subject to certain exceptions, the Corporation has the right to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods provided that no extension period may extend beyond the stated maturity date. If interest is deferred on the Subordinated Debentures, distributions on the Capital Securities will also be deferred and the Corporation will not be permitted, subject to certain exceptions, to pay or declare any cash distributions with respect to the Corporation's capital stock or debt securities that rank the same as or junior to the Subordinated Debentures, until all past due distributions are paid. The Subordinated Debentures are unsecured and subordinated to substantially all of the Corporation's existing indebtedness.

The Corporation has the right to redeem the Series A Subordinated Debentures on or after January 15, 2007 and the Series B Subordinated Debentures on or after April 15, 2007, in each case in whole or in part. In addition, the Corporation has the right to redeem the Subordinated Debentures held by either trust in whole but not in part at any time within 90 days following certain defined tax or regulatory capital treatment changes, at a price equal to the principal amount plus accrued and unpaid interest.

12. Stockholders' Equity—Preferred Stock. The Corporation is authorized to issue 10,000,000 shares of preferred stock without par value. The Board of Directors of the Corporation is authorized to fix the particular preferences, rights, qualifications and restrictions for each series of preferred stock issued. A summary of preferred stock outstanding is presented below.

	December 31	
(In Millions)	1999	1998
Auction Rate Preferred Stock Series C 600 shares @ $100,000 per share	**$ 60.0**	$ 60.0
Flexible Auction Rate Cumulative Preferred Stock Series D 600 shares @ $100,000 per share	**60.0**	60.0
Total Preferred Stock	**$120.0**	$120.0

Series C—In 1987, 600 shares of Auction Rate Preferred Stock Series C (APS) were issued, with a $100,000 per share stated value. Dividends on the shares of APS are cumulative. Rates are determined every 49 days by Dutch auction unless the Corporation fails to pay a dividend or redeem any shares for which it has given notice of redemption, in which case the dividend rate will be set at 175% of the 60-day ''AA'' Composite Commercial Paper Rate. The dividend rate in any auction will not exceed a percentage determined by the prevailing credit rating of the APS. The current maximum dividend rate is 120% of the 60-day ''AA'' Composite Commercial Paper Rate. No dividends other than dividends payable in junior stock, such as common stock, may be paid on common stock until full cumulative dividends on the APS have been paid. The average rate for this issue as declared during 1999 was 4.01%. The shares of APS are redeemable at the option of the Corporation, in whole or in part, on any Dividend Payment Date at $100,000 per share, plus accrued and unpaid dividends.

Series D—In 1990, 600 shares of Flexible Auction Rate Cumulative Preferred Stock Series D (FAPS) were issued with a $100,000 per share stated value. Each dividend period contains 49 days (the "Short-Term Dividend Period") or a number of days greater than 49 days (as selected by the Term Selection Agent) which is divisible by seven (the "Long-Term Dividend Period"). Rates for each dividend period are determined by Dutch auction unless the Corporation fails to pay the full amount of any dividend or redemption. The dividend rate in any auction will not exceed a percentage (currently 125%), determined by the prevailing credit rating of the FAPS, of the 60-day "AA" Composite Commercial Paper Rate or the Reference Rate, which rate is the Composite Commercial Paper Rate or the Treasury Rate, as appropriate for the length of each Short-Term or Long-Term Dividend Period, respectively. If the Corporation fails to pay the full amount of any dividend or redemption, each dividend period thereafter (until auctions are resumed) will be a Short-Term Dividend Period and the dividend rate will be 250% of the 60-day "AA" Composite Commercial Paper Rate; additional dividends will accrue for the balance of any Long-Term Dividend Period in which such a failure to pay occurs. No dividends other than dividends payable in junior stock, such as common stock, may be paid on common stock until full cumulative dividends on the FAPS have been paid. The average rate for this issue as declared during 1999 was 4.04%. The shares of FAPS are redeemable at the option of the Corporation, in whole or in part, at $100,000 per share plus accrued and unpaid dividends.

Preferred Stock Purchase Rights—On July 21, 1998 the Board of Directors of the Corporation declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of the Corporation's common stock issuable to stockholders of record at the close of business on October 31, 1999 (the expiration date of a prior 1989 Rights Agreement). As a result of anti-dilution provisions, each share of common stock now has one-half of one Right associated with it. Each Right is exercisable for one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $330.00, subject to adjustment. The Rights will be evidenced by the common stock certificates and will not be exercisable or transferable apart from the common stock until twenty days after a person or group acquires 15 percent or more of the shares of common stock then outstanding or announces a tender or exchange offer which if consummated would result in ownership of 15 percent or more of the outstanding common stock.

In the event that any person or group acquires 15 percent or more of the outstanding shares of common stock, each Right entitles the holder, other than such person or group, to purchase that number of shares of common stock of the Corporation having a market value of twice the exercise price of the Right. At any time thereafter if the Corporation consummates a business combination transaction or sells substantially all of its assets, each Right entitles the holder, other than the person or group acquiring 15 percent or more of the outstanding shares of common stock, to purchase that number of shares of surviving company stock which at the time of the transaction would have a market value of twice the exercise price of the Right.

The Rights do not have voting rights and are redeemable at the option of the Corporation at a price of one-half of one cent per Right at any time prior to the close of business on the twentieth day following announcement by the Corporation of the acquisition of 15 percent or more of the outstanding common stock by a person or group. Unless earlier redeemed, the Rights will expire on October 31, 2009.

Common Stock. In November 1999, the Corporation declared a two-for-one split of its common stock to be effected by means of a 100% stock distribution. One share for each share held by shareholders of record on November 29, 1999 was distributed on December 9, 1999. In May 1999, the Corporation announced that it increased its common stock buyback authorization by approximately 10.0 million (split-adjusted) shares, thus allowing the purchase after December 31, 1999 of up to an aggregate of 9.9 million shares of the Corporation's common stock. These shares may be repurchased from time to time in open market purchases, and the shares would be used primarily for management incentive plans and other corporate purposes.

An analysis of changes in the number of shares of common stock outstanding follows:

	1999	1998	1997
Balance at January 1	**111,214,740**	111,367,436	111,247,732
Distribution of Two-for-One Stock Split	**111,214,740**	—	—
Employee Benefit Plans:			
Incentive Plan and Awards	**347,518**	302,677	315,147
Stock Options Exercised	**2,518,802**	1,170,840	1,214,310
Treasury Stock Purchased	**(3,133,866)**	(1,626,213)	(1,409,753)
Balance at December 31	**222,161,934**	111,214,740	111,367,436

Note: 1999 share activity reflects the December 1999 two-for-one stock split effected by means of a 100% stock distribution.

13. Income Taxes—The table below reconciles the total provision for income taxes recorded in the consolidated statement of income with the amounts computed at the statutory federal tax rate of 35%.

(In Millions)	1999	1998	1997
Tax at Statutory Rate	**$215.8**	$189.9	$165.2
Tax Exempt Income	**(10.5)**	(10.6)	(10.7)
State Taxes, net	**7.5**	8.9	8.5
Other	**(1.3)**	.6	(.5)
Provision for Income Taxes	**$211.5**	$188.8	$162.5

The components of the consolidated provision for income taxes for each of the three years ended December 31, are as follows:

(In Millions)	1999	1998	1997
Current Tax Provision:			
Federal	**$ 92.9**	$113.1	$102.4
State	**8.4**	7.6	6.8
Foreign	**14.9**	11.1	15.3
Total	**116.2**	131.8	124.5
Deferred Tax Provision:			
Federal	**92.2**	51.0	31.7
State	**3.1**	6.0	6.3
Total	**95.3**	57.0	38.0
Provision for Income Taxes	**$211.5**	$188.8	$162.5

In addition to the amounts shown in the above tables, tax liabilities or (benefits) have been recorded directly to stockholders' equity for the following items:

(In Millions)	1999	1998
Current Tax Benefit for Employee Stock Options and Other Employee Benefit Plans	**$(30.4)**	$(22.8)
Deferred Tax Effect of Unrealized Security Gains (Losses)	**(.8)**	(1.5)
Deferred Tax Effect of Minimum Pension Liabilities	**(2.3)**	(2.2)

Deferred taxes result from temporary differences between the amounts reported in the consolidated financial statements and the tax bases of assets and liabilities. Deferred tax liabilities and assets have been computed as follows:

	December 31	
(In Millions)	1999	1998
Deferred Tax Liabilities:		
Lease Financing	**$264.3**	$173.9
Software Development	**57.4**	48.4
Accumulated Depreciation	**14.2**	8.2
State Taxes, net	**20.5**	14.1
Other Liabilities	**10.6**	12.2
Gross Deferred Tax Liabilities	**367.0**	256.8
Deferred Tax Assets:		
Reserve for Credit Losses	**52.8**	51.1
Compensation and Benefits	**26.0**	12.5
Other Assets	**17.3**	14.4
Gross Deferred Tax Assets	**96.1**	78.0
Valuation Reserve	**—**	—
Deferred Tax Assets, net of Valuation Reserve	**96.1**	78.0
Net Deferred Tax Liabilities	**$270.9**	$178.8

At December 31, 1999, Northern Trust had a federal net operating loss carryforward of $1.2 million resulting from the acquisition of businesses that had existing net operating loss carryforwards. These carryforwards are available to reduce future tax return liabilities. In addition, Northern Trust had state net operating loss and tax credit carryforwards of $170.9 million and $1.0 million, respectively. The carryforwards are subject to various limitations imposed by tax law.

14. Net Income Per Common Share Computations—The computation of net income per common share is presented below.

($ In Millions Except Per Share Information)	1999	1998	1997
Basic Net Income Per Common Share			
Net Income	**$405.0**	$353.9	$309.4
Less: Dividends on Preferred Stock	**(4.8)**	(4.9)	(5.0)
Net Income Applicable to Common Stock	**$400.2**	$349.0	$304.4
Average Number of Common Shares Outstanding	**221,673,316**	221,366,976	221,955,290
Basic Net Income Per Common Share	**$ 1.81**	$ 1.58	$ 1.37
Diluted Net Income Per Common Share			
Net Income Applicable to Common Stock	**$400.2**	$349.0	$304.4
Average Number of Common Shares Outstanding	**221,673,316**	221,366,976	221,955,290
Plus: Dilutive Potential Common Shares			
Stock Options	**6,021,348**	6,464,554	5,693,984
Performance Shares	**1,457,993**	1,229,968	1,159,474
Other	**721,371**	672,618	513,564
Average Common and Potential Common Shares	**229,874,028**	229,734,116	229,322,312
Diluted Net Income Per Common Share	**$ 1.74**	$ 1.52	$ 1.33

Note: Per share data and average number of shares of common stock outstanding have been restated to give effect to the two-for-one common stock split effected by means of a 100% stock distribution on December 9, 1999.

15. Restrictions on Subsidiary Dividends and Loans or Advances—Provisions of state and federal banking laws restrict the amount of dividends that can be paid to the Corporation by its banking subsidiaries. Under applicable state and federal laws, no dividends may be paid in an amount greater than the net profits then on hand, subject to other applicable provisions of law. In addition, prior approval from the relevant federal banking regulator is required if dividends declared by any of the Corporation's banking subsidiaries in any calendar year will exceed its net profits (as defined) for that year, combined with its retained net profits for the preceding two years. Based on these regulations, the Corporation's banking subsidiaries, without regulatory approval, could declare dividends during 2000 equal to their 2000 eligible net profits (as defined) plus $498.4 million. The ability of each banking subsidiary to pay dividends to the Corporation may be further restricted as a result of regulatory policies and guidelines relating to dividend payments and capital adequacy.

State and federal laws limit the transfer of funds by a banking subsidiary to the Corporation and certain of its affiliates in the form of loans or extensions of credit, investments or purchases of assets. Transfers of this kind to the Corporation or a nonbanking subsidiary by a banking subsidiary are each limited to 10% of the banking subsidiary's capital and surplus with respect to each affiliate and to 20% in the aggregate, and are also subject to certain collateral requirements. These transactions, as well as other transactions between a banking subsidiary and the Corporation or its affiliates, must also be on terms substantially the same as, or at least as favorable as, those prevailing at the time for comparable transactions with non-affiliated companies or, in the absence of comparable transactions, on terms, or under circumstances, including credit standards, that would be offered to, or would apply to, non-affiliated companies.

16. Other Operating Income—In 1999 and 1998, nonrecurring gains totaled $4.0 million and $3.8 million, respectively. Included in the 1997 results is $11.1 million resulting from settlements reached with Illinois banking regulators concerning the disposition of certain unclaimed balances accumulated over a number of years.

17. Net Interest Income—The components of net interest income were as follows:

(In Millions)	1999	1998	1997
Interest Income			
Loans and Leases	**$ 938.6**	$ 884.4	$ 793.1
Securities–Taxable	**379.4**	383.1	332.0
–Non-Taxable	**26.3**	24.9	25.3
Time Deposits with Banks	**164.3**	155.0	133.5
Federal Funds Sold and Securities Purchased under Agreements to Resell and Other	**60.0**	55.7	48.9
Total Interest Income	**1,568.6**	1,503.1	1,332.8
Interest Expense			
Deposits	**591.9**	580.4	522.2
Federal Funds Purchased	**161.0**	139.8	92.4
Securities Sold under Agreements to Repurchase	**95.8**	80.2	81.7
Commercial Paper	**7.3**	8.0	7.9
Other Borrowings	**109.2**	132.3	112.4
Senior Notes	**30.6**	36.5	30.9
Long-Term Debt	**37.9**	31.8	32.6
Debt-Floating Rate Capital Securities	**16.1**	16.9	14.5
Total Interest Expense	**1,049.8**	1,025.9	894.6
Net Interest Income	**$ 518.8**	$ 477.2	$ 438.2

18. Other Operating Expenses—The components of other operating expenses were as follows:

(In Millions)	1999	1998	1997
Business Promotion	**$ 42.2**	$ 36.4	$ 32.0
Outside Services Purchased	**118.8**	86.1	81.0
Telecommunications	**17.8**	15.4	13.2
Postage and Supplies	**26.8**	23.3	22.0
Software Amortization	**48.1**	40.0	41.1
Goodwill and Other Intangibles Amortization	**14.2**	14.1	9.9
Other Expense	**38.1**	42.3	36.4
Total Other Operating Expenses	**$306.0**	$257.6	$235.6

Software, goodwill and other intangible assets are included in other assets in the consolidated balance sheet. Software totaled $219.0 million at December 31, 1999 and $172.8 million at December 31, 1998. Goodwill totaled $89.1 million at December 31, 1999 and $98.1 million at December 31, 1998. Other intangibles totaled $39.1 million at December 31, 1999 and $44.7 million at December 31, 1998.

19. Employee Benefits—Pension. A noncontributory qualified pension plan covers substantially all employees. Assets held by the plan consist primarily of listed stocks and corporate bonds.

Northern Trust also maintains a noncontributory nonqualified pension plan for participants whose retirement benefit payments under the qualified plan are expected to exceed the limits imposed by federal tax law. Northern Trust has a nonqualified trust, referred to as a ''Rabbi'' Trust, to fund benefits in excess of those permitted in certain of its qualified plans. The primary purpose of the trust is to fund nonqualified retirement benefits. This arrangement offers participants a degree of assurance for payment of benefits in excess of those permitted in the related qualified plans. The assets remain subject to the claims of creditors and are not the property of the employees. Therefore, they are accounted for as corporate assets and are included in other assets in the consolidated balance sheet.

The following tables set forth the status and the net periodic pension cost of the domestic qualified and non-qualified pension benefit plans for 1999 and 1998. Prior service costs and unrecognized net assets established at January 1, 1986 are being amortized on a straight-line basis over 13.2 years.

Plan Status

	Qualified Plan		Nonqualified Plan	
	September 30			
($ In Millions)	1999	1998	1999	1998
Accumulated Benefit Obligation	**$161.9**	$189.5	**$ 30.4**	$ 23.8
Projected Benefit	**200.4**	231.2	**40.7**	30.4
Plan Assets at Fair Value	**305.3**	284.0	**—**	—
Plan Assets In Excess of (Less Than) Projected Benefit Obligations	**104.9**	52.8	**(40.7)**	(30.4)
Unrecognized Net Liability (Asset)	**.4**	(.9)	**—**	—
Unrecognized Net Loss (Gain)	**(40.3)**	25.0	**32.6**	18.7
Unrecognized Prior Service Cost (Benefit)	**(1.7)**	(6.7)	**(3.7)**	1.6
Valuation Adjustment	**(.2)**	(.2)	**—**	—
Prepaid (Accrued) Pension Cost at September 30	**63.1**	70.0	**(11.8)**	(10.1)
Net Funding October to December	**6.6**	(1.7)	**(1.2)**	(1.0)
Additional Minimum Liability at December 31	**—**	—	**(17.2)**	(12.6)
Prepaid (Accrued) Pension Cost at December 31	**$ 69.7**	$ 68.3	**$(30.2)**	$(23.7)
Assumptions:				
Discount Rates	**7.75%**	7.00%	**6.00%**	6.00%
Rate of Increase in Compensation Level	**5.40**	5.40	**5.40**	5.40
Expected Long-Term Rate of Return on Assets	**9.00**	9.00	**N/A**	N/A

Net Periodic Pension Cost

	Qualified Plan		Nonqualified Plan	
(In Millions)	1999	1998	1999	1998
Service Cost	**$ 13.2**	$ 12.7	**$ 1.7**	$ 1.3
Interest Cost	**16.4**	16.2	**1.9**	1.6
Expected Return on Plan Assets	**(22.6)**	(22.8)	**N/A**	N/A
Amortization:				
Net Loss	**1.8**	2.6	**1.5**	1.0
Transition Asset	**(1.4)**	(1.4)	**—**	—
Prior Service Cost (Benefit)	**(.5)**	(.6)	**.3**	.4
Net Periodic Pension Cost	**$ 6.9**	$ 6.7	**$ 5.4**	$ 4.3

Change in Benefit Obligation

	Qualified Plan		Nonqualified Plan	
(In Millions)	1999	1998	1999	1998
Beginning Balance	**$231.2**	$219.2	**$ 30.4**	$ 23.8
Service Cost	**13.2**	12.7	**1.7**	1.3
Interest Cost	**16.4**	16.2	**1.9**	1.6
Actuarial (Gain) Loss	**(33.2)**	2.6	**15.2**	6.9
Benefits Paid	**(31.6)**	(19.5)	**(3.5)**	(3.2)
Plan Change	**4.4**	—	**(5.0)**	—
Ending Balance	**$200.4**	$231.2	**$ 40.7**	$ 30.4

Change in Qualified Plan Assets

(In Millions)	1999	1998
Fair Value of Assets at Beginning of Plan Year	**$284.0**	$288.2
Actual Return on Assets	**52.9**	15.2
Employer Contribution	**—**	.1
Benefits Paid	**(31.6)**	(19.5)
Fair Value of Assets at End of Plan Year	**$305.3**	$284.0

Pension expense for 1997 was $7.4 million and $3.4 million for the qualified and nonqualified plans, respectively.

Total assets in the "Rabbi" Trust related to the non-qualified pension plan at December 31, 1999 and 1998 amounted to $19.8 million and $16.2 million, respectively.

A pension plan is also maintained for the London Branch employees. At December 31, 1999, the fair value of assets and the projected benefit obligation totaled approximately $14.6 million and $13.2 million, respectively. At December 31, 1998, the fair value of assets and the projected benefit obligation were $13.7 million and $15.2 million, respectively. Pension expense for 1999 and 1998 was $2.1 million and $1.9 million, respectively.

Thrift Incentive Plan. The Corporation and its subsidiaries have a defined contribution Thrift Incentive Plan covering substantially all employees. The corporate contribution is contingent upon the level of employee contribution and meeting a predefined earnings target for the year. The maximum corporate contribution was equal to 4% of an employee's salary. The estimated contribution to this plan is charged to employee benefits and totaled $10.7 million in 1999, $10.4 million in 1998 and $9.1 million in 1997.

Employee Stock Ownership Plan (ESOP). A leveraged ESOP in which substantially all employees of Northern Trust are eligible to participate was established in 1989. Of the original 18 million shares in the ESOP Trust, 16.2 million shares have been allocated as of December 31, 1999. The remaining ESOP shares are being allocated over the two-year period ending December 31, 2001. The Corporation has committed to make an additional contribution of $5.4 million in cash or shares of common stock in each of the years 2002 and 2003.

Dividends paid on unallocated shares held in the ESOP Trust are used for debt service on the ESOP notes. Although the original debt used to purchase the ESOP shares has been repaid, a loan provided by the Corporation in 1996 to refinance a portion of the original debt will continue to be repaid through 2001. Compensation expense is accounted for based primarily on the amount of cash paid by Northern Trust to the ESOP for principal payments on the ESOP notes. The ESOP shares not yet allocated to individual accounts are treated as deferred compensation and accounted for as a reduction of stockholders' equity.

The following table presents information related to the ESOP.

(In Millions)	1999	1998
Total ESOP Compensation Expense	**$4.3**	$3.4
Interest Incurred on ESOP-Related Debt	**—**	.6
Amount Contributed to ESOP-Related Debt	**—**	3.1
Dividends and Interest on Unallocated ESOP Shares Used for Debt Service	**1.5**	1.7

Other Postretirement Benefits. Northern Trust maintains an unfunded postretirement health care plan. Employees retiring under the provisions of The Northern Trust Pension Plan who have attained 15 years of service are eligible for postretirement health care coverage. These benefits are provided either through an indemnity plan, subject to deductibles, co-payment provisions and other limitations or through health maintenance organizations. The provisions may be changed at the discretion of Northern Trust, which also reserves the right to terminate these benefits at any time.

The following tables set forth the plan status at December 31 and the net periodic postretirement benefit cost of the domestic postretirement health care plan for 1999 and 1998. The transition obligation at January 1, 1993 is being amortized to expense over a twenty year period.

Plan Status

(In Millions)	1999	1998
Accumulated Postretirement Benefit Obligation (APBO) Measured at September 30:		
Retirees and Dependents	**$16.1**	$15.7
Actives Eligible for Benefits	**3.4**	5.6
Actives Not Yet Eligible	**9.9**	10.2
Total APBO	**29.4**	31.5
Unamortized Transition Obligation	**(7.5)**	(8.1)
Unrecognized Net Loss	**(.7)**	(4.4)
Prior Service Cost	**(.4)**	—
Net Postretirement Benefit Liability	**$20.8**	$19.0

Net Periodic Postretirement Benefit Cost

(In Millions)	1999	1998
Service Cost	**$ 1.0**	$ .9
Interest Cost	**2.1**	2.1
Amortization—Transition Obligation	**.6**	.6
Net Periodic Postretirement Benefit Cost	**$ 3.7**	$ 3.6

Change in Postretirement Benefit Obligation

(In Millions)	1999	1998
Beginning Balance	**$31.5**	$28.4
Service Cost	**1.0**	.9
Interest Cost	**2.1**	2.1
Actuarial (Gain) Loss	**(3.7)**	1.2
Benefits Paid	**(1.9)**	(1.1)
Plan Change	**.4**	—
Ending Balance	**$29.4**	$31.5

Postretirement health care expense for 1997 was $3.5 million.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% at December 31, 1999 and 7.00% at December 31, 1998. For measurement purposes, a 7.6% annual increase in the cost of covered health care benefits was assumed for 2000. This rate is assumed to decrease gradually to 5.5% in 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing or decreasing the assumed health care trend rate by one percentage point in each year would have the following effect.

	1—Percentage Point Increase	1—Percentage Point Decrease
Effect on Total Service and Interest Cost Components	$ .1	$ (.1)
Effect on Postretirement Benefit Obligation	1.1	(1.0)

20. Contingent Liabilities—Because of the nature of its activities, Northern Trust is subject to pending and threatened legal actions that arise in the normal course of business. In the judgment of management, after consultation with legal counsel, none of the litigation to which the Corporation or any of its subsidiaries is a party will have a material effect, either individually or in the aggregate, on the consolidated financial position or results of operations.

21. Off-Balance Sheet Financial Instruments—Commitments and Letters of Credit. Northern Trust, in the normal course of business, enters into various types of commitments and issues letters of credit to meet the liquidity and credit enhancement needs of its clients. Credit risk is the principal risk associated with these instruments. The contractual amounts of these instruments represent the credit risk should the instrument be fully drawn upon and the client default. To control the credit risk associated with entering into commitments and issuing letters of credit, Northern Trust subjects such activities to the same credit quality and monitoring controls as its lending activities.

Commitments and letters of credit consist of the following:

Legally Binding Commitments to Extend Credit generally have fixed expiration dates or other termination clauses. Since a significant portion of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future loans or liquidity requirements.

Participations in Bankers Acceptances obligate Northern Trust, in the event of default by the counterparty, to reimburse the holder of the acceptance an amount equal to its participation in the acceptance.

Commercial Letters of Credit are instruments issued by Northern Trust on behalf of its clients that authorize a third party (the beneficiary) to draw drafts up to a stipulated amount under the specified terms and conditions of the agreement. Commercial letters of credit are issued primarily to facilitate international trade.

Standby Letters of Credit obligate Northern Trust to meet certain financial obligations of its clients, if, under the contractual terms of the agreement, the clients are unable to do so. These instruments are primarily issued to support public and private financial commitments, including commercial paper, bond financing, initial margin requirements on futures exchanges and similar transactions.

The following table shows the contractual amounts of commitments and letters of credit.

Commitments and Letters of Credit

	December 31	
(In Millions)	1999	1998
Legally Binding Commitments to Extend Credit*	**$15,704.1**	$13,409.1
Commercial Letters of Credit	**143.9**	94.2
Standby Letters of Credit:		
Corporate	**424.9**	359.8
Industrial Revenue	**1,000.2**	893.4
Other	**531.9**	380.3
Total Standby Letters of Credit**	**$ 1,957.0**	$ 1,633.5

**These amounts exclude $407.9 million and $571.8 million of commitments participated to others at December 31, 1999 and 1998, respectively.*

***These amounts include $173.7 million and $156.6 million of standby letters of credit secured by cash deposits or participated to others as of December 31, 1999 and 1998, respectively. The weighted average maturity of standby letters of credit was 22 months at December 31, 1999 and 21 months at December 31, 1998.*

Risk Management Instruments. These instruments include foreign exchange contracts, foreign currency and interest rate futures contracts, and various interest risk management instruments.

Northern Trust is a party to various risk management instruments that are used in the normal course of business to meet the risk management needs of its clients; as part of its trading activity for its own account; and as part of its asset/liability management activities. The major risk associated with these instruments is that interest or foreign exchange rates could change in an unanticipated manner, resulting in higher interest costs or a loss in the underlying value of the instrument. These risks are mitigated by establishing limits for risk management positions, monitoring the level of actual positions taken against such established limits, monitoring the level of any interest rate sensitivity gaps created by such positions, and by using hedging techniques. When establishing position limits, market liquidity and volatility, as well as experience in each market, are all taken into account.

The estimated credit risk associated with these instruments relates to the failure of the counterparty to pay based on the contractual terms of the agreement, and is generally limited to the gross unrealized market value gains on these instruments. The amount of credit risk will increase or decrease during the lives of the instruments as interest or foreign exchange rates fluctuate. This risk is controlled by limiting such activity to an approved list of counterparties and by subjecting such activity to the same credit and quality controls as are followed in lending and investment activities.

Risk management instruments include:

Foreign Exchange Contracts are agreements to exchange specific amounts of currencies at a future date, at a specified rate of exchange. Foreign exchange contracts are entered into primarily to meet the foreign exchange risk management needs of clients. Foreign exchange contracts are also used for trading purposes and asset/liability management.

Foreign Currency and Interest Rate Futures Contracts are agreements for delayed delivery of foreign currency, securities or money market instruments in which the buyer agrees to take delivery at a specified future date of a specified currency, security, or instrument, at a specified price or yield. All of Northern Trust's futures contracts are traded on organized exchanges that require the daily settlement of changes in the value of the contracts. Futures contracts are utilized in trading activities and asset/liability management to limit Northern Trust's exposure to unfavorable fluctuations in foreign exchange rates or interest rates.

Interest Rate Protection Contracts are agreements that enable clients to transfer, modify or reduce their interest rate risk. As a seller of interest rate protection, Northern Trust receives a fee at the outset of the agreement and then assumes the risk of an unfavorable change in interest rates. Northern Trust also purchases interest rate protection contracts for asset/liability management.

Interest Rate Swap Contracts involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts; these types of transactions constitute the majority of the interest rate swap portfolio.

Forward Sale Contracts represent commitments to sell a specified amount of securities at an agreed upon date and price. Northern Trust utilizes forward sale contracts principally in connection with its sale of mortgage loans.

Exchange-Traded Option Contracts grant the buyer the right, but not the obligation, to purchase or sell at a specified price, a stated number of units of an underlying financial instrument, at a future date.

The following table shows the contractual/notional amounts of risk management instruments. The notional amounts of risk management instruments do not represent credit risk, and are not recorded in the consolidated balance sheet. They are used merely to express the volume of this activity.

Risk Management Instruments

	Contractual/ Notional Amounts December 31	
(In Millions)	1999	1998
Asset/Liability Management:		
Foreign Exchange Contracts	**$ 130.3**	$ 139.7
Foreign Currency Futures Contracts	**—**	—
Interest Rate Futures Contracts Sold	**—**	1.0
Interest Rate Protection Contracts		
–Purchased	**130.0**	130.0
Interest Rate Swap Contracts	**2,043.6**	2,274.1
Forward Sale Contracts	**14.9**	96.7
Client-Related and Trading:		
Foreign Exchange Contracts	**14,922.4**	13,958.9
Interest Rate Futures Contracts Purchased	**—**	100.0
Interest Rate Futures Contracts Sold	**1.0**	100.0
Interest Rate Protection Contracts		
–Purchased	**7.8**	36.0
–Sold	**10.8**	42.6
Interest Rate Swap Contracts	**20.0**	40.1

Risk Management Instruments Used for Asset/Liability Management. Northern Trust utilizes various types of risk management instruments, primarily interest rate swaps, as tools for managing interest rate and option risk related to its own balance sheet. The following table summarizes the expected maturities and weighted average interest rates to be paid and received on the asset/liability management swap portfolio at December 31, 1999. A key assumption in the preparation of the table is that floating rates remain constant at December 31, 1999 levels.

Remaining Maturity of Asset/Liability Management Interest Rate Swaps

($ In Millions)	2000	2001	2002	2003	2004	2005-2009	Total
Pay Fixed							
Notional Amount	$448.6	155.0	208.8	160.0	95.0	161.2	$1,228.6
Average Pay Rate	5.34%	6.78	5.37	6.82	6.58	6.35	5.95%
Average Receive Rate	6.00	5.98	4.64	6.03	6.08	6.09	5.79
Receive Fixed							
Notional Amount	$115.0	—	—	—	—	—	$ 115.0
Average Pay Rate	5.99%	—	—	—	—	—	5.99%
Average Receive Rate	5.22	—	—	—	—	—	5.22
Pay and Receive Variable (Basis Swaps)							
Notional Amount	$700.0	—	—	—	—	—	$ 700.0
Average Pay Rate	6.31%	—	—	—	—	—	6.31%
Average Receive Rate	5.34	—	—	—	—	—	5.34

Some of the principal uses of risk management instruments, together with the notional amounts outstanding, are described as follows:

Convert Yields on Securities to an Effective LIBOR or Federal Funds Rate. At December 31, 1999, interest rate swaps with a notional amount of $933.4 million were used to convert fixed and floating rate interest payments on securities (classified as available for sale) to floating rate payments indexed to LIBOR or federal funds.

Reduce Interest Rate Risk From Fixed Rate Loans Funded with Variable Rate Liabilities. Northern Trust paid a fixed rate and received a floating rate on interest rate swaps with a notional amount of $1.0 billion at December 31, 1999 to hedge the interest rate risk from fixed rate loans. For accounting purposes these swaps were designated to either convert the fixed rate on the loan to an effective floating rate or to convert floating rate funding to a fixed rate. Interest rate floors with a notional amount of $130.0 million at December 31, 1999 were used to hedge mortgage loan prepayment risk.

Swaps Combined with Liabilities to Obtain Favorable Funding Costs. Interest rate swaps with a notional amount of $100.0 million at December 31, 1999 were used in conjunction with the issuance of senior notes to obtain desired funding characteristics. These swaps, converted fixed rate notes to floating rate funding indexed to LIBOR. The use of swaps in combination with notes permitted Northern Trust to issue notes with rate and maturity features that were most desired by investors while converting the rate characteristics to meet its needs.

Hedging Foreign Currency Risk. Forward foreign exchange contracts and foreign currency futures contracts were used to reduce exposure to fluctuations in the dollar value of capital investments in foreign subsidiaries and from foreign currency assets and obligations. The notional amounts of these contracts at year-end 1999 were $130.3 million of forward foreign exchange contracts.

Hedging Mortgages Held for Sale. Northern Trust hedges the market risk of its portfolio of fixed rate commitments and mortgages held for sale with a combination of derivative financial instruments. At December 31, 1999 the portfolio was hedged with $14.9 million of forward sales of mortgage-backed securities.

Deferred gains and losses related to interest risk management instruments used for various asset/liability management purposes and included in the consolidated balance sheet at year-end 1999 totaled $11.6 million and $8.2 million, respectively. Deferred gains at year-end 1998 totaled $.6 million.

Client and Trading-Related Interest Risk Management Instruments. Net revenue associated with client and trading-related interest risk management activities totaled $.2 million, $.2 million, and $.3 million during 1999, 1998, and 1997, respectively. The majority of these revenues are related to interest rate swaps, futures contracts, and interest rate protection agreements, and are reported as trading income in the consolidated statement of income.

Other Off-Balance Sheet Financial Instruments. As part of securities custody activities and at the direction of trust clients, Northern Trust lends securities owned by clients to borrowers who are reviewed by the Credit Policy Credit Approval Committee. In connection with these activities, Northern Trust has issued certain indemnifications against loss resulting from the bankruptcy of the borrower of securities. The borrowing party is required to fully collateralize securities received with cash, marketable securities, or irrevocable standby letters of credit. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest, with revaluation of the collateral on a daily basis. The amount of securities loaned as of December 31, 1999 and 1998 subject to indemnification was $35.9 billion and $28.5 bil-

lion, respectively. Because of the requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is remote.

The Bank is a participating member of various cash and securities clearing organizations such as The Depository Trust Company in New York. It participates in these organizations on behalf of its clients and on behalf of itself as a result of its own investment and trading activities. A wide variety of securities transactions are settled through these organizations, including those involving obligations of states and political subdivisions, asset-backed securities, commercial paper, Eurodollars and securities issued by the Government National Mortgage Association.

As a result of its participation in cash and securities clearing organizations, the Bank could be responsible for a pro rata share of certain credit-related losses arising out of the clearing activities. The method in which such losses would be shared by the clearing members is stipulated in each clearing organization's membership agreement. Credit exposure related to these agreements varies from day to day, primarily as a result of fluctuations in the volume of transactions cleared through the organizations. The estimated credit exposure at December 31, 1999 and 1998 was $71 million and $72 million, respectively, based on the clearing volume for those days. Controls related to these clearing transactions are closely monitored to protect the assets of Northern Trust.

22. Fair Value of Financial Instruments—SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the estimated fair value of certain financial instruments. Considerable judgment is required to interpret market data when computing estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts Northern Trust could have realized in a market exchange.

The information provided below should not be interpreted as an estimate of the fair value of Northern Trust since the disclosures, in accordance with SFAS No. 107, exclude the values of nonfinancial assets and liabilities, as well as a wide range of franchise, relationship, and intangible values, which are integral to a full assessment of the consolidated financial position.

The use of different assumptions and/or estimation methods may have a material effect on the computation of estimated fair values. Therefore, comparisons between Northern Trust's disclosures and those of other financial institutions may not be meaningful.

The following methods and assumptions were used in estimating the fair values of the financial instruments:

Securities. Fair values of securities were based on quoted market values, when available. If quoted market values were not available, fair values were based on quoted market values for comparable instruments.

Loans (not including lease financing receivables). The fair values of one-to-four family residential mortgages were based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of the remainder of the loan portfolio were estimated using a discounted cash flow method in which the discount rate used was the rate at which Northern Trust would have originated the loan had it been originated as of the financial statement date, giving effect to current economic conditions on loan collectibility.

Savings Certificates, Other Time and Foreign Offices Time Deposits. The fair values of these instruments were estimated using a discounted cash flow method that incorporated market interest rates.

Senior Notes, Long-Term Debt, and Floating Rate Capital Securities. Fair values were based on quoted market prices, when available. If quoted market prices were not available, fair values were based on quoted market prices for comparable instruments.

Off-Balance Sheet Financial Instruments. The fair values of commitments and letters of credit represent the amount of unamortized fees on these instruments. The fair values of all other off-balance sheet financial instruments were estimated using market prices, pricing models, or quoted market prices of financial instruments with similar characteristics.

Financial Instruments Valued at Carrying Value. Due to their short maturity, the respective carrying values of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash and due from banks; money market assets; customers' acceptance liability; trust security settlement receivables; federal funds purchased; securities sold under agreements to repurchase; commercial paper; other borrowings; and liability on acceptances.

The fair values required to be disclosed for demand, savings, and money market deposits pursuant to SFAS No. 107 must equal the amounts disclosed in the consolidated balance sheet, even though such deposits are typically priced at a premium in banking industry consolidations.

Fair Values of On-Balance Sheet Financial Instruments. The following table summarizes the fair values of on-balance sheet financial instruments.

	December 31			
	1999		1988	
(In Millions)	Book Value	Fair Value	Book Value	Fair Value
Assets				
Cash and Due From Banks	**$ 1,977.9**	**$ 1,977.9**	$ 2,366.0	$ 2,366.0
Money Market Assets	**3,439.2**	**3,439.2**	4,450.9	4,450.9
Securities:				
Available for Sale	**5,480.0**	**5,480.0**	5,375.2	5,375.2
Held to Maturity	**752.7**	**740.4**	472.5	485.7
Trading Account	**11.0**	**11.0**	9.1	9.1
Loans (excluding leases), Net of Credit Loss Reserve:				
Held to Maturity	**14,517.3**	**14,302.1**	12,920.4	13,072.5
Held for Sale	**14.8**	**14.8**	51.4	51.6
Acceptance Liability	**34.7**	**34.7**	33.3	33.3
Trust Security Settlement Receivables	**323.1**	**323.1**	336.7	336.7
Liabilities				
Deposits:				
Demand, Savings and Money Market	**10,244.5**	**10,244.5**	8,955.6	8,955.6
Savings Certificates, Other Time and Foreign Offices Time	**11,126.5**	**11,097.4**	9,247.1	9,267.7
Federal Funds Purchased	**370.2**	**370.2**	2,025.1	2,025.1
Repurchase Agreements	**997.8**	**997.8**	2,114.9	2,114.9
Commercial Paper	**145.1**	**145.1**	148.1	148.1
Other Borrowings	**1,155.3**	**1,155.3**	1,099.2	1,099.2
Senior Notes	**500.0**	**493.0**	700.0	699.8
Long-Term Debt	**659.4**	**631.5**	458.2	482.3
Debt-Floating Rate Capital Securities	**267.5**	**254.5**	267.4	295.2
Liability on Acceptances	**34.7**	**34.7**	33.3	33.3

Fair Values of Off-Balance Sheet Financial Instruments. The following tables summarize the fair values of off-balance sheet financial instruments.

	December 31			
	1999		1998	
(In Millions)	Book Value	Fair Value	Book Value	Fair Value
Commitments and Letters of Credit:				
Loan Commitments	**$ —**	**$ —**	$ .5	$ .5
Letters of Credit	**1.8**	**1.8**	1.3	1.3
Asset/Liability Management:				
Foreign Exchange Contracts				
Assets	**.6**	**.6**	1.2	1.2
Liabilities	**1.5**	**1.5**	.5	.5
Interest Rate Swap Contracts				
Assets	**8.2**	**17.6**	6.5	10.2
Liabilities	**1.2**	**3.2**	14.5	72.7
Other Financial Instruments				
Assets	**.3**	**.1**	.4	1.3
Liabilities	**—**	**—**	—	—

	Fair Value	
(In Millions)	1999	1998
Client-Related and Trading:*		
Foreign Exchange Contracts		
Assets	**$188.6**	$179.2
Liabilities	**181.0**	175.0
Interest Rate Swap Contracts		
Assets	**—**	.9
Liabilities	**—**	.8

**Assets and liabilities associated with foreign exchange contracts averaged $233.8 million and $231.2 million, respectively, during 1999. Assets and liabilities associated with other client-related and trading account instruments averaged $1.6 million and $1.2 million, respectively, during 1999.*

23. Concentrations of Credit Risk—The information in the section titled Loans and Other Extensions of Credit found on pages 35 through 37 is incorporated by reference.

24. Pledged and Restricted Assets—Certain of Northern Trust's subsidiaries, as required or permitted by law, pledge assets to secure public and trust deposits, repurchase agreements and for other purposes. On December 31, 1999, securities and loans totaling $4.9 billion ($4.0 billion of U.S. Government and agency securities, $463 million of obligations of states and political subdivisions and $419 million of loans and other securities), were pledged. Collateral required for

these purposes totaled $2.7 billion. Deposits maintained at the Federal Reserve Bank to meet reserve requirements averaged $315.1 million in 1999 and $276.3 million in 1998.

25. Stock-Based Compensation Plans—Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," establishes financial accounting and reporting standards for stock-based compensation plans.

SFAS No. 123 allows two alternative accounting methods: (1) a fair-value-based method, or (2) an intrinsic-value-based method which is prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. Northern Trust has elected to account for its stock-based incentive plans and awards under APB 25, and has adopted the disclosure requirements of SFAS No. 123.

A description of Northern Trust's stock-based compensation is presented below.

Amended Incentive Stock Plan—Amended 1992 Incentive Stock Plan (Plans). The Amended Incentive Stock Plan was superseded by the Amended 1992 Incentive Stock Plan and terminated on December 31, 1994. Outstanding grants and awards under the Amended Incentive Stock Plan will remain in effect in accordance with their terms, but no further grants or awards will be made.

The Amended 1992 Incentive Stock Plan (Plan) was adopted in 1992 and has been amended on several occasions. The Plan is administered by the Compensation and Benefits Committee (Committee) of the Board of Directors. Directors and key officers of the Corporation or its subsidiaries are eligible to receive awards under the Plan. Awards under the Plan may be granted in any one or a combination of (a) incentive stock options and nonqualified stock options, (b) stock appreciation rights, (c) stock awards, (d) performance shares, and (e) stock equivalents.

The total number of shares of the Corporation's common stock authorized for distribution under the Plan is 32,000,000. As of December 31, 1999, shares available for future grants under the Plan totaled 7,591,366.

Stock Options. Stock options consist of options to purchase common stock at purchase prices not less than 100% of the fair market value thereof on the date the option is granted. Options have a maximum ten year life and will vest and become exercisable in six months to three years after the date of grant. In addition, the Plan provides that all options may become exercisable upon a change of control as defined in the Plan. All options terminate at such time as determined by the Committee and as provided in the terms and conditions of the respective option grants.

A summary of the status of stock options under the Plans at December 31, 1999, 1998 and 1997 and changes during the years then ended is presented in the table below.

	1999		1998		1997	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options Outstanding, January 1	**15,148,424**	**$17.83**	14,888,804	$13.36	14,989,224	$ 9.98
Granted ($45.16 to $52.27 per share in 1999)	**3,441,700**	**45.19**	2,672,300	34.72	2,357,000	28.32
Exercised ($4.21 to $34.59 per share in 1999)	**(2,518,802)**	**9.83**	(2,341,680)	8.59	(2,428,620)	7.00
Cancelled	**(79,000)**	**33.95**	(71,000)	21.76	(28,800)	13.84
Options Outstanding December 31 ($4.21 to $52.27 per share)	**15,992,322**	**$24.96**	15,148,424	$17.83	14,888,804	$13.36
Options Exercisable, December 31	**9,963,322**	**$15.46**	10,205,124	$11.12	9,916,404	$ 8.96

The following is a summary of outstanding and exercisable options under the Plans at December 31, 1999.

	Options Outstanding			
	Number Outstanding	Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$4.21 to $9.94 per share	3,928,226	3,928,226	3.1 years	$ 8.88
$10.41 to $29.97 per share	5,979,096	5,979,096	6.7 years	19.56
$34.59 to $52.27 per share	6,085,000	56,000	9.1 years	40.63

Stock and Stock Equivalent Awards. Under the Plan, stock or stock equivalent awards can be granted by the Committee to participants which entitle them to receive a payment in cash or Northern Trust Corporation common stock under the terms of the Plan and such other terms and conditions as the Committee deems appropriate.

Total expense applicable to stock and stock equivalent awards was $4.0 million in 1999, $2.1 million in 1998 and $.9 million in 1997. In 1999, 1998 and 1997, 378,000 stock equivalents (designated as stock units), 130,000 shares and 99,500 shares, respectively, were granted with a weighted average grant-date fair value of $45.16, $36.61 and $28.32, respectively. As of December 31, 1999, restricted stock awards outstanding totaled 697,750 shares. These shares vest, subject to continuing employment, over a period of three to nine years.

Performance Shares. Under the performance share provisions of the Plans, participants are entitled to have each award credited to an account maintained for them if established performance goals are achieved with distribution after vesting. The value of shares earned but not yet distributed under the Plan is credited to performance share accounts and is shown in stockholders' equity as Common Stock Issuable-Performance Plan.

Total salary expense for performance shares was $23.4 million in 1999, $23.6 million in 1998 and $20.5 million in 1997. In 1998 and 1997, 639,000 shares and 624,000 shares, respectively, were granted with a weighted average grant-date fair value of $36.00 and $22.13, respectively. As of December 31, 1999, 1,781,000 shares of stock had been credited to performance share accounts subject to meeting vesting conditions and 1,187,000 shares had been granted, subject to meeting established performance goals and vesting conditions, for three-year performance periods ending in 1999 and 2000.

Director Stock Plan. Each non-employee director of the Corporation received a grant of 1,000 shares of common stock on the date of each annual meeting of stockholders in the years 1997, 1998 and 1999 under the Northern Trust Corporation 1997 Stock Plan for Non-Employee Directors. Under the terms of the plan, directors may elect to defer the payment of their annual stock grant or cash-based compensation until termination of services as director. Amounts deferred are converted into stock units representing shares of common stock of the Corporation. Distributions of stock grants will be distributed in stock. Distributions of the stock unit account that relates to cash-based compensation will be made in cash based on the fair value of the stock units. In January 2000, each non-employee director received a grant of 2,400 stock units under the Amended 1992 Incentive Stock Plan, with 800 stock units to vest upon reelection as a director of the Corporation in each of the years 2000, 2001 and 2002.

Other Stock-Based Compensation Arrangements. The Corporation, in conjunction with an acquisition, awarded 864,560 restricted shares of the Corporation's common stock with a grant-date fair value of $11.88 to certain subsidiary employee participants contingent upon continued employment and non-competition agreements and, in certain periods, meeting predetermined performance goals.

Total salary expense related to this arrangement was $2.1 million in 1999, $3.2 million in 1998 and $2.9 million in 1997. As of December 31, 1999, restricted stock outstanding totaled 794,844 shares.

Pro Forma Information. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Corporation had accounted for its stock-based compensation under SFAS No. 123. For purposes of estimating the fair value of the Corporation's employee stock options at the grant-date, a Black-Scholes option pricing model was used with the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 6.60%, 5.68% and 6.10%; dividend yields of 1.20%, 1.21% and 1.30%; volatility factors of the expected market price of the Corporation's common stock of 26.5%, 24.4% and 20.9%; and a weighted average expected life of the option of 5.3 years, 7.6 years and 6.0 years.

The weighted average fair value of options granted in 1999, 1998 and 1997 was $15.13, $12.58 and $8.60, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' six months to three year vesting period. Under SFAS No. 123, options and awards granted prior to 1995 are not required to be included in

the pro forma information. Because the SFAS No. 123 method of accounting has not been applied to options and other stock-based compensation granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The Corporation's pro forma information follows:

(In Millions Except Per Share Information)	1999	1998	1997
Net Income as Reported	**$405.0**	$353.9	$309.4
Pro Forma Adjustments Increase (Decrease) Due To:			
Stock Options	**(28.5)**	(14.7)	(9.2)
Performance Shares and Other Arrangements	**9.7**	8.2	8.1
Pro Forma Net Income	**$386.2**	$347.4	$308.3
Earnings Per Share as Reported:			
Basic	**$ 1.81**	$ 1.58	$ 1.37
Diluted	**1.74**	1.52	1.33
Pro Forma Earnings Per Share:			
Basic	**$ 1.72**	$ 1.55	$ 1.37
Diluted	**1.66**	1.49	1.32

26. Cash-Based Compensation Plans—Various incentive plans provide for cash incentives and bonuses to selected employees based upon accomplishment of corporate net income objectives, business unit goals and individual performance. The plans provide for acceleration of benefits in certain circumstances including a change in control. The estimated contributions to these plans are charged to salary expense and totaled $116.1 million in 1999, $86.0 million in 1998 and $68.0 million in 1997.

27. Business Segments and Related Information— Information describing the Corporation's major business segments is contained in the section titled Business Segments, found on pages 29 through 33, and is incorporated by reference.

The operations of Northern Trust are managed on a business unit basis and include components of both domestic and foreign source income and assets. Foreign source income and assets are not separately identified in its internal management reporting system. However, in order to comply with the financial reporting requirements of the Securities and Exchange Commission, Northern Trust is required to disclose foreign activities based on the domicile of the customer. Due to the complex and integrated nature of its foreign and domestic activities it is impossible to segregate with precision revenues, expenses and assets between its U.S. and foreign domiciled customers. Therefore, certain subjective estimates and assumptions have been made to allocate revenues, expenses and assets between domestic and international operations as described below.

Northern Trust's international activities are centered in the commercial banking, treasury activities, foreign exchange and global custody businesses of the Bank, three overseas branches, one Edge Act subsidiary, the Hong Kong subsidiaries, NTGA, and Northern Trust of Florida. Net income from international operations includes the direct net income contributions of foreign branches, foreign subsidiaries and the Edge Act subsidiary. The Bank and Northern Trust of Florida international profit contributions reflect direct salary and other expenses of the business units, plus expense allocations for interest, occupancy, overhead and the provision for credit losses. For purposes of this disclosure, all foreign exchange profits have been allocated to international operations. The interest expense is allocated to international operations based on specifically matched or pooled funding. Allocations of indirect noninterest expenses related to international activities are not significant but, when made, are based on various methods such as time, space and number of employees.

The table below summarizes international performance based on the domicile of the primary obligor without regard to guarantors or the location of collateral.

Distribution of Total Assets and Operating Performance

	1999				1998				1997			
(In Millions)	Total Assets	Operating Income*	Income before Taxes	Net Income	Total Assets	Operating Income*	Income before Taxes	Net Income	Total Assets	Operating Income*	Income before Taxes	Net Income
International	**$ 3,244.6**	**$ 256.9**	**$126.3**	**$ 78.8**	$ 4,371.8	$ 220.5	$119.5	$ 74.5	$ 3,260.2	$ 203.2	$112.5	$ 70.1
Domestic	**25,463.6**	**1,497.1**	**490.2**	**326.2**	23,498.2	1,328.3	423.2	279.4	22,055.2	1,169.5	359.4	239.3
Total	**$28,708.2**	**$1,754.0**	**$616.5**	**$405.0**	$27,870.0	$1,548.8	$542.7	$353.9	$25,315.4	$1,372.7	$471.9	$309.4

* *Operating Income is comprised of net interest income and noninterest income.*

28. Acquisitions—On December 31, 1997, the Corporation completed the acquisition of ANB Investment Management and Trust Company (ANB IMC) from First Chicago NBD Corporation for $53 million in cash. The transaction was recorded under the purchase method of accounting. Included in the acquisition cost were $36.0 million of goodwill and $10.0 million of other intangibles which will be amortized over fifteen and ten years, respectively. Subsequent to the acquisition, ANB IMC's name was changed to Northern Trust Quantitative Advisors, Inc.

On May 15, 1998, the Corporation completed the acquisition of Trustbank Financial Corp., parent of Trust Bank of Colorado, for $15 million in cash. The transaction was recorded under the purchase method of accounting. Included in the acquisition cost was $10.4 million of goodwill which is being amortized over fifteen years.

29. Regulatory Capital Requirements—Northern Trust and its subsidiary banks are subject to various regulatory capital requirements administered by the federal bank regulatory authorities. Under these requirements, banks must maintain specific ratios of total and tier 1 capital to risk-weighted assets and of tier 1 capital to average assets in order to be classified as ''well capitalized.'' The regulatory capital requirements impose certain restrictions upon banks that meet minimum capital requirements but are not ''well capitalized'' and obligate the federal bank regulatory authorities to take ''prompt corrective action'' with respect to banks that do not maintain such minimum ratios. Such prompt corrective action could have a direct material effect on a bank's financial statements.

As of December 31, 1999, each of Northern's subsidiary banks had capital ratios above the level required for classification as a ''well capitalized'' institution and had not received any regulatory notification of a lower classification. There are no conditions or events since that date that management believes have adversely affected the capital categorization of any subsidiary bank for these purposes. The table below summarizes the risk-based capital amounts and ratios for Northern Trust and for each of its subsidiary banks whose net income for 1999 exceeded 10% of the consolidated total.

	Actual		Minimum to Qualify as Well Capitalized	
($ In Millions)	Amount	Ratio	Amount	Ratio
As of December 31, 1999:				
Total Capital to Risk-Weighted Assets				
Consolidated	**$3,048**	**13.7%**	**$2,232**	**10.0%**
The Northern Trust Company	**2,326**	**12.5**	**1,855**	**10.0**
Northern Trust Bank of Florida N.A.	**275**	**12.1**	**228**	**10.0**
Tier 1 Capital to Risk-Weighted Assets				
Consolidated	**2,212**	**9.9**	**1,339**	**6.0**
The Northern Trust Company	**1,650**	**8.9**	**1,113**	**6.0**
Northern Trust Bank of Florida N.A.	**256**	**11.2**	**137**	**6.0**
Tier 1 Capital (to Fourth Quarter Average Assets)				
Consolidated	**2,212**	**7.1**	**1,548**	**5.0**
The Northern Trust Company	**1,650**	**6.3**	**1,302**	**5.0**
Northern Trust Bank of Florida N.A.	**256**	**7.8**	**164**	**5.0**
As of December 31, 1998:				
Total Capital to Risk-Weighted Assets				
Consolidated	$2,621	13.1%	$2,007	10.0%
The Northern Trust Company	1,934	11.5	1,676	10.0
Northern Trust Bank of Florida N.A.	224	10.9	206	10.0
Tier 1 Capital to Risk-Weighted Assets				
Consolidated	1,964	9.8	1,204	6.0
The Northern Trust Company	1,443	8.6	1,006	6.0
Northern Trust Bank of Florida N.A.	204	9.9	123	6.0
Tier 1 Capital (to Fourth Quarter Average Assets)				
Consolidated	1,964	6.9	1,423	5.0
The Northern Trust Company	1,443	6.0	1,209	5.0
Northern Trust Bank of Florida N.A.	204	7.4	138	5.0

30. Northern Trust Corporation (Corporation only)

Condensed financial information is presented below. Investments in wholly-owned subsidiaries are carried on the equity method of accounting.

Condensed Balance Sheet

(In Millions)	December 31 1999	1998
Assets		
Cash on Deposit with Subsidiary Bank	**$ .1**	$ .4
Time Deposits with Banks	**139.6**	123.5
Securities	**109.9**	154.9
Investments in Wholly-Owned Subsidiaries–Bank	**2,146.3**	1,874.5
–Nonbank	**112.4**	102.6
Loans–Nonbank Subsidiaries	**8.3**	7.6
–Other	**3.5**	1.3
Buildings and Equipment	**7.2**	7.2
Other Assets	**216.8**	191.0
Total Assets	**$2,744.1**	$2,463.0
Liabilities		
Commercial Paper	**$ 145.1**	$ 148.1
Long-Term Debt	**301.0**	301.0
Other Liabilities	**123.3**	73.6
Total Liabilities	**569.4**	522.7
Stockholders' Equity	**2,174.7**	1,940.3
Total Liabilities and Stockholders' Equity	**$2,744.1**	$2,463.0

Condensed Statement of Income

(In Millions)	For the Year Ended December 31 1999	1998	1997
Operating Income			
Dividends–Bank Subsidiaries	**$112.0**	$113.5	$ 85.5
–Nonbank Subsidiaries	**19.3**	21.9	5.6
Intercompany Interest and Other Charges	**7.2**	11.2	20.0
Interest and Other Income	**6.1**	5.2	7.2
Total Operating Income	**144.6**	151.8	118.3
Operating Expenses			
Interest Expense	**26.2**	30.5	33.3
Other Operating Expenses	**13.2**	13.6	13.1
Total Operating Expenses	**39.4**	44.1	46.4
Income before Income Taxes and Equity in Undistributed Net Income of Subsidiaries	**105.2**	107.7	71.9
Benefit for Income Taxes	**15.1**	13.8	10.3
Income before Equity in Undistributed Net Income of Subsidiaries	**120.3**	121.5	82.2
Equity in Undistributed Net Income (Loss) of Subsidiaries–Bank	**274.9**	232.8	219.9
–Nonbank	**9.8**	(.4)	7.3
Net Income	**$405.0**	$353.9	$309.4
Net Income Applicable to Common Stock	**$400.2**	$349.0	$304.4

Condensed Statement of Cash Flows

	For the Year Ended December 31		
(In Millions)	1999	1998	1997
Operating Activities:			
Net Income	**$ 405.0**	$ 353.9	$ 309.4
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Equity in Undistributed Net Income of Subsidiaries	**(284.7)**	(232.4)	(227.2)
(Increase) Decrease in Accrued Income	**(.1)**	2.1	(1.2)
(Increase) Decrease in Prepaid Expenses	**1.7**	(.3)	(3.0)
Other, net	**65.4**	27.6	8.7
Net Cash Provided by Operating Activities	**187.3**	150.9	86.7
Investing Activities:			
Net (Increase) Decrease in Time Deposits with Banks	**(16.1)**	155.9	(178.4)
Purchases of Securities	**(134.6)**	(303.7)	(392.1)
Sales of Securities	**166.8**	290.9	369.6
Proceeds from Maturity and Redemption of Securities	**10.0**	2.0	32.8
Net (Increase) Decrease in Capital Investments in Subsidiaries	**8.8**	(26.3)	(61.2)
Net (Increase) Decrease in Loans to Subsidiaries	**(.7)**	.7	7.9
Net (Increase) Decrease in Other Loans	**(2.2)**	.1	.2
Other, net	**(.3)**	(1.9)	(.2)
Net Cash Provided by (Used in) Investing Activities	**31.7**	117.7	(221.4)
Financing Activities:			
Net Increase (Decrease) in Commercial Paper	**(3.0)**	1.3	(2.2)
Repayment of Long-Term Debt	**—**	(82.5)	(8.8)
Proceeds from Long-Term Debt Issued to Subsidiaries	**—**	—	275.6
Repayment of Long-Term Debt Issued to Subsidiaries	**—**	(.1)	—
Treasury Stock Purchased	**(139.7)**	(116.5)	(66.2)
Cash Dividends Paid on Common and Preferred Stock	**(111.4)**	(98.5)	(85.3)
Net Proceeds from Stock Options	**24.1**	19.5	13.0
Other, net	**10.7**	8.0	9.2
Net Cash Provided by (Used in) Financing Activities	**(219.3)**	(268.8)	135.3
Net Change in Cash on Deposit with Subsidiary Bank	**(.3)**	(.2)	.6
Cash on Deposit with Subsidiary Bank at Beginning of Year	**.4**	.6	—
Cash on Deposit with Subsidiary Bank at End of Year	**$ .1**	$ .4	$ .6

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Northern Trust Corporation:

We have audited the accompanying consolidated balance sheet of Northern Trust Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Trust Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Chicago, Illinois,
January 18, 2000

Consolidated Financial Statistics

Quarterly Financial Data

Statement of Income	1999				1998			
($ In Millions Except Per Share Information)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Trust Fees	**$ 271.1**	**242.4**	**236.2**	**224.5**	$ 216.7	203.6	202.3	193.7
Other Noninterest Income	**69.3**	**64.0**	**66.1**	**61.6**	67.9	61.1	63.4	62.9
Net Interest Income								
Interest Income	**424.1**	**404.3**	**370.0**	**370.2**	382.6	392.9	370.3	357.3
Interest Expense	**285.8**	**276.0**	**243.4**	**244.6**	256.2	274.9	251.1	243.7
Net Interest Income	**138.3**	**128.3**	**126.6**	**125.6**	126.4	118.0	119.2	113.6
Provision for Credit Losses	**6.5**	**.5**	**5.0**	**.5**	1.0	1.0	3.0	4.0
Noninterest Expenses	**310.8**	**276.1**	**271.7**	**266.4**	269.4	243.8	247.7	236.2
Provision for Income Taxes	**55.4**	**53.9**	**52.5**	**49.7**	49.0	47.7	47.0	45.1
Net Income	**$ 106.0**	**104.2**	**99.7**	**95.1**	$ 91.6	90.2	87.2	84.9
Net Income Applicable to Common Stock	**$ 104.7**	**102.9**	**98.6**	**94.0**	$ 90.4	89.0	86.0	83.6
Per Common Share								
Net Income–Basic	**$ .47**	**.46**	**.44**	**.42**	$ .41	.40	.39	.38
–Diluted	**.46**	**.45**	**.43**	**.41**	.39	.39	.37	.36
Average Balance Sheet								
Assets								
Cash and Due from Banks	**$ 1,358.5**	**1,386.6**	**1,256.9**	**1.470.9**	$ 1,319.2	1,116.3	1,163.0	1,224.5
Money Market Assets	**5,656.0**	**4,649.4**	**3,896.9**	**4,737.8**	5,067.2	3,388.0	3,381.0	3,506.4
Securities	**7,288.8**	**8,907.5**	**8,136.4**	**7,484.8**	6,736.5	8,393.3	7,570.5	7,177.5
Loans and Leases	**15,207.0**	**14,620.5**	**14,271.2**	**14,079.2**	13,981.0	13,428.4	13,100.7	12,735.0
Reserve for Credit Losses	**(147.9)**	**(148.4)**	**(149.6)**	**(147.1)**	(146.7)	(146.6)	(147.2)	(147.7)
Other Assets	**1,717.5**	**1,679.2**	**1,712.5**	**1,754.7**	1,634.0	1,381.8	1,504.1	1,510.2
Total Assets	**$31,079.9**	**31,094.8**	**29,124.3**	**29,380.3**	$28,591.2	27,561.2	26,572.1	26,005.9
Liabilities and Stockholders' Equity								
Deposits								
Demand and Other Noninterest-Bearing	**$ 3,895.9**	**3,530.6**	**3,566.5**	**3,627.2**	$ 3,394.4	3,131.2	3,223.0	3,161.6
Savings and Other Interest-Bearing	**7,375.1**	**7,029.4**	**6,921.1**	**6,813.5**	6,537.1	6,381.9	6,429.5	6,280.1
Other Time	**757.5**	**566.5**	**716.4**	**560.4**	564.6	678.1	517.4	525.6
Foreign Offices	**8,142.3**	**7,290.0**	**6,309.4**	**6,326.2**	6,907.4	6,381.5	5,711.5	6,132.2
Total Deposits	**20,170.8**	**18,416.5**	**17,513.4**	**17,327.3**	17,403.5	16,572.7	15,881.4	16,099.5
Purchased Funds	**6,499.9**	**8,357.9**	**7,376.7**	**7,765.7**	7,017.4	7,434.8	6,739.4	6,042.4
Senior Notes	**436.4**	**498.4**	**640.6**	**746.6**	700.0	366.0	800.9	750.0
Long-Term Debt	**659.2**	**602.3**	**458.6**	**458.3**	462.8	462.5	422.9	434.5
Debt-Floating Rate Capital Securities	**267.5**	**267.5**	**267.5**	**267.5**	267.4	267.4	267.4	267.4
Other Liabilities	**908.1**	**873.4**	**832.3**	**846.1**	842.9	619.6	654.7	656.1
Stockholders' Equity	**2,138.0**	**2,078.8**	**2,035.2**	**1,968.8**	1,897.2	1,838.2	1,805.4	1,756.0
Total Liabilities and Stockholders' Equity	**$31,079.9**	**31,094.8**	**29,124.3**	**29,380.3**	$28,591.2	27,561.2	26,572.1	26,005.9
Analysis of Net Interest Income								
Earning Assets	**$28,151.8**	**28,177.4**	**26,304.5**	**26,301.8**	$25,784.7	25,209.7	24,052.2	23,418.9
Interest-Related Funds	**23,650.6**	**24,170.9**	**22,250.6**	**22,585.6**	21,999.8	21,518.6	20,361.2	19,853.1
Noninterest-Related Funds	**4,501.2**	**4,006.5**	**4,053.9**	**3,716.2**	3,784.9	3,691.1	3,691.0	3,565.8
Net Interest Income *(Taxable equivalent)*	**148.2**	**138.9**	**135.8**	**134.5**	135.2	127.7	128.2	122.0
Net Interest Margin *(Taxable equivalent)*	**2.09%**	**1.95**	**2.07**	**2.07**	2.08%	2.01	2.14	2.11
Common Stock Dividend and Market Price								
Dividends	**$ .135**	**.12**	**.12**	**.12**	$ .12	.105	.105	.105
Market Price Range–High	**54.63**	**49.81**	**50.00**	**47.38**	44.94	41.63	39.69	39.07
–Low	**41.28**	**40.16**	**42.94**	**40.31**	29.41	27.88	33.72	30.19

Note: The common stock of Northern Trust Corporation is traded on the Nasdaq National Market under the symbol NTRS.

Consolidated Financial Statistics

Average Statement of Condition with Analysis of Net Interest Income

(Interest and Rate on a Taxable Equivalent Basis)		1999			1998	
($ In Millions)	Interest	Volume	Rate	Interest	Volume	Rate
Average Earning Assets						
Money Market Assets						
Federal Funds Sold and Resell Agreements	**$ 55.8**	**$ 1,095.7**	**5.09%**	$ 53.0	$ 967.5	5.48%
Time Deposits with Banks	**164.3**	**3,562.0**	**4.61**	155.0	2,827.1	5.48
Other	**4.2**	**79.6**	**5.36**	2.7	44.1	6.14
Total Money Market Assets	**224.3**	**4,737.3**	**4.74**	210.7	3,838.7	5.49
Securities						
U.S. Government	**15.5**	**285.3**	**5.43**	22.4	374.2	5.99
Obligations of States and Political Subdivisions	**40.5**	**497.4**	**8.15**	38.2	434.0	8.81
Federal Agency	**363.6**	**6,838.5**	**5.32**	362.1	6,385.0	5.67
Other	**21.7**	**322.7**	**6.72**	18.3	265.8	6.87
Trading Account	**.8**	**12.5**	**6.58**	.8	11.8	6.53
Total Securities	**442.1**	**7,956.4**	**5.56**	441.8	7,470.8	5.91
Loans and Leases	**940.8**	**14,547.8**	**6.47**	886.5	13,315.0	6.66
Total Earning Assets	**$1,607.2**	**27,241.5**	**5.90%**	$1,539.0	24,624.5	6.25%
Reserve for Credit Losses	**—**	**(148.4)**	**—**	—	(147.1)	—
Cash and Due from Banks	**—**	**1,368.0**	**—**	—	1,205.7	—
Other Assets	**—**	**1,715.9**	**—**	—	1,507.6	—
Total Assets	**—**	**$30,177.0**	**—**	—	$27,190.7	—
Average Source of Funds						
Deposits						
Savings and Money Market	**$ 155.6**	**$ 4,845.3**	**3.21%**	$ 141.3	$ 4,263.3	3.31%
Savings Certificates	**117.3**	**2,191.0**	**5.35**	122.1	2,144.5	5.69
Other Time	**32.7**	**650.5**	**5.03**	30.6	571.8	5.35
Foreign Offices Time	**286.3**	**6,592.1**	**4.34**	286.4	5,781.7	4.95
Total Deposits	**591.9**	**14,278.9**	**4.15**	580.4	12,761.3	4.55
Federal Funds Purchased	**161.0**	**3,226.1**	**4.99**	139.8	2,620.6	5.34
Securities Sold under Agreements to Repurchase	**95.8**	**1,954.5**	**4.90**	80.2	1,506.0	5.33
Commercial Paper	**7.3**	**141.0**	**5.15**	8.0	145.9	5.51
Other Borrowings	**109.2**	**2,177.3**	**5.02**	132.3	2,540.4	5.21
Senior Notes	**30.6**	**579.5**	**5.28**	36.5	653.3	5.58
Long-Term Debt	**37.9**	**545.3**	**6.96**	31.8	445.8	7.14
Debt-Floating Rate Capital Securities	**16.1**	**267.5**	**6.02**	16.9	267.4	6.32
Total Interest-Related Funds	**1,049.8**	**23,170.1**	**4.53**	1,025.9	20,940.7	4.90
Interest Rate Spread	**—**	**—**	**1.37**	—	—	1.35
Noninterest-Related Deposits	**—**	**4,086.0**	**—**	—	3,731.8	—
Other Liabilities	**—**	**865.2**	**—**	—	693.6	—
Stockholders' Equity	**—**	**2,055.7**	**—**	—	1,824.6	—
Total Liabilities and Stockholders' Equity	**—**	**$30,177.0**	**—**	—	$27,190.7	—
Net Interest Income/Margin	**$ 557.4**	**—**	**2.05%**	$ 513.1	—	2.08%
Net Interest Income/Margin Components						
Domestic	**$ 545.7**	**$23,131.3**	**2.36%**	$ 502.7	$21,118.7	2.38%
International	**11.7**	**4,110.2**	**.30**	10.4	3,505.8	.30
Consolidated	**$ 557.4**	**$27,241.5**	**2.05%**	$ 513.1	$24,624.5	2.08%

Notes–Average volume includes nonaccrual loans.

–Total interest income includes adjustments on loans and securities to a taxable equivalent basis. Such adjustments are based on the U.S. federal income tax rate (35%) and State of Illinois income tax rate (7.18%). Lease financing receivable balances are reduced by deferred income. Total taxable equivalent interest adjustments amounted to $38.6 million in 1999, $35.9 million in 1998, $32.7 million in 1997, $33.6 million in 1996 and $37.6 million in 1995.

–Interest on loans and money market assets includes fees of $3.4 million in 1999, $4.3 million in 1998, $3.9 million in 1997, $4.3 million in 1996, and $5.1 million in 1995.

1997			1996			1995		
Interest	Volume	Rate	Interest	Volume	Rate	Interest	Volume	Rate
$ 45.9	$ 815.3	5.63%	$ 18.3	$ 333.3	5.49%	$ 12.3	$ 204.2	6.02%
133.5	2,574.7	5.18	84.9	1,699.5	5.00	92.1	1,643.9	5.60
3.0	52.6	5.68	3.0	50.7	5.91	1.1	16.6	6.88
182.4	3,442.6	5.30	106.2	2,083.5	5.10	105.5	1,864.7	5.66
48.8	822.9	5.94	97.6	1,702.0	5.73	70.4	1,225.7	5.74
38.1	408.8	9.32	40.8	414.1	9.86	46.8	434.7	10.75
281.9	4,890.1	5.77	228.4	4,010.7	5.69	258.8	4,124.8	6.28
14.9	243.4	6.11	13.7	228.2	6.00	22.0	353.4	6.21
.7	9.0	7.33	.6	8.8	7.09	3.8	54.4	7.04
384.4	6,374.2	6.03	381.1	6,363.8	5.99	401.8	6,193.0	6.49
798.7	11,812.9	6.76	697.8	10,332.1	6.75	634.3	9,136.0	6.94
$1,365.5	21,629.7	6.32%	$1,185.1	18,779.4	6.31%	$1,141.6	17,193.7	6.64%
—	(148.1)	—	—	(147.5)	—	—	(146.2)	—
—	1,095.4	—	—	1,072.9	—	—	1,178.7	—
—	1,474.7	—	—	1,259.5	—	—	1,183.3	—
—	$24,051.7	—	—	$20,964.3	—	—	$19,409.5	—
$ 125.8	$ 3,895.4	3.23%	$ 114.3	$ 3,620.7	3.16%	$ 109.1	$ 3,312.4	3.29%
117.2	2,035.8	5.76	119.1	2,062.4	5.78	120.6	2,000.3	6.03
39.4	717.3	5.50	29.9	549.2	5.44	31.5	542.7	5.81
239.8	4,971.2	4.82	184.5	3,826.2	4.82	182.1	3,493.4	5.21
522.2	11,619.7	4.49	447.8	10,058.5	4.45	443.3	9,348.8	4.74
92.4	1,690.2	5.47	97.9	1,842.2	5.31	91.2	1,564.0	5.83
81.7	1,519.9	5.38	103.4	1,973.3	5.24	102.6	1,769.7	5.80
7.9	142.7	5.54	7.8	143.7	5.40	8.6	146.0	5.87
112.4	2,120.9	5.30	64.5	1,274.1	5.07	55.6	1,034.5	5.38
30.9	539.3	5.75	14.4	267.5	5.37	23.7	394.0	6.00
32.6	435.8	7.48	27.4	360.7	7.59	21.4	271.3	7.88
14.5	224.1	6.49	—	—	—	—	—	—
894.6	18,292.6	4.89	763.2	15,920.0	4.79	746.4	14,528.3	5.14
—	—	1.43	—	—	1.52	—	—	1.50
—	3,450.3	—	—	3,080.7	—	—	3,046.4	—
—	679.3	—	—	477.9	—	—	462.1	—
—	1,629.5	—	—	1,485.7	—	—	1,372.7	—
—	$24,051.7	—	—	$20,964.3	—	—	$19,409.5	—
$ 470.9	—	2.18%	$ 421.9	—	2.25%	$ 395.2	—	2.30%
$ 466.0	$18,492.2	2.52%	$ 420.6	$16,678.5	2.52%	$ 392.6	$15,193.7	2.58%
4.9	3,137.5	.16	1.3	2,100.9	.06	2.6	2,000.0	.13
$ 470.9	$21,629.7	2.18%	$ 421.9	$18,779.4	2.25%	$ 395.2	$17,193.7	2.30%

NORTHERN TRUST CORPORATION
50 South La Salle Street, Chicago, Illinois 60675
(312) 630-6000

PRINCIPAL SUBSIDIARY

The Northern Trust Company
50 South La Salle Street, Chicago, Illinois 60675
120 East Oak Street, Chicago, Illinois 60611
201 East Huron, Chicago, Illinois 60611
125 South Wacker Drive, Chicago, Illinois 60675
2814 West Fullerton, Chicago, Illinois 60647
7801 South State Street, Chicago, Illinois 60619
8501 West Higgins Road, Chicago, Illinois 60631
826 S. Northwest Highway, Barrington, Illinois 60010
2550 Waukegan Road, Glenview, Illinois 60025
579 Central Avenue, Highland Park, Illinois 60035
4 North Washington Street, Hinsdale, Illinois 60521
120 East Scranton Avenue, Lake Bluff, Illinois 60044
265 Deerpath Road, Lake Forest, Illinois 60045
959 South Waukegan Road, Lake Forest, Illinois 60045
701 South McKinley Road, Lake Forest, Illinois 60045
400 East Diehl Road, Naperville, Illinois 60563
One Oakbrook Terrace, Oakbrook Terrace, Illinois 60181
1501 Woodfield Road, Schaumburg, Illinois 60173
62 Green Bay Road, Winnetka, Illinois 60093

Cleveland Branch
127 Public Square, Suite 5150, Cleveland, Ohio 44114

London Branch
155 Bishopsgate, London EC2M 3XS, United Kingdom

Cayman Islands Branch
P.O. Box 501, Georgetown, Cayman Islands,
British West Indies

Singapore Branch
80 Raffles Place #46-02, UOB Plaza 1,
Singapore 048624

SUBSIDIARIES OF THE NORTHERN TRUST COMPANY

The Northern Trust International Banking Corporation
One World Trade Center, Suite 3941,
New York, New York 10048

The Northern Trust Company of Hong Kong Limited
Suite 703-4 One Pacific Place
88 Queensway, Hong Kong

Northern Trust Trade Services Limited
7/F CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong

Northern Trust Fund Managers (Ireland) Limited
Connaught House
30 Herbert Street
Dublin 2, Ireland

NorLease, Inc.
50 South La Salle Street, Chicago, Illinois 60675

The Northern Trust Company, Canada
161 Bay Street, Suite 4540, B.C.E. Place
Toronto, Ontario, Canada M5J 2S1

NTG Services LLC
155 Bishopsgate, London
EC2M 3XS, United Kingdom

NT Mortgage Holdings LLC
50 South La Salle Street
Chicago, Illinois 60675

OTHER SUBSIDIARIES OF THE CORPORATION

Northern Trust Bank of Florida N.A.
700 Brickell Avenue, Miami, Florida 33131
595 Biltmore Way, Coral Gables, Florida 33134
328 Crandon Boulevard, Suite 101,
Key Biscayne, Florida 33149
3001 Aventura Boulevard, Aventura, Florida 33180
8600 NW 17th Street, Suite 120, Miami, Florida 33126
1100 East Las Olas Boulevard,
Fort Lauderdale, Florida 33301
2601 East Oakland Park Boulevard,
Fort Lauderdale, Florida 33306
301 Yamato Road, Boca Raton, Florida 33431
770 East Atlantic Avenue, Delray Beach, Florida 33483
440 Royal Palm Way, Palm Beach, Florida 33480
11780 U.S. Highway 1, Suite 100,
North Palm Beach, Florida 33408
2201 S.E. Kingswood Terrace, Monterey Commons,
Stuart, Florida 34996
755 Beachland Boulevard, Vero Beach, Florida 32963
1440 South A1A, Vero Beach, Florida 32963
4001 Tamiami Trail North, Naples, Florida 34103
375 Fifth Avenue South, Naples, Florida 34102
26790 South Tamiami Trail,
Bonita Springs, Florida 34134
8060 College Parkway S.W., Fort Myers, Florida 33919
1515 Ringling Boulevard, Sarasota, Florida 34236
901 Venetia Bay Boulevard, Suite 100,
Venice, Florida 34292
540 Bay Isles Road, Longboat Key, Florida 34228
233 15th Street West, Bradenton, Florida 34205
6320 Venture Drive, Suite 100, Bradenton, Florida 34202
100 Second Avenue South, St. Petersburg, Florida 33701
425 North Florida Avenue, Tampa, Florida 33602

Corporate Structure

Northern Trust Cayman International, Ltd.
P.O. Box 1586, Georgetown, Grand Cayman,
Cayman Islands, British West Indies

Northern Trust Bank of Arizona N.A.
2398 East Camelback Road, Phoenix, Arizona 85016
6373 East Tanque Verde Road, Tucson, Arizona 85715
3450 East Sunrise Drive, Tucson, Arizona 85718
10220 West Bell Road, Sun City, Arizona 85351
10015 West Royal Oak Road, Sun City, Arizona 85351
7600 E. Doubletree Ranch Road, Scottsdale, Arizona 85258
7501 East Thompson Peak Parkway,
Scottsdale, Arizona 85255
19432 R. H. Johnson Boulevard,
Sun City West, Arizona 85375
1525 South Greenfield Road, Mesa, Arizona 85206

Northern Trust Bank of California N.A.
355 South Grand Avenue, Suite 2600,
Los Angeles, California 90071
620 Newport Center Drive, Suite 200,
Newport Beach, California 92660
4370 LaJolla Village Drive, Suite 1000,
San Diego, California 92122
1125 Wall Street, LaJolla, California 92037
206 East Anapamu Street,
Santa Barbara, California 93101
1485 East Valley Road, (Montecito),
Santa Barbara, California 93108
580 California Street, Suite 1800,
San Francisco, California 94104
575 Redwood Highway, Suite 100
Mill Valley, California 94941
10877 Wilshire Boulevard (Westwood), Suite 100,
Los Angeles, California 90024
74–900 Highway 111, Suite 121,
Indian Wells, California 92210
421 North Rodeo Drive, Penthouse,
Beverly Hills, California 90210

Northern Trust Bank of Texas N.A.
2020 Ross Avenue, Dallas, Texas 75201
5540 Preston Road, Dallas, Texas 75205
16475 Dallas Parkway, Addison, Texas 75001
2701 Kirby Drive, Houston, Texas 77098
600 Bering Drive, Houston, Texas 77057
10000 Memorial Drive, Houston, Texas 77024
700 Rusk Street, Houston, Texas 77002

Northern Trust Bank, FSB
Michigan
1701 North Woodward Avenue, Suite 110,
Bloomfield Hills, Michigan 48304
161 Ottawa, Northwest, Suites 111 and 114,
Grand Rapids, Michigan 49503
Washington
1414 Fourth Avenue, Seattle, Washington 98101

Northern Trust Bank of Colorado
1200 17th Street, 24th Floor,
Denver, Colorado 80202

Northern Trust Global Advisors, Inc.
300 Atlantic Street, Suite 400,
Stamford, Connecticut 06901

The Northern Trust Company of Connecticut
300 Atlantic Street, Suite 400,
Stamford, Connecticut 06901

NT Global Advisors, Inc.
161 Bay Street, Suite 4540, B.C.E. Place,
Toronto, Ontario, Canada M5J 2S1

NT Fund Advisors of Quebec, Inc.
770 Sherbrooke Street West, Suite 1420,
Montreal, Quebec, Canada H3A 1G1

Northern Trust Global Advisors, Limited
155 Bishopsgate, London EC2M 3XS, United Kingdom

Northern Trust Quantitative Advisors, Inc.
50 South LaSalle Street, Chicago, Illinois 60675

The Northern Trust Company of New York
40 Broad Street, New York, New York 10004

Northern Trust Securities, Inc.
50 South LaSalle Street, Chicago, Illinois 60675

Northern Trust Retirement Consulting, L.L.C.
400 Perimeter Center Terrace, Suite 850,
Atlanta, Georgia 30346
20020 120th Avenue Northeast, Suite 200,
Bothell, Washington 98011